THE DIVERSIFIED EXPERIENTIAL REIT

2025 ANNUAL REPORT

EPR Properties®





EPR Properties®

Corporate Information

Board of Trustees

Executive Officers

GREGORY K. SILVERS
Chairman & Chief Executive Officer

BENJAMIN N. FOX
Executive Vice President & Chief Investment Officer

MARK A. PETERSON
Executive Vice President, Chief Financial Officer & Treasurer

ELIZABETH A. GRACE
Senior Vice President – Human Resources & Administration

GWEN M. JOHNSON
Senior Vice President – Asset Management

TONYA L. MATER
Senior Vice President & Chief Accounting Officer

BRIAN A. MORIARTY
Senior Vice President – Corporate Communications

PAUL R. TURVEY
Senior Vice President, General Counsel & Secretary

Annual Shareholders Meeting

The annual meeting of shareholders will be held at 11:00 a.m. (CST), May 5, 2026, at the Company's offices at 909 Walnut St., Suite 200, Kansas City, MO 64106.

Stock Market Information

The Company's common shares of beneficial interest are traded on the New York Stock Exchange under the symbol EPR.

EPR LISTED NYSE

Investor Relations

For further information regarding EPR Properties, please direct inquiries to:

EPR Properties
Investor Relations Department
909 Walnut St., Suite 200
Kansas City, MO 64106
brianm@eprkc.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43007
Providence, RI 02940-3007

Independent Auditors

KPMG LLP
1000 Walnut St.
Suite 1000
Kansas City, MO 64106

For access to additional financial information, visit **EPRKC.COM**

Dear Fellow Shareholder:



2025 was defined by steady execution and meaningful progress toward accelerated growth. Our experiential portfolio once again demonstrated resilience, supported by solid tenant performance and sustained consumer demand for shared experiences. Against a backdrop of economic uncertainty, our disciplined deployment strategy, strategic capital recycling, and deep relationships with new and previous operators enabled us to expand our portfolio and enhance our financial flexibility.

GREGORY K. SILVERS
Chairman & CEO

We delivered strong financial performance, including FFO as adjusted ("FFOAA") per share earnings growth of 5.1%*, demonstrating the stability of our experiential platform and the benefits of our relationship-driven, high-quality investment pipeline. We also made strategic progress on capital recycling, primarily focused on non-core theatre properties and opportunistic education sales. These actions created capacity for accretive experiential investments and further strengthened our portfolio.

> ❝ We delivered strong financial performance, including FFO as adjusted ("FFOAA") per share earnings growth of 5.1%*, demonstrating the stability of our experiential platform and the benefits of our relationship-driven, high-quality investment pipeline. ❞

PORTFOLIO GROWTH AND STRATEGIC ALIGNMENT

Throughout 2025, we continued to enhance our portfolio with selective investments in proven experiential properties. These investments reflect our confidence in long-term demand for experiences and our commitment to expanding in categories that offer resilient performance and compelling future growth opportunities.

During the year, our investment spending was approximately $289 million and included several notable highlights, such as our first traditional golf investment, distinctive attraction concepts, and differentiated fitness platforms. These investments both strengthen relationships with existing operators and create new partnerships, expanding our presence across attractive experiential segments.

Consistent with our long-term strategy, our strategic capital recycling program was an important element of our 2025 progress. During the year dispositions totaling approximately $168 million consisted of primarily non-core theatres and early childhood education properties. These targeted dispositions further improved portfolio quality, reduced concentration risk, and created capacity for

*See Form 10-K or Supplemental Operating and Financial Data for the Fourth Quarter and Year Ended December 31, 2025 for definition and calculation of this non-GAAP measure; Coverage is TTM December 31, 2025

2025 Investment Spending Highlights

FRISCO LAKES – Dallas, Texas



OCEAN BREEZE WATER PARK – Virginia Beach, Virginia

ALTEA – Winnipeg, Canada

reinvestment into accretive experiential investments. Consumers continue to seek value-oriented leisure and entertainment. Moreover, many of our operators have enhanced their offerings around an evolving consumer backdrop, including annual pass and subscription programs, bundled and loyalty-driven discounting, dynamic pricing, and enhanced technology and digital engagement tools.

These initiatives not only improve customer experience but also create operational efficiencies that strengthen tenant performance and support rent coverage. Our total portfolio coverage remained strong at 2.0x*. Box office held steady, with approximately 1% growth in North America and further growth expected in 2026. Our theatre portfolio continued its stable performance, aided by increased per patron food and beverage spending.

We ended the year with a total of 333 properties and total investments of $7.0 billion. Our experiential portfolio totaled 278 properties with 54 operators, and our education portfolio totaled 55 properties with five operators.

Target Experiential Property Types



EAT & PLAY
Golf Entertainment Complexes
Family Entertainment Centers
Bowling/Karting
Entertainment Districts

GAMING
Casino Resorts

EXPERIENTIAL LODGING
Ski-Based Lodging
Waterpark Lodging
National Parks
Themed Lodging

SKI
Metro
Regional
Destination

ATTRACTIONS
Amusement Parks
Waterparks
Marinas

CULTURAL
Museums
Zoos
Aquariums

LIVE VENUES
Concert Venues
Performance Venues
E-Gaming

FITNESS & WELLNESS
Fitness Centers
Climbing Gyms
Spas/Clubs
Youth Sports/Athletics
Golf

POSITIONED FOR ACCELERATED INVESTING

Our balance sheet remains one of our most important strengths. During the year we executed key capital markets initiatives to fund our investment pipeline and strengthen our balance sheet. We closed on a $550 million public offering of 4.75% senior unsecured notes due in 2030, with proceeds used to repay borrowings under our unsecured revolving credit facility and support general corporate purposes. Shortly thereafter, we established a $400 million "at-the-market" equity offering program ("ATM Program") providing flexible access to equity capital as needed.

Our conservative payout ratio and strong earnings growth also supported a 3.5% increase to our monthly dividend to common shareholders in 2025, while maintaining substantial financial flexibility.

We have built a robust pipeline of high-quality experiential investments. Larger opportunities are now accessible due to our strengthened balance sheet, expanded operator relationships, and deep underwriting expertise. The strength of our balance sheet, combined with our disciplined approach to capital allocation, positions us to capitalize on the significant investment opportunities we anticipate in 2026.

Capital Structure
(in millions)

	Q4 2025
Common Equity	$3,800
Preferred Equity	$371
Net Debt	$2,864
Total Market Capitalization	**$7,035**

Investment Grade Ratings

EPR's unsecured debt is investment grade

Fitch
BBB-
Stable

S&P
BBB-
Stable

Moody's
Baa3
Stable

Financial Highlights

Liquidity available: **$90.6M** cash on hand **$1B** revolver, **ZERO** outstanding

Unsecured Debt **99%**

Net Debt to Annualized Adjusted EBITDAre* **4.9x**

~$2.9B total debt; all fixed rate or fixed through int. rate swaps at wtd. avg. of **4.4%**

New **ATM Program** for issuance of common shares for aggregate sales price up to **$400M**

Closed public offering of **$550M** of 5-year senior unsecured notes; interest rate of 4.75%

*See Form 10-K or Supplemental Operating and Financial Data for the Fourth Quarter and Year Ended December 31, 2025 for definition and calculation of this non-GAAP measure

TOPGOLF



ANDRETTI   DIGGERLAND

COMMITMENT TO CORPORATE RESPONSIBILITY

We remain committed to operating with integrity, advancing sustainable practices, and supporting the long-term health of our communities. We continue to work with operators on energy efficiency measures and environmentally responsible development. Our culture emphasizes inclusivity, diverse perspectives, and strong governance principles, all of which are key components of our long-term value creation framework.



CREATING SHAREHOLDER VALUE

As we look toward 2026 and beyond, our experiential real estate platform is well positioned for outperformance. The sustained consumer preference for shared experiences, combined with our relationship-driven strategy, disciplined capital allocation, and strong financial foundation, creates a compelling path for accelerated value creation.

For nearly 30 years, we have demonstrated our ability to navigate economic cycles by focusing on what we can control, including selective investments, conservative balance sheet management, and strategic capital recycling. These principles have served us well as we have continued to deliver lifetime total returns that exceed both the MSCI US REIT Index and the Russell 1000 Index.



Lifetime Total Shareholder Return

MSCI US REIT (RMZ)	RUSSELL 1000	EPR
769%	1,138%	1,788%

Source: S&P Capital IQ, dates 11/18/1997 through 12/31/2025

Thank you to our shareholders, customers, and team members for your continued trust and support. We are excited about the opportunities ahead and confident in our ability to deliver enduring value through focused, strategic growth.

Sincerely,

GREGORY K. SILVERS
Chairman & CEO



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-13561

EPR PROPERTIES

(Exact name of registrant as specified in its charter)

Maryland	**43-1790877**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
909 Walnut Street, Suite 200	
Kansas City, Missouri	**64106**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (816) 472-1700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common shares, par value $0.01 per share	EPR	New York Stock Exchange
5.75% Series C cumulative convertible preferred shares, par value $0.01 per share	EPR PrC	New York Stock Exchange
9.00% Series E cumulative convertible preferred shares, par value $0.01 per share	EPR PrE	New York Stock Exchange
5.75% Series G cumulative redeemable preferred shares, par value $0.01 per share	EPR PrG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common shares of beneficial interest ("common shares") of the registrant held by non-affiliates, based on the closing price on the last business day of the registrant's most recently completed second fiscal quarter, as reported on the New York Stock Exchange, was $4,458,055,841.

At February 25, 2026, there were 76,520,011 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Shareholders to be filed with the Commission pursuant to Regulation 14A are incorporated by reference in Part III of this Annual Report on Form 10-K.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

With the exception of historical information, certain statements contained or incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as those pertaining to our capital resources and liquidity, our expected pursuit of growth opportunities, our expected cash flows, the performance of our customers, our expected cash collections and our results of operations and financial condition. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by use of words such as "will be," "intend," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "pipeline," "estimates," "offers," "plans," "would" or other similar expressions or other comparable terms or discussions of strategy, plans or intentions in this Annual Report on Form 10-K.

Forward-looking statements necessarily are dependent on assumptions, data or methods that may be incorrect or imprecise. These forward-looking statements represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Many of the factors that will determine these items are beyond our ability to control or predict. For further discussion of these factors see "Summary Risk Factors" below and Item 1A - "Risk Factors" in this Annual Report on Form 10-K.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or the date of any document incorporated by reference herein. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K.

SUMMARY RISK FACTORS

Our business is subject to varying degrees of risk and uncertainty. You should carefully review and consider the full discussion of our risk factors in Item 1A - "Risk Factors" in this Annual Report on Form 10-K. If any of these risks occur, our business, financial condition or results of operations could be materially and adversely affected. Set forth below is a summary list of the principal risk factors relating to our business:

- Global economic and geopolitical uncertainty, disruptions in financial markets, and challenging economic conditions;
- Risks associated with the future outbreak of any highly infectious or contagious diseases, such as the COVID-19 pandemic;
- The impact of inflation on our customers and our results of operations;
- Actual and perceived changes in U.S. trade policies;
- Reduction in discretionary spending by consumers;
- Covenants in our debt instruments that limit our ability to take certain actions;
- Adverse changes in our credit ratings;
- Elevated interest rates;
- Defaults in the performance of lease terms by our tenants;
- Defaults by our customers and counterparties on their obligations owed to us;
- A borrower's bankruptcy or default;
- Risks associated with sales or divestitures of properties;
- Our ability to renew maturing leases on terms comparable to prior leases and/or our ability to locate substitute lessees for these properties on economically favorable terms or at all;
- Risks of operating in the experiential real estate industry (including the impact of labor strikes on the production, supply or theatrical release of motion pictures to our theatre tenants);

- Our ability to compete effectively;
- Risks associated with three tenants representing a substantial portion of our lease revenues;
- The ability of our build-to-suit tenants to achieve sufficient operating results within expected time-frames and therefore have capacity to pay their agreed-upon rent;
- Risks associated with our dependence on third-party managers to operate certain of our properties;
- Risks associated with our level of indebtedness;
- Risks associated with use of leverage to acquire properties;
- Financing arrangements that require lump-sum payments;
- Our ability to raise capital;
- The concentration of our investment portfolio;
- Our continued qualification as a real estate investment trust for U.S. federal income tax purposes and related tax matters;
- The ability of our subsidiaries to satisfy their obligations;
- Financing arrangements that expose us to funding and completion risks;
- Our reliance on a limited number of associates, the loss of which could harm operations;
- Risks associated with the employment of personnel by managers of certain of our properties;
- Risks associated with the gaming industry;
- Risks associated with gaming and other regulatory authorities;
- Delays or prohibitions of transfers of gaming properties due to required regulatory approvals;
- Risks associated with security breaches and other disruptions;
- Risks associated with the use of artificial intelligence;
- Changes in accounting standards that may adversely affect our financial statements;
- Fluctuations in the value of real estate income and investments;
- Risks relating to real estate ownership, leasing and development, including local conditions such as an oversupply of space or a reduction in demand for real estate in the area, competition from other available space, whether tenants and users such as customers of our tenants consider a property attractive, changes in real estate taxes and other expenses, changes in market rental rates, the timing and costs associated with property improvements and rentals, changes in taxation or zoning laws or other governmental regulation, whether we are able to pass some or all of any increased operating costs through to tenants or other customers, and how well we manage our properties;
- Our ability to secure adequate insurance and risk of potential uninsured losses, including from natural disasters;
- Risks involved in joint ventures;
- Risks in leasing multi-tenant properties;
- Risks associated with litigation that could negatively impact our financial condition, cash flows, results of operations and the trading price of our shares;
- A failure to comply with the Americans with Disabilities Act or other laws;
- Risks of environmental liability;
- Risks associated with climate change;
- Risks associated with the relatively illiquid nature of our real estate investments;
- Risks with owning assets in foreign countries;
- Risks associated with owning, operating or financing properties for which the tenants', mortgagors' or our operations may be impacted by weather conditions, climate change and natural disasters;
- Risks associated with the development, redevelopment and expansion of properties and the acquisition of other real estate related companies;
- Our ability to pay dividends in cash or at current rates;
- Risks associated with the impact of inflation or market interest rates on the value of our shares;
- Fluctuations in the market prices for our shares;
- Certain limits on changes in control imposed under law and by our Declaration of Trust and Bylaws;
- Policy changes obtained without the approval of our shareholders;
- Equity issuances that could dilute the value of our shares;
- Future offerings of debt or equity securities, which may rank senior to our common shares;
- Risks associated with changes in foreign exchange rates; and
- Changes in laws and regulations, including tax laws and regulations.

Market and Industry Data

This Annual Report on Form 10-K contains market and industry data and forecasts obtained from publicly available information, various industry publications, and other published industry sources. We have not independently verified the information from third party sources and cannot make any representation as to the accuracy or completeness of such information. None of the reports and other materials of third-party sources referred to in this Annual Report on Form 10-K were prepared for use in, or in connection with, this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business

General

EPR Properties ("we," "us," "our," "EPR" or the "Company") was formed on August 22, 1997 as a self-administered Maryland real estate investment trust ("REIT"), and an initial public offering of our common shares of beneficial interest ("common shares") was completed on November 18, 1997. Since that time, we have been a leading net lease investor in experiential real estate, venues that create value by facilitating out-of-home leisure and recreation experiences where consumers choose to spend their discretionary time and money. We focus our underwriting of experiential property investments on key industry and property cash flow criteria, as well as the credit metrics of our tenants and customers.

We believe that our position is further supported by the fact that our customers offer popular and affordable entertainment and social outlet options, particularly through our theatres, eat & play and cultural venues. Additionally, we believe we benefit from the regional destinations offered by our experiential lodging, ski, attractions and gaming properties, which are drive-to locations that do not require air travel.

The Company remains focused on future growth targeted in experiential property types. Experiential properties have proven to be an enduring sector of the real estate industry and we believe our strategy of diversified growth, industry relationships and the knowledge of our management team, provides us with a distinct competitive advantage. This strategy aligns with the long-term consumer trends of the growing experiential economy and offers the potential for higher growth, increased diversification and better yields. Our Education portfolio, consisting of early childhood education centers and private schools, continues as a legacy investment and provides additional geographic and property diversity. We intend to ultimately dispose of our Education portfolio over time and recycle the proceeds into other experiential investments.

As of December 31, 2025, our total assets were approximately $5.7 billion (after accumulated depreciation of approximately $1.7 billion) with properties located in 43 states and Canada. Our investments are generally structured as long-term triple-net leases or mortgages that require tenants or borrowers to pay substantially all expenses associated with the operation and maintenance of the property.

Our total investments (a non-GAAP financial measure) were approximately $7.0 billion at December 31, 2025. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures" for the reconciliation of "Total assets" in the consolidated balance sheet to total investments and the calculation of total investments at December 31, 2025 and 2024. We group our investments into two reportable segments: Experiential and Education. As of December 31, 2025, our Experiential investments comprised $6.6 billion, or 94%, and our Education investments comprised $0.4 billion, or 6%, of our total investments. A more detailed description of the property types included within these segments is provided below.

Although we are primarily a long-term investor, we may sell assets if we believe that it is in the best interest of our shareholders or pursuant to contractual rights of our tenants or our customers.

Experiential

As of December 31, 2025, our Experiential portfolio (excluding property under development, undeveloped land inventory and two joint venture properties) consisted of the following property types (owned or financed):

- 148 theatre properties;
- 60 eat & play properties (including seven theatres located in entertainment districts);
- 26 attraction properties;
- 11 ski properties;

- four experiential lodging properties;
- 27 fitness & wellness properties;
- one gaming property; and
- one cultural property.

As of December 31, 2025, our wholly-owned Experiential real estate portfolio consisted of approximately 19.0 million square feet, was 99% leased or operated and included $54.9 million in property under development and $20.2 million in undeveloped land inventory.

Theatres

A significant portion of our Experiential portfolio consists of modern megaplex theatres. The theatre industry continues to rebound from the production delays created by the 2023 writers' and actors' strikes. Total North American box office revenues for 2025 increased by approximately 1% versus 2024. Separately, theatre food and beverage revenues per customer visit have notably increased as compared to 2019.

During the period in which COVID-19 pandemic-response restrictions were placed on theatre operations, certain studios chose to experiment with hybrid content release strategies in support of their direct-to-consumer streaming services. Results of such various release experiments demonstrated the significant economic and strategic importance of theatrical exhibition and studios have broadly returned to exclusive theatrical releases for a period of approximately 45 days (versus the previous window of approximately 75 days), which is when most of a film's box office revenue is earned.

The modern megaplex theatre provides a greatly enhanced audio and visual experience for patrons. Additionally, national and local exhibitors have made significant strides to further enhance the customer experience. These enhancements include reserved, luxury seating and expanded food and beverage offerings, such as the addition of alcohol and more efficient point of sale systems. The evolution of the theatre industry over the last 30 years, from the sloped floor theatre to the megaplex stadium theatre to the expanded amenity theatre, demonstrates that exhibitors and their landlords are willing to make investments in their theatres to take the customer experience to the next level.

Movie-going has been a dominant out-of-home entertainment option for decades, with an average of approximately 15 million tickets sold weekly in North America in 2025. We believe that the evolution in theatres and enhanced customer experience will continue to bring customers back to enjoy film exhibition. While consumers have the option of watching streaming content at home, historical data indicates that theatre exhibition and at-home streaming options have successfully coexisted, highlighted by the fact that the most frequent moviegoers also spend the most time streaming. This is in part likely due to the fact that the majority of content streamed in-home is series-based content.

Consumer demand for moviegoing has repeatedly proven to be content-driven, with strong films delivering outsized attendance and revenues. Accordingly, the industry relies on a consistent cadence of wide release films supported by meaningful theatrical exclusivity windows. Potential studio consolidation could introduce risk that the number of wide release titles are reduced or theatrical windows are compressed.

Due to our asset concentration and historical challenges, we intend to reduce our investments in theatres in the future and further diversify our other experiential property types. We expect this to occur as we limit new investments in theatres, grow other target experiential property types and pursue opportunistic dispositions of theatre properties.

As of December 31, 2025, our owned theatre properties were leased to 17 different leading theatre operators. A significant portion of our total revenue was from American Multi-Cinema, Inc. ("AMC") and Cineworld Group, plc, Regal Entertainment Group and our other Regal theatre tenants (collectively, "Regal"). For the year ended December 31, 2025, approximately $97.4 million, or 13.6%, and $82.8 million, or 11.5%, of the Company's total revenue was from AMC and Regal, respectively.

Eat & Play

The emergence of the "eatertainment" category has inspired an increasing number of successful concepts that appeal to consumers by providing high-quality food and entertainment options all at one location. Our eat & play portfolio includes golf entertainment complexes, entertainment districts and family entertainment centers.

Our golf entertainment complexes combine golf with entertainment, competition and food and beverage service, and are leased to, or we have mortgage receivables from, Topgolf USA ("Topgolf"). By combining interactive entertainment with high-quality food and beverage and a long-lived recreational activity, Topgolf provides an innovative, enjoyable and repeatable customer experience. We expect to continue to pursue select opportunities related to golf entertainment complexes. A significant portion of our total revenue was from Topgolf, which totaled approximately $102.3 million, or 14.2%, of the Company's total revenue for the year ended December 31, 2025.

Entertainment districts are restaurant, retail and other entertainment venues typically anchored by a megaplex theatre. The opportunity to capitalize on the traffic generated by our existing market-dominant theatres to create entertainment districts not only strengthens the execution of the megaplex theatre, but adds diversity to our tenant and asset base. This broad selection of entertainment options creates a convenient and engaging experience for consumers who want to park their cars only once, and experience different forms of entertainment. We have and will continue to evaluate our existing portfolio for additional development of entertainment, retail and restaurant density, and we will also continue to evaluate the purchase or financing of existing entertainment districts that demonstrate strong financial performance and meet our quality standards. The leasing and property management requirements of our entertainment districts are generally met using third-party professional service providers.

Our family entertainment center operators offer a variety of entertainment options including bowling, laser tag, karting, arcade games and virtual reality experiences. Andretti Indoor Karting and Games ("Andretti") represents an operator that delivers a unique combination of entertainment options, combining electric go karts with immersive gaming. We have grown our investments with Andretti as they have consistently created highly entertaining and successful offerings. We will continue to seek opportunities for the acquisition, financing or development of family entertainment centers that leverage our expertise in this area.

Attractions

Our attractions portfolio consists primarily of waterparks and amusement parks, each of which draw a diverse segment of customers. These properties offer themed experiences designed to appeal to all ages while remaining accessible in both cost and proximity.

Our attraction operators continue to deliver innovative and compelling attractions along with high standards of service, making our attractions a day of fun that is accessible for families, teens, locals and tourists. As the attractions industry continues to evolve, innovative technologies and concepts are redefining the attractions experience.

Our attraction properties are leased to, or we have mortgage notes receivable from, eight different operators. We expect to continue to pursue opportunities in this area.

Ski

Our ski portfolio provides a sustainable advantage for the experience-oriented consumer, providing outdoor entertainment in the winter and, in some cases, year-round. All the ski properties that serve as collateral for our mortgage notes in this area, as well as our three owned properties, offer snowmaking capabilities and provide a variety of terrains and vertical drop options.

We believe that the primary appeal of our ski properties lies in the convenient and reliable experience consumers can expect. Given that all of our ski properties are located near major metropolitan areas, they offer skiing, snowboarding and other activities without the expense, travel, or lengthy preparations of remote ski resorts. Furthermore, advanced snowmaking capabilities increase the reliability of the experience during the winter versus other ski properties without such capabilities. These properties are leased to, or we have mortgage notes receivable from, three different operators. We expect to continue to pursue opportunities in this area.

Experiential Lodging

Experiential lodging meets the needs of consumers by providing a convenient, central location that combines high-quality lodging amenities with entertainment, recreation and leisure activities. The appeal of these properties attracts multiple generations at once. By offering more than the standard lodging destination, these properties provide an added incentive as consumers opt for distinctive, curated experiences. Our investments in experiential lodging are structured using triple-net leases and mortgage notes, and we currently operate two properties. We expect to continue to pursue opportunities for investments in experiential lodging.

Fitness & Wellness

The increased focus on holistic wellness has become a driving force within the fitness and wellness industry. From relaxing spas to intense spin classes, consumers are seeking an expanded set of offerings delivered across a variety of boutique fitness centers, larger fitness centers and resort spas. By allowing consumers to focus on their individual interests and goals in a community setting, operators gain loyalty and retention which are essential elements in the ongoing success of fitness and wellness facilities. Industry leaders remain at the forefront by offering personalization within congregate settings. Our tenants make it their goal to motivate, educate, and help consumers look and feel better. We expect to continue to pursue opportunities for investments in Fitness & Wellness.

Gaming

Our gaming portfolio is strategically focused on casino resorts and hotels leased to leading operators with a strong regulatory track record that seek to drive consumer loyalty and value through quality customer experiences, superior service, world-class affinity programs and continuous innovation on and off the gaming floor. Additionally, we target casino resorts and hotels that provide a wide array of experiential offerings outside of lodging and state-of-the-art gaming. Through live entertainment, various recreational opportunities, dining options and night clubs, the combination of amenities appeals to a broader demographic.

As of December 31, 2025, our investment in gaming consisted solely of land under ground lease related to the Resorts World Catskills casino and resort project in Sullivan County, New York. Our ground lease tenant has invested in excess of $930.0 million in the construction of the casino and resort project, and the casino first opened for business in February 2018. We will continue to pursue opportunities for investment in gaming under triple-net lease structures or mortgages.

Cultural

Our cultural investments seek to engage consumers and create memorable experiences and are evolving to offer immersive and interactive exhibits that encourage repeat visits. Combining an opportunity to experience animals, art or history with a congregate social experience, cultural venues, such as zoos, aquariums and museums, are reemerging as an entertainment option. As appreciation for the importance of leisure time is growing, cultural venues are broadening their appeal to reach a variety of customers.

Desiring to be a preeminent provider of location-based experiences, several trends have developed among cultural venues. Many are utilizing new technology, personalizing the guest experience and implementing an element of play that was previously absent. In making new investments in this property type, we will continue to identify the locations and tenants that execute well on these trends and have a history of strong attendance. City Museum in St. Louis is one of our properties and is a great example of an emerging category called "artainment," which is an art display that invites guests to interact and explore.

We believe that demand for cultural activities will continue to build, and we expect to continue to pursue opportunities in this area.

Education

As of December 31, 2025, our Education segment consisted of the following property types (owned or financed):

- 46 early childhood education center properties; and
- nine private school properties.

As of December 31, 2025, our wholly-owned Education real estate portfolio consisted of approximately 1.1 million square feet and was 100% leased. Our private schools provide an alternative to meet the significant demand for high-quality education in the United States. As educational choice remains a priority for parents, private schools provide yet another option for maximizing the educational experience. Our investment in early childhood education centers recognizes the growing demand for quality early childhood education facilities that offer the best educational experience in a competitive market. As discussed above, our growth going forward will be focused on experiential properties and therefore we do not expect to seek additional opportunities for education properties.

Business Objectives and Strategies

Our vision is to continue to build the premier diversified experiential REIT. We focus on real estate venues that create value by facilitating out of home leisure and recreation experiences where consumers choose to spend their discretionary time and money. These are properties that make up the social infrastructure of society.

Our long-term primary business objective is to enhance shareholder value by achieving predictable and increasing Funds From Operations As Adjusted ("FFOAA"), Adjusted Funds From Operations ("AFFO") and dividends per share (See Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures" for a discussion and reconciliations of FFOAA and AFFO, which are non-GAAP financial measures). Our growth strategy focuses on acquiring or developing experiential properties in which we maintain a depth of knowledge and relationships, and which we believe offer sustained performance throughout most economic cycles. We intend to achieve this objective by continuing to execute the Growth Strategies, Operating Strategies and Capitalization Strategies described below.

Growth Strategies

Our strategic growth is focused on acquiring or developing a high-quality, diversified portfolio of experiential real estate venues that create value by facilitating out of home leisure and recreation experiences where consumers choose to spend their discretionary time and money. We may also pursue opportunities to provide mortgage financing for these investments in certain situations where this structure is more advantageous than owning the underlying real estate.

Our focus on experiential properties is consistent with our strategic organizational design, which is structured around building a center of knowledge and strong operating competencies in the experiential real estate market. Retention and building of this knowledge depth creates a competitive advantage allowing us to more quickly identify key market trends.

To this end, we deliberately apply information and our ingenuity to identify properties that represent potential logical extensions within each of our existing experiential property types, or potential future additional experiential property types. As part of our strategic planning and portfolio management process, we assess new opportunities against the following underwriting principles:

Industry
- Experiential Alignment
- Proven Business Model
- Enduring Value
- Addressable Opportunity

Property
- Location Quality
- Competitive Position
- Location Rent Coverage
- Cash Flow Durability

Tenant
- Demonstrated Success
- Commitment
- Reputable Management
- Solid Credit Quality

We believe that our nearly 30 years of experience and knowledge in the experiential real estate market gives us the opportunity to be the dominant player in this area. Additionally, we have tenant and borrower relationships that provide us with access to investment opportunities.

Operating Strategies

Lease Risk Minimization
To avoid initial lease-up risks and produce a predictable income stream, we typically acquire or develop single-tenant properties that are leased under long-term leases. We believe our willingness to make long-term investments in properties offers our tenants financial flexibility and allows tenants to allocate capital to their core businesses. Although we will continue to emphasize single-tenant properties, we have acquired or developed, and may continue to acquire or develop, multi-tenant properties we believe add shareholder value.

Lease Structure
We structure our leasing arrangements to achieve a positive spread between our cost of capital and the rents paid by our tenants. We typically structure leases on a triple-net basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties. During each lease term and any renewal periods, the leases typically provide for periodic increases in rent and/or percentage rent based upon a percentage of the tenant's gross sales over a predetermined level. In our multi-tenant property leases and some of our theatre leases, we generally require the tenant to pay a common area maintenance ("CAM") charge to defray its pro rata share of insurance, taxes and maintenance costs.

Mortgage Structure
We structure our mortgages to achieve economics similar to our triple-net lease structure with a positive spread between our cost of capital and the interest paid by our tenants. During each mortgage term and any renewal periods, the notes typically provide for periodic increases in interest and/or participating features based upon a percentage of the tenant's gross sales over a predetermined level. Many of our mortgage notes also contain provisions which provide us the option, subject to certain terms, to convert the outstanding balances to ownership of the underlying properties.

Development and Redevelopment
We intend to continue developing properties and redeveloping existing properties that are consistent with our growth strategies. We generally do not commence development or redevelopment projects without a signed lease or leases

providing for rental payments that are commensurate with our level of capital investment to minimize lease-up risks. In addition, to minimize overhead costs and to provide the greatest amount of flexibility, we generally outsource construction management to third-party firms.

We believe our build-to-suit development program is a competitive advantage. First, we believe our strong relationships with our tenants and developers drive new investment opportunities that are often exclusive to us, rather than bid broadly, and with our deep knowledge of their businesses, we believe we are a value-added partner in the underwriting of each new investment. Second, we offer financing from start to finish for a build-to-suit project such that there is no need for a tenant to seek separate construction and permanent financing, which we believe makes us a more attractive partner. Third, we are actively developing strong relationships with tenants in the experiential sector, leading to multiple investments without strict investment portfolio allocations. Finally, multiple investments with the same tenant allows us in most cases to include cross-default provisions in our lease or financing contracts, meaning a default in an obligation to us at one location is a default under all obligations with that tenant.

We will also investigate opportunities to redevelop certain of our existing properties. We may redevelop properties in conjunction with a lease renewal or new tenant, or we may redevelop properties that have more earnings potential due to the redevelopment. Additionally, certain of our properties have excess land where we will proactively seek opportunities to further develop.

Tenant and Customer Relationships
We intend to continue developing and maintaining long-term working relationships with experiential operators and developers by providing capital for multiple properties on a regional, national and international basis, thereby creating efficiency and value for both the operators and the Company.

Portfolio Diversification
We will endeavor to further diversify our asset base by property type, geographic location and customer. In pursuing this diversification strategy, we will target experiential business operators that we view as leaders in their property types and have the ability to compete effectively and perform under their agreements with the Company.

Dispositions
We will consider discretionary property dispositions for reasons such as underperformance, vacancies, opportunistically taking advantage of an above-market offer, reducing exposure related to a certain tenant, property type or geographic area, or creating price awareness of a certain property type.

Capitalization Strategies

Debt and Equity Financing
We believe that our shareholders are best served by a conservative capital structure. Therefore, we seek to maintain a conservative debt level on our balance sheet as measured primarily by our net debt to adjusted EBITDAre, a non-GAAP measure (see Item 7 – "Management's Discussion and Analysis of Financial Condition - Non-GAAP Financial Measures" for definitions and reconciliations). We also seek to maintain conservative interest, fixed charge, debt service coverage and net debt to gross asset ratios.

We rely primarily on an unsecured debt structure. In the future, while we may obtain secured debt from time to time or assume secured debt financing obligations in acquisitions, we intend to issue primarily unsecured debt securities to satisfy our debt financing needs. We believe this strategy increases our access to capital and permits us to more efficiently match available debt and equity financing to our ongoing capital requirements.

Our equity financing activities primarily include issuing common shares and preferred shares, including convertible preferred shares. We may issue equity capital through traditional underwritten registered public offerings, our at-the-market equity program ("ATM Program") or our Dividend Reinvestment and Direct Share Purchase Plan ("DSP Plan"). While issuances under our ATM Program and DSP Plan are typically smaller, they allow us to raise capital more efficiently and on a recurring basis. We expect to continue accessing the equity markets as needed, including through these programs or in connection with future acquisitions.

Joint Ventures

We will examine and may pursue potential additional joint venture opportunities with institutional investors or developers if the investments to which they relate meet our guiding principles discussed above. We may employ higher leverage in joint ventures and be more inclined to use secured financing at the property level.

Payment of Regular Dividends

We expect to continue paying dividend distributions to our common shareholders monthly (as opposed to quarterly). We expect to continue paying dividend distributions to our preferred shareholders quarterly. Our Series C cumulative convertible preferred shares ("Series C preferred shares") have a dividend rate of 5.75%, our Series E cumulative convertible preferred shares ("Series E preferred shares") have a dividend rate of 9.00% and our Series G cumulative redeemable preferred shares ("Series G preferred shares") have a dividend rate of 5.75%. Among the factors the Company's board of trustees ("Board of Trustees") considers in setting the common share dividend rate are the applicable REIT tax rules and regulations that apply to dividends, the Company's results of operations, including FFOAA per share and AFFO per share, and the Company's Cash Available for Distribution (defined as net cash flow available for distribution after payment of operating expenses, debt service, preferred dividends and other obligations).

Competition

We compete for real estate financing opportunities with a wide range of real estate investors and lenders, including public and private REITs, private equity funds and traditional financial institutions such as banks and insurance companies. We believe our specialization in experiential real estate, focus on customer relationships and our underwriting discipline enhance our ability to compete for high-quality assets.

Human Capital

Our strategy is specializing in investments in select enduring experiential properties in the real estate industry, and our people are vital to our success in executing on this strategy. As a human-capital intensive business, the long-term success of our firm depends on our people. Our Senior Vice President, Human Resources and Administration reports directly to our Chief Executive Officer to develop and oversee our human capital management objectives, programs and initiatives. In addition, our Board of Trustees is actively involved in our human capital management in its oversight of our long-term strategy and through its Compensation and Human Capital Committee and engagement with management. Our management regularly reports to the Compensation and Human Capital Committee regarding management's human capital objectives, programs and initiatives.

Our key human capital objectives are to attract, retain and develop the highest quality talent to ensure that we have the right talent, in the right place, at the right time. To achieve these objectives, our human capital programs are designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support associates through competitive pay, benefits, and perquisite programs; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; acquire talent and facilitate internal talent mobility to create a high-performing workforce; and evolve and invest in technology, tools, and resources to enable associates at work. As of December 31, 2025, we had 54 full-time associates.

Examples of key programs and initiatives that are focused to attract, develop and retain our workforce include:

- **Associate Engagement -** We use Gallup to measure associate engagement through a survey administered annually. By focusing on engagement, we gather valuable information needed to engage and retain the most talented associates.

- **Development -** We provide opportunities for our associates to learn and thrive as professionals, including educational reimbursement, mentorship, executive coaching and ongoing professional development. Annually, EPR hosts leadership development sessions for all levels of our organization.

- **Culture -** We strive to build a dedicated and engaged workforce by nurturing a culture that promotes innovation and teamwork. We work to ensure our culture is evolving and inclusive and believe in building teams with a mix of backgrounds and experiences that reflect the life experiences of our customers and the ultimate consumers of our customers' services.

- **Compensation and Benefits -** Our benefits include competitive base pay, performance-based restricted share awards and a 401(k) with a robust company match. We support our associates' physical and mental health through paid parental leave, industry-leading health care benefits, unlimited sick leave, flexible paid time off and associate assistance programs. In addition, we offer yearly wellness reimbursements, an on-site fitness center and fully stocked kitchens.

- **Community & Social Impact -** Giving back is one of our core values. We demonstrate this through our charitable giving program, EPR Impact, a key cornerstone of our social responsibility. Through a number of associates actively engaged in nonprofits and our commitment to donating to and sponsoring charitable causes and events, we are fortunate to partner with amazing organizations both locally and nationally. As a benefit to associates, EPR Impact's annual budget includes a pool of funds to support associate-directed contributions to nonprofit organizations where an associate is personally involved. Additionally, EPR will match associate contributions annually up to a given amount for contributions from their personal funds to nonprofit organizations that meet the criteria of the program.

Regulation

To maintain our status as a REIT for federal income tax purposes, we must distribute to our shareholders at least 90% of our taxable income for a calendar year, as well as satisfy certain assets, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, we are subject to numerous federal, state and local laws and regulations applicable to owners of real property. For instance, under federal, state and local environmental laws, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under our properties, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. In addition, most of our properties must comply with the Americans with Disabilities Act ("ADA"). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. The ownership, operation, and management of our gaming facilities are also subject to pervasive regulation. These gaming regulations impact our gaming tenants and persons associated with our gaming facilities, which in many jurisdictions include us as the landlord and owner of the real estate.

Our properties are also subject to various other federal, state and local regulatory requirements. We do not know whether existing requirements will change or whether compliance with future requirements will involve significant unanticipated expenditures. Although these expenditures would be the responsibility of our tenants in most cases and for our managers to oversee at our properties, if these tenants or managers fail to perform these obligations, we may be required to do so. For additional information regarding regulations applicable to our business, and risks associated with our failure to comply with such regulations, see Item 1A – "Risk Factors" in this Annual Report on Form 10-K.

Principal Executive Offices

The Company's principal executive offices are located at 909 Walnut Street, Suite 200, Kansas City, Missouri 64106; telephone (816) 472-1700.

Materials Available on Our Website

Our internet website address is www.eprkc.com. We make available, free of charge, through our website copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "Commission" or "SEC"). You may also view our Code of Business Conduct and Ethics, Company Governance Guidelines, Independence Standards for Trustees and the charters of our Audit, Nominating/Company Governance, Finance and Compensation and Human Capital Committees on our website. Copies of these documents are also available in print to any person who requests them. We do not intend for information contained in our website to be part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

There are many risks and uncertainties that can affect our current or future business, operating results, financial condition or share price. The following discussion describes important factors that could adversely affect our current or future business, operating results, financial condition or share price. This discussion includes a number of forward-looking statements. See "Cautionary Statement Concerning Forward-Looking Statements."

Risks That May Impact Our Financial Condition or Performance

Global economic and geopolitical uncertainty, disruptions in the financial markets, inflation, and the challenging economic environment may impair our ability to refinance existing obligations or obtain new financing for acquisition or development of properties.
There continues to be a high level of global economic and geopolitical challenges and uncertainty, including uncertainty regarding interest rates, inflationary pressures, tariffs and trade policies, geopolitical conflicts and political changes in the U.S. and abroad, all of which have contributed to volatility in the global financial markets and contributed to negative performance of the real estate sector. REITs are generally experiencing heightened risks and uncertainties resulting from current challenging economic conditions, including significant volatility and negative pressure in financial and capital markets, higher cost of capital, lasting impacts of high inflation and other risks and uncertainties associated with the current economic environment.

We rely in part on debt financing to finance our investments and development. To the extent that turmoil in the financial markets continues or intensifies, it has the potential to adversely affect our ability to refinance our existing obligations as they mature or obtain new financing for acquisition or development of properties and adversely affect the value of our investments. If we are unable to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets. Uncertain economic conditions and disruptions in the financial markets could also result in a substantial decrease in the value of our investments, which could also make it more difficult to refinance existing obligations or obtain new financing. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of capital or difficulties in obtaining capital. These events in the credit markets may have an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of our common shares or preferred shares. In addition, disruptions in global financial markets may have other adverse effects on us, our tenants, our borrowers or the economy in general.

The future outbreak of any highly infectious or contagious diseases, such as the COVID-19 pandemic, could materially and adversely impact or cause disruption to, our performance, financial condition, results of operations and cash flows.

We cannot predict the degree to which the effects of any future pandemic, epidemic or outbreak of any highly infectious disease may adversely affect our business, financial condition and results of operations. The COVID-19 pandemic severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. In response to the COVID-19 pandemic, many jurisdictions within the United States and abroad instituted health and safety measures, including quarantines, mandated business and school closures and travel restrictions. As a result, the COVID-19 pandemic severely impacted experiential real estate properties given that such properties involve congregate social activity and discretionary consumer spending.

Inflation could adversely impact our customers and our results of operations.

Inflation, both real and anticipated as well as any resulting governmental policies, could adversely affect the economy and the costs of labor, goods and services to our tenants or borrowers. Our long-term leases and loans typically contain provisions such as rent escalators, percentage rent or participating interest, designed to mitigate the adverse impact of inflation. However, these provisions may have limited effectiveness at mitigating the risk of high levels of inflation due to contractual limits on escalation, which exist on substantially all of our escalation provisions and the uncertainty that percentage rent and participating interest provisions will capture the impact of such inflation through higher revenues realized at the applicable properties. Many of our leases are triple-net and typically require the tenant to pay all property operating expenses and, therefore, increases in property-level expenses at our leased properties generally do not directly affect us. However, increased operating costs resulting from inflation could have an adverse impact on our tenants and borrowers if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' or borrowers' ability to pay rent or other obligations owed to us. An increase in our customers' expenses and a failure of their revenues to increase at least with inflation could adversely impact our customers' and our financial condition and our results of operations.

Additionally, a portion of our leases are not triple-net leases, which exposes us to the risk of potential common area maintenance expense slippage that occurs when the actual cost of taxes, insurance and maintenance at the property exceeds the reimbursements paid by tenants. To the extent any of these leases contain fixed expense reimbursement provisions or limitations, we may be subject to increases in costs resulting from inflation that are not fully passed through to tenants, which could adversely impact our financial condition and our results of operations.

Some of our investments are managed through a third-party manager. When we manage properties through a third-party manager, we rely on the performance of our properties and the ability of the properties' managers to increase revenues to keep pace with inflation, which may be limited by competitive pressures. An increase in our expenses at these properties and a failure of our revenues to increase at least with inflation could adversely impact our financial condition and our results of operations.

Actual and perceived changes in U.S. trade policies, including changes to existing trade agreements and heightened global trade tensions, and retaliatory responses from other countries may have a material adverse effect on our business, results of operations and financial condition.

Our business, results of operations and financial condition may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. During 2025, the U.S. government imposed, and is continuing to consider imposing, tariffs and trade restrictions on certain goods produced outside of the U.S., including an indication that a tariff on foreign-made films may be imposed. In response to these actions, certain foreign jurisdictions have imposed, or are considering imposing, tariffs and retaliatory restrictions on goods produced in the United States. These actions are unprecedented, have caused substantial uncertainty and volatility in financial markets and resulted in retaliatory countermeasures on U.S. goods by its trading partners.

Construction of our development projects requires access to steel and other materials. Any imposition of or increase in tariffs on imports of steel or other materials, as well as corresponding price increases for such materials available domestically, could increase our development project construction costs and our costs to maintain our existing properties. To the extent that we are unable to pass all or any such cost increases on to our customers, such cost increases could adversely affect our returns on investment. Higher materials costs could also diminish our ability to develop new projects at acceptable returns and limit our ability to pursue growth opportunities.

Tariffs or other trade restrictions, increasing trade tensions, or other changes in similar governmental policies could increase our operating costs, reduce discretionary consumer spending, cause disruptions or shortages in global supply chains and negatively impact the U.S., regional or local economies in which we, our tenants or borrowers and their customers operate, any of which could adversely impact our business, results of operations and financial condition.

Most of our customers, consisting primarily of tenants and borrowers, operate properties in market segments that depend upon discretionary spending by consumers. Any reduction in discretionary spending by consumers within the market segments in which our customers or potential customers operate could adversely affect such customers' operations and, in turn, reduce the demand for our properties or financing solutions.
Most of our portfolio is leased to or financed with customers operating service or retail businesses on our property locations. Many of these customers operate services or businesses that are dependent upon consumer experiences. The success of most of these businesses depends on the willingness or ability of consumers to use their discretionary income to purchase our customers' products or services. A downturn in the economy, or a trend to not want to go "out of home," could cause consumers in each of our property types to reduce their discretionary spending within the market segments in which our customers or potential customers operate, which could adversely affect such customers' operations and, in turn, reduce the demand for our properties or financing solutions.

Covenants in our debt instruments could adversely affect our financial condition and our acquisitions and development activities.
Our unsecured revolving credit facility, senior notes and other loans that we may obtain in the future contain certain cross-default provisions as well as customary restrictions, requirements and other limitations on our ability to incur indebtedness, including covenants involving our maximum total debt to total asset value; maximum permitted investments; minimum tangible net worth; maximum secured debt to total asset value; maximum unsecured debt to eligible unencumbered properties; minimum unsecured interest coverage; and minimum fixed charge coverage. Our ability to borrow under our unsecured revolving credit facility is also subject to compliance with certain other covenants. We also have senior notes issued in a private placement transaction that are subject to certain covenants. In addition, some of our properties, including those held in joint ventures, are subject to mortgages that contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue or reduce insurance coverage.

The current challenging and uncertain economic environment could negatively impact our future compliance with financial covenants of our credit facility and other debt agreements and result in a default and potentially an acceleration of indebtedness. Under those circumstances, other sources of capital may not be available to us or be available only on unattractive terms. Additionally, our ability to satisfy current or prospective lenders' insurance requirements may be adversely affected if lenders generally insist upon greater insurance coverage than is available to us in the marketplace or on commercially reasonable terms.

We rely on debt financing, including borrowings under our unsecured revolving credit facility, issuances of debt securities and debt secured by individual properties, to finance our acquisition and development activities and for working capital. If we are unable to obtain financing from these or other sources, or to refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. The ultimate extent to which the current challenging economic environment impacts our ability to comply with existing financial covenants and obtain financing will depend on future developments, which, as discussed above, are highly uncertain and cannot be predicted with confidence.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on favorable terms, if at all, and negatively impact the market price of our securities, including our common shares.
The credit ratings of our senior unsecured debt and preferred equity securities are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analysis of us. Our credit ratings can affect the amount and type of capital we can access, as

well as the terms and costs of any financings we may obtain. There can be no assurance that we will be able to maintain our current credit ratings. In the event that our current credit ratings deteriorate, we would likely incur a higher cost of capital and it may be more difficult or expensive to obtain additional financing or refinance existing obligations and commitments. Also, downgrades in our credit ratings would trigger additional costs or other potentially negative consequences under our current and future credit facilities and future debt instruments.

Elevated interest rates and future increases will likely increase interest cost on new debt and could materially adversely impact our ability to refinance existing debt, sell assets and limit our investment activities.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies. The U.S. Federal Reserve raised the benchmark interest rate significantly in 2022 and again in 2023. Although the benchmark interest rate was decreased in the second half of 2024 and again in 2025, there can be no assurances that the rate will not increase in the future. Increases in interest rates could have an adverse impact on our business by increasing the cost of borrowing, affecting our interest costs and our ability to make new investments on favorable terms or at all. Rising interest rates, or the continuation of elevated rates into the future, could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. In addition, higher interest rates could decrease the amount third parties are willing to pay for our assets, thereby limiting our ability to reposition our portfolio efficiently in response to changes in economic or other conditions.

We depend on leasing space to tenants on economically favorable terms and collecting rent from our tenants, who may not be able to pay.

At any time, a tenant may experience a downturn in its business that may weaken its financial condition. Similarly, a general decline in the economy may result in a decline in demand for space at our commercial properties. Our financial results depend significantly on leasing space at our properties to tenants on economically favorable terms. In addition, because a majority of our income comes from leasing real property, our income, funds available to pay indebtedness and funds available for distribution to our shareholders will decrease if a significant number of our tenants cannot pay their rent or if we are not able to maintain our levels of occupancy on favorable terms. If our tenants cannot pay their rent or we are not able to maintain our levels of occupancy on favorable terms, there is also a risk that the fair value of the underlying property will be considered less than its carrying value and we may have to take a charge against earnings. In addition, if a tenant does not pay its rent, we might not be able to enforce our rights as landlord without significant delays and substantial legal costs.

A tenant becoming bankrupt or insolvent could diminish or eliminate the income we expect from that tenant's leases. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could promptly recover the premises from the tenant or from a trustee or debtor-in-possession in a bankruptcy proceeding relating to the tenant. On the other hand, a bankruptcy court might authorize the tenant to terminate its leases with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that might be substantially less than the remaining rent owed under the leases. In addition, any claim we have for unpaid past rent would likely not be paid in full and we would take a charge against earnings for any accrued straight-line rent receivable related to the leases. We have experienced material customer bankruptcies in the past. Specifically, in 2022, Regal filed for protection under Chapter 11 of the U.S. Bankruptcy Code. There can be no assurances that our tenants will not become bankrupt or insolvent in the future.

We could be adversely affected by a borrower's bankruptcy or default.

If a borrower becomes bankrupt or insolvent or defaults under its loan, that could force us to declare a default and foreclose on any available collateral. As a result, future interest income recognition related to the applicable note receivable could be significantly reduced or eliminated. There is also a risk that the fair value of the collateral, if any, will be less than the carrying value of the note and accrued interest receivable at the time of a foreclosure and we may have to take a charge against earnings. If a property serves as collateral for a note, we may experience costs and delays in recovering the property in foreclosure or finding a substitute operator for the property. If a mortgage we hold is subordinated to senior financing secured by the property, our recovery would be limited to any amount remaining after satisfaction of all amounts due to the holder of the senior financing. In addition, to protect our subordinated investment, we may desire to refinance any senior financing. However, there is no assurance that such refinancing would be available or, if it were to be available, that the terms would be attractive. We may experience future defaults and bankruptcies, the breadth of which will depend upon the scope, severity and duration of the future events and circumstances heightening default and bankruptcy risks.

We may sell or divest different properties or assets after an evaluation of our portfolio of businesses or as a result of a customer exercising a purchase or note pay-off option. Such sales or divestitures could affect our costs, revenues, results of operations, financial condition and liquidity.

From time to time, we may evaluate our properties and may, as a result, sell or attempt to sell, divest, or spin-off different properties or assets, subject, if applicable, to the terms of lease agreements. In addition, certain of our customer agreements provide customers with purchase or note pay-off options. Future sales or divestitures could affect our costs, revenues, results of operations, financial condition, liquidity and our ability to comply with applicable financial covenants. Divestitures have inherent risks, including possible delays in closing transactions, potential difficulties in obtaining regulatory approvals, receiving lower-than-expected sales proceeds for the divested assets, potential impairment charges and potential post-closing claims for indemnification. In addition, economic conditions, such as high inflation or rising interest rates, and relatively illiquid real estate markets may result in fewer potential bidders and unsuccessful sales efforts with respect to potential sales or divestitures.

We are exposed to the credit risk of our customers and counterparties and their failure to meet their financial obligations could adversely affect our business.

Our business is subject to credit risk. There is a risk that a customer or counterparty will fail to meet its obligations when due. Customers and counterparties that owe us money may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Although we have procedures for reviewing credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. Some of our risk management methods depend upon the evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. In addition, concerns about, or a default by, one customer or counterparty could lead to significant liquidity problems, losses or defaults by other customers or counterparties, which in turn could adversely affect us. We may experience future rent deferral requests or defaults, the breadth of which will depend upon the scope, severity and duration of the future events and circumstances heightening credit risks. We may be materially and adversely affected in the event of a significant default by our customers and counterparties.

From time to time, the base terms of some of our leases will expire and there is no assurance that such leases will be renewed at existing lease terms, at otherwise economically favorable terms or at all.

From time to time, the base terms of some of our leases with our tenants will expire. These tenants have and may continue to seek rent or other concessions from us, including requiring us to modify the properties in order to renew their leases. There is no guarantee that we will be able to renew these leases at existing lease terms, at otherwise economically favorable terms or at all. In addition, if we fail to renew these leases, there can be no assurances that we will be able to locate substitute tenants for such properties or enter into leases with these substitute tenants on economically favorable terms, which may impact our financial results by lowering income or requiring us to record an impairment loss.

Operating risks in the experiential real estate industry may affect the ability of our customers to perform under their leases or mortgages.

The ability of our customers to operate successfully in the experiential real estate industry and remain current on their obligations depends on a number of factors, including, with respect to theatres, the availability and popularity of motion pictures, the performance of those pictures in tenants' markets, the allocation of popular pictures to tenants, the release window (the time that elapses from the date of a motion picture's theatrical release to the date it is available on other mediums) and the terms on which the motion pictures are licensed. In addition, motion picture production is highly dependent on labor that is subject to various collective bargaining agreements. The Writers Guild of America and the Screen Actors Guild strikes in 2023 significantly impacted the production and supply of motion pictures. Studios are party to collective bargaining agreements with a number of other labor unions, and failure to reach timely agreements or renewals of existing agreements or future strikes or labor disruptions may further affect the production, supply and theatrical release of motion pictures. Studios or motion picture distributors may, as a result of consolidation or otherwise, modify their traditional studio release models, such as reducing the number of wide release titles or reducing theatrical release windows. Neither we nor our customers control the operations of studios or motion picture distributors. There can be no assurances that motion picture distributors will continue to rely on theatres as the primary means of distributing first-run films and motion picture distributors have, and may in the future, consider alternative film delivery methods. In addition, in August 2020, a U.S. District Court granted the U.S. Department of Justice's request to terminate the Paramount Consent Decrees, which prohibit movie studios from owning theatres or utilizing "block booking," a practice whereby movie studios sell multiple films as a package to theatres, in addition to other restrictions. There can be no assurances as to the effects of this regulatory action or whether this regulatory action will materially adversely affect our theatre customers' operations and, in turn, their ability to perform under their leases.

Our other experiential customers are exposed to the risk of adverse economic conditions that can affect experiential activities. Eat & play, ski, attraction, experiential lodging, gaming, fitness & wellness and cultural properties are discretionary activities that can entail a relatively high cost of participation and may be adversely affected by an economic slowdown or recession. Economic conditions, including elevated interest rates and inflation, high unemployment and erosion of consumer confidence, may potentially have negative effects on our customers and on their results of operations. We cannot predict what impact these uncertainties may have on overall guest visitation, guest spending or other related trends and the ultimate impact it will have on our customers' operations and, in turn, their ability to perform under their respective leases or mortgages.

Real estate is a competitive business.
We operate in the highly competitive real estate industry. We compete with a large number of real estate property investors and developers including traded and non-traded public REITs, private equity investors, sovereign funds, institutional investment funds and other investors, some of whom are significantly larger and have greater resources, access to capital and lower costs of capital or different investment parameters. Some of these investors may be willing to accept lower returns on their investments or have greater financial resources or a lower cost of capital than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we prudently manage. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other types of investment. Accordingly, competition for the acquisition of real property could materially and adversely affect us.

Principal factors of competition are rent or interest charged, attractiveness of location, the quality of the property and breadth and quality of services provided. If our competitors offer space at rental or interest rates below the rates we are currently charging our customers, we may lose potential customers, and we may be pressured to reduce our rental or interest rates below those we currently charge in order to retain customers when our customers' leases or mortgages expire. Our success depends upon, among other factors, trends of the national and local economies, financial condition and operating results of current and prospective customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

Three customers represent a significant portion of our total revenues.
Topgolf, AMC and Regal represent a significant portion of our total revenue. For the year ended December 31, 2025, total revenues of approximately $102.3 million or 14.2% were from Topgolf, approximately $97.4 million or 13.6% were from AMC and approximately $82.8 million or 11.5% were from Regal. We have diversified and expect to continue to diversify our real estate portfolio by entering into lease transactions or financing arrangements with a number of other tenants or borrowers. If for any reason Topgolf, AMC and/or Regal failed to perform under their lease or mortgage obligations for a significant period of time, or under any modified lease or mortgage obligations, we could be required to reduce or suspend our shareholder dividends and may not have sufficient funds to support operations or service our debt until substitute customers are obtained. If that happened, we cannot predict when or whether we could obtain substitute quality customers on acceptable terms.

Properties we develop may not achieve sufficient operating results within expected timeframes and therefore the tenant or borrowers may not be able to pay their agreed upon rent or interest, and managed properties may not be able to operate profitably, which could adversely affect our financial results.

A portion of our investments include build-to-suit projects. When construction is completed, these projects may require some period of time to achieve targeted operating results. For properties leased or financed, we may provide our tenants or borrowers with lease or financing terms that are more favorable to them during this timeframe. Tenants and borrowers that fail to achieve targeted operating results within expected timeframes may be unable to pay their obligations pursuant to the agreed upon lease or financing terms or at all. If we are required to restructure lease or financing terms or take other action with respect to the applicable property, our financial results may be impacted by lower revenues, recording an impairment or provision for loan loss or writing off rental or interest amounts. Additionally, if we have entered into a management agreement to operate a property we have developed, the project may not be able to achieve targeted operating results, which may impact our financial results by lowering income or recording an impairment loss.

We have entered into management agreements to operate certain of our properties and we could be adversely affected if such managers do not manage these properties successfully.

To maintain our status as a REIT, we are generally not permitted to directly operate our properties. As a result, from time to time, we enter into management agreements with third-party managers to operate certain properties. We utilize a third party manager for a limited number of theatres formerly operated by our tenants and may engage additional third-party managers in the future if customer defaults or bankruptcies result in our taking back properties. Additionally, we utilize a third party manager for the Kartrite Resort and Indoor Waterpark and two experiential lodging properties. For managed properties, our ability to direct and control how our properties are operated is less than if we were able to manage these properties directly. Under the terms of our management agreements, our participation in operating decisions relating to these properties is generally limited to certain matters. We do not supervise any of these managers or their personnel on a day-to-day basis. We cannot provide any assurances that the managers will manage our properties in a manner that is consistent with their respective obligations under the applicable management agreement or our obligations under any franchise agreements. We could be materially and adversely affected if any of our managers fail to effectively manage revenues and expenses, provide quality services and amenities, or otherwise fail to manage our properties in our best interests, and we may be financially responsible for the actions and inactions of the managers. In certain situations, we may terminate the management agreement. However, we can provide no assurances that we could identify a replacement manager, or that the replacement manager will manage our property successfully. A failure by our third-party managers to successfully manage our properties could lead to an increase in our operating expenses or decrease in our revenue, or both.

Our indebtedness may affect our ability to operate our business and may have a material adverse effect on our financial condition and results of operations.

We have a significant amount of indebtedness. As of December 31, 2025, we had total debt outstanding of approximately $2.9 billion. Our indebtedness could have important consequences, such as:

- limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures or other debt service requirements or for other purposes;
- limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;
- limiting our ability to compete with other companies who are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;
- restricting us from making strategic acquisitions, developing properties or pursuing business opportunities;
- restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;
- exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our debt instruments that could have a material adverse effect on our business, financial condition and operating results;
- increasing our vulnerability to a downturn in general economic conditions or in pricing of our investments;
- negatively impacting our credit ratings; and

- limiting our ability to react to changing market conditions in our industry and in our customers' industries.

In addition to our debt service obligations, our operations require substantial investments on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to meet our remaining commitments on existing projects and maintain the condition of our assets, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors.

Subject to the restrictions in our unsecured revolving credit facility and the debt instruments governing our existing senior notes, we may incur significant additional indebtedness, including additional secured indebtedness. Although the terms of our unsecured revolving credit facility and the debt instruments governing our existing senior notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. If new debt is added to our current debt levels, the risks described above could increase.

There are risks inherent in having indebtedness and using such indebtedness to fund acquisitions.
We currently use debt to fund portions of our operations and acquisitions. In a rising or elevated interest rate environment, the cost of our existing variable rate debt and any new debt will likely increase or remain higher compared to historical periods. We have used leverage to acquire properties and expect to continue to do so in the future. Although the use of leverage is common in the real estate industry, our use of debt exposes us to some risks. If a significant number of our customers fail to make their lease or interest payments for a significant period of time, the risk of which has been heightened as a result of the generally challenging and uncertain economic environment, and we do not have sufficient cash to pay principal and interest on the debt, we could default on our debt obligations. A small amount of our debt financing is secured by mortgages on our properties and we may enter into additional secured mortgage financing in the future. If we fail to meet our mortgage payments, the lenders could declare a default and foreclose on those properties. We expect that our levels of investment spending will be limited in the near term due to elevated costs of capital.

Most of our debt instruments contain balloon payments, which may adversely impact our financial performance and our ability to pay dividends.
Most of our financing arrangements require us to make a lump-sum or "balloon" payment at maturity. There can be no assurance that we will be able to refinance such debt on favorable terms or at all, especially in light of elevated interest rates and other negative economic conditions. To the extent we cannot refinance such debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to our shareholders.

Without new financing, our growth is limited.
As a REIT, we are required to distribute at least 90% of our taxable net income to shareholders in the form of dividends. Other than deciding to make these dividends in our common shares, we are limited in our ability to use internal capital to acquire properties and must continually raise new capital in order to continue to grow and diversify our investment portfolio. Our ability to raise new capital depends in part on factors beyond our control, including conditions in equity and credit markets, conditions in the industries in which our customers are engaged and the performance of real estate investment trusts generally, all of which have been negatively impacted by generally challenging and uncertain economic conditions. We continually consider and evaluate a variety of potential transactions to raise additional capital, but we cannot assure that attractive alternatives will always be available to us, nor that our share price will increase or remain at a level that will permit us to continue to raise equity capital publicly or privately.

Our real estate investments are concentrated in experiential real estate properties and a significant portion of those investments are in megaplex theatre properties, making us more vulnerable economically than if our investments were more diversified.

We acquire, develop or finance experiential real estate properties. Although we are subject to the general risks inherent in concentrating investments in real estate, the risks resulting from a lack of diversification become even greater as a result of investing primarily in experiential real estate properties. These risks are further heightened by the fact that a significant portion of our investments are in megaplex theatre properties. Although a downturn in the real estate industry could significantly adversely affect the value of our properties, a downturn in the experiential real estate industry could compound this adverse effect. These adverse effects could be more pronounced than if we diversified our investments to a greater degree outside of experiential real estate properties or, more particularly, outside of megaplex theatre properties. Megaplex theatre properties depend on regular production and availability of motion pictures, which were severely disrupted during the COVID-19 pandemic and by the Writers Guild of America and Screen Actors Guild strikes in 2023. The future production and availability of motion pictures may be negatively affected by changes in traditional motion picture release models by studios or motion pictures distributors, as a result of consolidation or otherwise, such as reducing the number of wide release titles or reducing theatrical release windows. As a result, we are subject to more risk associated with megaplex theatres than if we had more diversified investments.

If we fail to qualify as a REIT, we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends to our shareholders.

If we fail to qualify as a REIT for U.S. federal income tax purposes, we will be taxed as a corporation. We are organized and believe we qualify as a REIT, and intend to operate in a manner that will allow us to continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), on which there are only limited judicial and administrative interpretations, and depends on facts and circumstances not entirely within our control, including requirements relating to the sources of our gross income. Accordingly, we cannot provide any assurance that we have always qualified and will remain qualified as a REIT in the future. Even a technical or inadvertent violation could jeopardize our REIT qualification. Rents received or accrued by us from our tenants may not be treated as qualifying income for purposes of these requirements if the leases are not respected as true leases or qualified financing arrangements for U.S. federal income tax purposes and instead are treated as service contracts, joint ventures or some other type of arrangement. If some or all of our leases are not respected as true leases or qualified financing arrangements for U.S. federal income tax purposes and are not otherwise treated as generating qualifying REIT income, we may fail to qualify to be taxed as a REIT. Furthermore, our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we may not obtain independent appraisals. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws, the application of the tax laws to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If we were to fail to qualify as a REIT in any taxable year (including any prior taxable year for which the statute of limitations remains open), we would face tax consequences that could substantially reduce the funds available for the service of our debt and payment of dividends:

- we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;
- we could be subject to increased state and local taxes;
- unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we were disqualified; and
- we could be subject to tax penalties and interest.

In addition, if we fail to qualify as a REIT, we would no longer be required to pay dividends. As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our shares.

In the event that we recognize a significant gain from cash settlement of a forward sale agreement under our ATM Program, the U.S. federal income tax treatment of the cash that we receive in such instance is unclear and could impact our ability to meet the REIT qualification requirements.

We may enter into forward sale agreements from time to time in connection with our ATM Program and, subject to certain conditions, we have the right to elect physical, cash or net share settlement under these agreements at any time and from time to time, in part or in full. In the event that we elect to settle a forward sale agreement for cash and the settlement price is below the forward sale price, we would be entitled to receive a cash payment from the applicable forward purchaser(s). Under Section 1032 of the Internal Revenue Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a "securities futures contract," as defined in the Internal Revenue Code by reference to the Exchange Act. Although we believe that any amount received by us in exchange for our common shares would qualify for the exemption under Section 1032 of the Internal Revenue Code, because it is not entirely clear whether a forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Internal Revenue Code. If we were to fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we were entitled to relief under certain provisions of the Internal Revenue Code. If these relief provisions were inapplicable, we would not qualify to be taxed as a REIT.

Even if we remain qualified for taxation as a REIT under the Internal Revenue Code, we may face other tax liabilities that reduce our funds available for payment of dividends to our shareholders.

Even if we remain qualified for taxation as a REIT under the Internal Revenue Code, we may be subject to federal, state and local taxes on our income and assets, including taxes on any undistributed income, excise taxes, state or local income, property and transfer taxes, and other taxes. Also, some jurisdictions may in the future limit or eliminate favorable income tax deductions, including the dividends paid deduction, which could increase our income tax expense. In addition, in order to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code, prevent the recognition of particular types of non-cash income, or avert the imposition of a 100% tax that applies to specified gains derived by a REIT from dealer property or inventory, we may hold or dispose of some of our assets and conduct some of our operations through our taxable REIT subsidiaries ("TRSs") or other subsidiary corporations that will be subject to corporate level income tax at regular rates. In addition, while we intend that our transactions with our TRSs will be conducted on arm's length bases, we may be subject to a 100% excise tax on a transaction that the Internal Revenue Service ("IRS") or a court determines was not conducted at arm's length. Any of these taxes would decrease cash available for distribution to our shareholders.

Distribution requirements imposed by law limit our flexibility.

To maintain our status as a REIT for federal income tax purposes, we are generally required to distribute to our shareholders at least 90% of our taxable income for that calendar year. Our taxable income is determined without regard to any deduction for dividends paid and by excluding net capital gains. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years. We intend to continue to make distributions to our shareholders to comply with the distribution requirements of the Internal Revenue Code and to reduce exposure to federal income and nondeductible excise taxes. Differences in timing between the receipt of income and the payment of expenses in determining our taxable income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis in order to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

If arrangements involving our TRSs fail to comply as intended with the REIT qualification and taxation rules, we may fail to qualify for taxation as a REIT under the Internal Revenue Code or be subject to significant penalty taxes.

We lease some of our experiential lodging properties to our TRSs pursuant to arrangements that, under the Internal Revenue Code, are intended to qualify the rents we receive from our TRSs as income that satisfies the REIT gross income tests. We also intend that our transactions with our TRSs be conducted on an arm's length basis so that we and our TRSs will not be subject to penalty taxes under the Internal Revenue Code applicable to mispriced transactions. While relief provisions can sometimes excuse REIT gross income test failures, significant penalty taxes may still be imposed.

For our TRS arrangements to comply as intended with the REIT qualification and taxation rules under the Internal Revenue Code, a number of requirements must be satisfied, including:

- our TRSs may not directly or indirectly operate or manage a lodging facility, or provide rights to operate or manage a lodging facility under a brand name, other than through an eligible independent contractor as defined by the Internal Revenue Code;
- the leases to our TRSs must be respected as true leases for federal income tax purposes and not as service contracts, partnerships, joint ventures, financings or other types of arrangements;
- the leased properties must constitute qualified lodging facilities (including customary amenities and facilities) under the Internal Revenue Code;
- our leased properties must be managed and operated on behalf of the TRSs by independent contractors who are less than 35% affiliated with us and who are actively engaged (or have affiliates so engaged) in the trade or business of managing and operating qualified lodging facilities for persons unrelated to us; and
- the rental and other terms of the leases must be arm's length.

We cannot be sure that the IRS or a court will agree with our assessment that our TRS arrangements comply as intended with REIT qualification and taxation rules. If arrangements involving our TRSs fail to comply as we intended, we may fail to qualify for taxation as a REIT under the Internal Revenue Code or be subject to significant penalty taxes.

We may depend on distributions from our direct and indirect subsidiaries to service our debt and pay dividends to our shareholders. The creditors of these subsidiaries, and our direct creditors, are entitled to amounts payable to them before we pay any dividends to our shareholders.
Substantially all of our assets are held through our subsidiaries. We depend on these subsidiaries for substantially all of our cash flow from operations. The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before distributions may be made by that subsidiary to us. In addition, our creditors, whether secured or unsecured, are entitled to amounts payable to them before we may pay any dividends to our shareholders. Thus, our ability to service our debt obligations and pay dividends to holders of our common and preferred shares depends on our subsidiaries' ability first to satisfy their obligations to their creditors and then to pay distributions to us and our ability to satisfy our obligations to our direct creditors. Our subsidiaries are separate and distinct legal entities and have no obligations, other than limited guaranties of certain of our debt, to make funds available to us.

Our development financing arrangements expose us to funding and completion risks.
Our ability to meet our construction financing obligations that we have undertaken or may in the future enter into depends on our ability to obtain equity or debt financing in the required amounts. There is no assurance we can obtain this financing or that the financing rates available will ensure a spread between our cost of capital and the rent or interest payable to us under the related leases or mortgage notes receivable. As a result, we could fail to meet our construction financing obligations or decide to cease such funding, which, in turn, could result in failed projects and penalties, each of which could have a material adverse impact on our results of operations and business.

We have a limited number of associates and loss of personnel could harm our operations and adversely affect the value of our shares.
We had 54 full-time associates as of December 31, 2025 and, therefore, the impact we may feel from the loss of an associate may be greater than the impact such a loss would have on a larger organization. We are particularly dependent on the efforts of our senior leadership team. While we believe that we could find replacements for our personnel, the loss of their services could harm our operations and adversely affect the value of our shares.

We are subject to risks associated with the employment of personnel by managers of certain of our properties.
Managers of certain of our properties are responsible for hiring and maintaining the labor force at each of these properties. Although we do not directly employ or manage associates at these properties, we are subject to many of the costs and risks associated with such labor force, including but not limited to risks associated with that certain union contract binding the manager of our Kartrite Resort and Indoor Waterpark and overall labor shortages. From time to time, the operations of our properties that are managed by third parties may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We may also incur increased legal costs and indirect labor costs as a result of contract disputes and other events. The resolution of labor disputes or renegotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules.

We may in the future have greater dependence upon the gaming industry and may be susceptible to the risks associated with it, which could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects.
As a landlord of gaming facilities or secured creditor to gaming operators, we may be impacted by the risks associated with the gaming industry. Therefore, so long as we make investments in gaming-related assets, our success is dependent on the gaming industry, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which we and our tenants have no control, such as public health crises, labor shortages, travel restrictions, supply chain disruptions and generally challenging and uncertain economic conditions. A component of the rent under our gaming facility lease agreements may be based, over time, on the performance of the gaming facilities operated by our tenants on our properties and any decline in the operating results of our gaming tenants could be material and adverse to our business, financial condition, liquidity, results of operations and prospects.

The gaming industry is characterized by a high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, internet lotteries and other internet wagering gaming services and, in a broader sense, gaming operators face competition from all manner of leisure and entertainment activities. Competition in the gaming industry is intense in most of the markets where our facilities are located. Recently, there has been additional significant competition in the gaming industry as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market, internet gaming and legislative changes. As competing properties and new markets are opened, we may be negatively impacted. Additionally, decreases in discretionary consumer spending brought about by weakened general economic conditions such as, but not limited to, higher interest rates, high inflation, lackluster recoveries from recessions, high unemployment levels, higher income taxes, low levels of consumer confidence, weakness in the housing market, cultural and demographic changes and increased stock market volatility may negatively impact our revenues and operating cash flows.

We and our tenants face extensive regulation from gaming and other regulatory authorities with respect to our gaming properties.
The ownership, operation, and management of gaming facilities are subject to pervasive regulation. These gaming regulations impact our gaming tenants and persons associated with our gaming facilities, which in many jurisdictions include us as the landlord and owner of the real estate. Certain gaming authorities in the jurisdictions in which we hold properties may require us and/or our affiliates to maintain a license as a key business entity or supplier because of our status as landlord. Gaming authorities also retain great discretion to require us to be found suitable as a landlord, and certain of our shareholders, officers and trustees may be required to be found suitable as well.

In many jurisdictions, gaming laws can require certain of our shareholders to file an application, be investigated, and qualify or have their suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Gaming authorities may conduct investigations into the conduct or associations of our trustees, officers, key associates or investors to ensure compliance with applicable standards. If we are required to be found suitable and are found suitable as a landlord, we will be registered as a public company with the gaming authorities and will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us, we:

- pay that person any distribution or interest upon any of our voting securities;
- allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;
- pay remuneration in any form to that person for services rendered or otherwise; or
- fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities, including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5% of a publicly-traded company, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification, licensure or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's voting securities for passive investment purposes only.

Required regulatory approvals can delay or prohibit transfers of our gaming properties, which could result in periods in which we are unable to receive rent for such properties.
The tenant of our gaming property is (and any future tenants of our gaming properties will be) a gaming operator required to be licensed under applicable law. If our gaming facility lease agreement, or any such future lease agreements we enter into, are terminated (which could be required by a regulatory agency) or expire, any new tenant must be licensed and receive other regulatory approvals to operate our properties as gaming facilities. Any delay in, or inability of, the new tenant to receive required licenses and other regulatory approvals from the applicable state and county government agencies to operate the properties as gaming facilities may prolong the period during which we are unable to collect the applicable rent. Further, in the event that our gaming facility lease agreement or future lease agreements are terminated or expire and a new tenant is not licensed or fails to receive other regulatory approvals, the properties may not be operated as gaming facilities and we will not be able to collect the applicable rent. Moreover, we may be unable to transfer or sell the affected properties as gaming facilities, which could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects.

We face risks associated with security breaches through cyber-attacks, cyber-intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems.
We face risks associated with security breaches, whether through cyber-attacks or cyber-intrusions over the internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology ("IT") networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These risks are further heightened by factors such as developments in artificial intelligence, increased remote working and geopolitical turmoil. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations, including the increase in remote access and operations due to reshaping traditional working dynamics. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving our IT networks and related systems could disrupt the proper functioning of our networks and systems; result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines; result in our inability to monitor our compliance with the rules and regulations regarding our qualification as a REIT; result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary,

confidential, sensitive or otherwise valuable information of ours or others, which could be used to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes; require significant management attention and resources to remedy any damages that result; subject us to claims for breach of contract, damages, credits, penalties or termination of certain agreements; or damage our reputation among our tenants and investors generally. Any or all of the foregoing could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions with respect to, and the market price of, our common shares. We may also incur losses in connection with security breaches that exceed coverage limits under our cyber insurance policies. Our service providers, tenants, managers of our properties and other customers and their business partners are exposed to similar risks and the occurrence of a security breach or other disruption with respect to their information technology and infrastructure could, in turn, have a material adverse impact on our results of operations and business.

The use of artificial intelligence presents risks and challenges that may adversely impact our business and operating results or that of our customers.
We may adopt and integrate generative artificial intelligence and machine learning (collectively, "AI") tools into our operations to enhance efficiencies and streamline existing systems, and our customers may similarly implement such tools. However, the deployment and maintenance of AI tools may entail substantial risks. While these tools hold promise in optimizing processes and driving efficiencies, as with many technological innovations, they also pose inherent risks. These include, but are not limited to, the potential for inaccuracy, bias, intellectual property infringement, or misappropriation, as well as concerns regarding data privacy and cybersecurity.

As AI technologies become more advanced, cybercriminals may develop more sophisticated attack methods. Such methods may include the use of AI to automate and enhance phishing schemes, advance malware, and carry out more effective cyberattacks. The AI-driven cyber threats could be harder to detect and counteract, which may pose significant risks to our data security and the integrity of our systems and those of our customers and third-party service providers. If such AI-enhanced cyberattacks are successful, they could lead to substantial data breaches, loss of sensitive information, and significant financial and reputational damage.

Changes in accounting standards issued by the Financial Accounting Standards Board ("FASB") or other standard-setting bodies may adversely affect our business.
Our financial statements are subject to the application of U.S. GAAP, which is periodically revised and/or expanded. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the FASB and the SEC. It is possible that accounting standards we are required to adopt may require changes to the current accounting treatment that we apply to our consolidated financial statements and may require us to make significant changes to our systems. Changes in accounting standards could result in a material adverse impact on our business, financial condition and results of operations.

Risks That Apply to Our Real Estate Business

Real estate income and the value of real estate investments fluctuate due to various factors.
The value of real estate fluctuates depending on conditions in the general economy and the real estate business. These conditions may also limit our revenues and available cash. Valuations and appraisals of our assets are estimates of fair value and may not necessarily correspond to realizable value. The rents, interest and other payments we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of the factors that affect the value of our real estate. If our revenues decline, we generally would expect to have less cash available to pay our indebtedness and distribute to our shareholders. In addition, some of our unreimbursed costs of owning real estate may not decline when the related rents decline.

The factors that affect the value of our real estate include, among other things:

- international, national, regional and local economic conditions;
- consequences of any armed conflict involving, or terrorist attack against, the U.S. or Canada;

- the threat of domestic terrorism or pandemic or other illness outbreaks (such as COVID-19 or variants thereof), which could cause consumers to avoid congregate settings;
- our ability or the ability of our tenants or managers to secure adequate insurance;
- natural disasters, such as earthquakes, hurricanes, wildfires and floods, which could exceed the aggregate limits of insurance coverage;
- impacts of climate change;
- local conditions such as an oversupply of space or lodging properties or a reduction in demand for real estate in the area;
- competition from other available space or, in the case of our experiential lodging properties, competition from other lodging properties or alternative lodging options in our markets;
- whether tenants and users such as customers of our tenants consider a property attractive;
- the financial condition of our tenants, borrowers and managers, including the extent of bankruptcies or defaults;
- higher levels of inflation;
- whether we are able to pass some or all of any increased operating costs through to tenants or other customers;
- how well we manage our properties or how well the managers of properties manage those properties;
- in the case of our experiential lodging properties, dependence on demand from business and leisure travelers, which may fluctuate and be seasonal;
- fluctuations in interest rates;
- changes in real estate taxes and other expenses;
- changes in market rental rates;
- the timing and costs associated with property improvements and rentals;
- changes in taxation or zoning laws;
- government regulation;
- availability of financing on acceptable terms or at all and the costs of such financing;
- potential liability under environmental or other laws or regulations; and
- general competitive factors.

The rents, interest and other payments we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If our revenues decline, we generally would expect to have less cash available to pay our indebtedness and distribute to our shareholders. In addition, some of our unreimbursed costs of owning real estate may not decline when the related rents decline.

There are risks associated with owning and leasing real estate.
Although our lease terms, in most cases, obligate the tenants to bear substantially all of the costs of operating the properties and our managers to manage such costs, investing in real estate involves a number of risks, including:

- the risk that tenants will not perform under their leases or that managers will not perform under their management agreements, reducing our income from such leases or properties under such management;
- we may not always be able to lease properties at favorable rates or certain tenants may require significant capital expenditures by us to conform existing properties to their requirements;
- we may not always be able to sell a property when we desire to do so at a favorable price; and
- changes in tax, zoning or other laws could make properties less attractive or less profitable.

If a tenant fails to perform on its lease covenants or a manager fails to perform on its management covenants, that would not excuse us from meeting any debt obligation secured by the property and could require us to fund reserves in favor of our lenders, thereby reducing funds available for payment of dividends. We cannot be assured that tenants or managers will elect to renew their leases or management agreements when the terms expire. If a tenant or manager does not renew its lease or agreement or if a tenant or a manager defaults on its lease or management obligations, there is no assurance we could obtain a substitute tenant or manager on acceptable terms. If we cannot obtain another quality tenant or manager, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property or obtaining a new manager.

Some potential losses are not covered by insurance.

Our leases with tenants, financing arrangements with borrowers and agreements with managers of our properties require the customers and managers to carry comprehensive liability, casualty, workers' compensation, extended coverage and rental loss insurance on our properties, as applicable. We believe the required coverage is of the type, and amount, customarily obtained by an owner of similar properties. We believe all of our properties are adequately insured. However, we are exposed to risks that the insurance coverage levels required under our leases with tenants, financing arrangements with borrowers and agreements with managers of our properties may increase in cost significantly or be inadequate, and these risks may be increased as we expand our portfolio into experiential properties that may present more risk of loss as compared to properties in our existing portfolio. In addition, there are some types of losses, such as pandemics, catastrophic acts of nature, acts of war or riots, for which we, our customers or managers of our properties cannot obtain insurance at an acceptable cost or at all. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. We would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property. In addition, the cost of insurance protection against terrorist acts has risen dramatically over the years. There can be no assurance our customers or managers of our properties will be able to obtain terrorism insurance coverage, as applicable, or that any coverage they do obtain will adequately protect our properties against loss from terrorist attack.

Joint ventures may limit flexibility with jointly owned investments.

We may continue to acquire or develop properties in joint ventures with third parties when those transactions appear desirable. We would not own the entire interest in any property acquired by a joint venture. Our participation in joint ventures subjects us to risks, including but not limited to, the following risks that:

- we may need our partner(s)' consent for major decisions regarding a joint venture property;
- our joint venture partners may have different objectives than us regarding the appropriate timing and terms of any sale or refinancing of a property, its operation or, if applicable, the commencement of development activities;
- our joint venture partners may be structured differently than us for tax purposes and this could create conflicts of interest, including with respect to our compliance with the REIT requirements, and our REIT status could be jeopardized if any of our joint ventures do not operate in compliance with REIT requirements;
- our joint venture partners may have competing interests in our markets that could create conflicts of interest;
- our joint venture partners may default on their obligations, which could necessitate that we fulfill their obligations ourselves or forfeit our interest in the ventures;
- our joint ventures may be unable to repay any amounts that we may loan to them;
- our joint venture agreements may contain provisions limiting the liquidity of our interest for sale or sale of the entire asset;
- as the general partner or managing member of a joint venture, we could be generally liable under applicable law for the debts and obligations of the venture, and we may not be entitled to contribution or indemnification from our partners; and
- our joint venture agreements may contain provisions that allow our partners to remove us as the general partner or managing member for cause, and this could result in liability for us to our partners under the governing agreement of the joint venture.

If we have a dispute with a joint venture partner, we may feel it necessary or become obligated to acquire the partner's interest in the venture or to forfeit our interest in the venture. However, we cannot ensure that the price we would have to pay or the timing of the acquisition would be favorable to us. If we are invested in a joint venture in which control over significant decisions is shared, the assets and financial results of the joint venture may not be reportable by us on a consolidated basis. To the extent we have commitments to, or on behalf of, or are dependent on, any such "off-balance sheet" arrangements, or if those arrangements or their properties or leases are subject to material contingencies, our liquidity, financial condition and operating results could be adversely affected by those commitments or off-balance sheet arrangements.

Our multi-tenant properties expose us to additional risks.

Our entertainment districts and similar properties we may seek to acquire or develop in the future, involve risks not typically encountered in the purchase and lease-back of real estate properties that are operated by a single tenant. The ownership or development of multi-tenant retail centers could expose us to the risk that a sufficient number of suitable tenants may not be found to enable the centers to operate profitably and provide a return to us. This risk may be compounded by the failure of existing tenants to satisfy their obligations due to various factors, including economic downturns or inflation. These risks, in turn, could cause a material adverse impact to our results of operations and business.

Retail centers are also subject to tenant turnover and fluctuations in occupancy rates, which could affect our operating results. Multi-tenant retail centers also expose us to the risk of potential common area maintenance expense slippage, which may occur when the actual cost of taxes, insurance and maintenance at the property exceeds the common area maintenance fees paid by tenants.

We may from time to time be subject to litigation that could negatively impact our financial condition, cash flows, results of operations and the trading price of our shares.

We may from time to time be a defendant in lawsuits and regulatory proceedings relating to our business or properties. Such litigation and proceedings may result in defense costs, settlements, fines, or judgments against us, some of which may not be covered by insurance. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. An unfavorable outcome may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if exceeding insurance coverage, could adversely impact our financial condition, cash flows, results of operations and the trading price of our shares. Additionally, certain proceedings or the resolution of certain proceedings may affect the availability or cost of some of our insurance coverage, exposing us to increased risks for which we may be uninsured.

Failure to comply with the Americans with Disabilities Act and other laws could result in substantial costs.

Most of our properties must comply with the ADA. The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Our leases with tenants, financing arrangements with borrowers and agreements with managers of our properties require them to comply with the ADA.

Our properties are also subject to various other federal, state and local regulatory requirements. We do not know whether existing requirements will change or whether compliance with future requirements will involve significant unanticipated expenditures. Although these expenditures would be the responsibility of our customers in most cases, if these customers fail to perform these obligations, we may be required to do so.

Potential liability for environmental contamination could result in substantial costs.

Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to service our debt and pay dividends to our shareholders. This is because:

- as owner, we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;
- the law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;
- even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs; and

- governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination. Most of our loan agreements require the Company or a subsidiary to indemnify the lender against environmental liabilities. Our leases with tenants and agreements with managers of our properties require them to operate the properties in compliance with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. We believe all of our properties are in material compliance with environmental laws. However, we could be subject to strict liability under environmental laws because we own the properties. There is also a risk that tenants and borrowers may not satisfy their environmental compliance and indemnification obligations under the leases or other agreements. Any of these events could substantially increase our cost of operations, require us to fund environmental indemnities in favor of our lenders, limit the amount we could borrow under our unsecured revolving credit facility and reduce our ability to service our debt and pay dividends to shareholders.

We are exposed to the potential impacts of future climate change and climate-change related risks.

We are exposed to potential physical risks from possible future changes in climate. We have significant investments in coastal markets, some of which may be targeted for future growth. Those coastal markets have historically experienced severe weather events, such as severe storms and prolonged drought, as well as other natural catastrophes such as wildfires and floods. If the frequency of extreme weather and other natural events increases due to climate change, our exposure to these events could increase. We may also be adversely impacted as a real estate owner, operator and developer in the future by stricter energy and water efficiency standards, water access for our properties or greenhouse gas regulations. Climate change may also have indirect negative effects on our business by increasing the cost of, or decreasing the availability of, property insurance on terms we find acceptable and increasing the cost of energy and building materials.

Compliance with new laws or regulations and investor expectations relating to climate change and climate change disclosure, including compliance with securities and any federal or state disclosure requirements, voluntary compliance with independent rating systems and "green" building codes, may require us or our customers to make improvements to our existing properties or result in increased operating costs, thereby impacting the financial condition of our customers and their ability to meet their lease or debt obligations. We cannot give any assurance that other such conditions do not exist or may not arise in the future. The potential impacts of future climate change on our real estate properties could adversely affect our ability to lease, develop or sell such properties. If we are unable to comply with laws and regulations on climate change or implement effective sustainability strategies, our reputation among our customers and investors may be damaged and we may incur fines or penalties.

Real estate investments are relatively illiquid.

We may desire to sell properties in the future because of changes in market conditions, poor tenant performance or default of any mortgage we hold, or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet debt obligations or avoid a default. Specialty real estate projects such as our investments cannot always be sold quickly, and we cannot assure you that we could always obtain a favorable price. In addition, the Internal Revenue Code limits our ability to sell our properties. We may be required to invest in the restoration or modification of a property before we can sell it. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service our debt and pay dividends to our shareholders.

There are risks in owning assets outside the United States.

Our properties in Canada and future investments in other international markets we may enter are subject to the risks normally associated with international operations. The value of our current international portfolio and any other properties we purchase in non-U.S. jurisdictions may be affected by factors specific to the laws and business practices of such jurisdictions. The laws and business practices of foreign jurisdictions may expose us to risks that are different from and in addition to those commonly found in the United States, including, but not limited to, the following: (i) the burden of complying with non-U.S. laws including land use and zoning laws or more stringent environmental laws; (ii) existing or new laws relating to the foreign ownership of real property and laws restricting our ability to repatriate earnings and cash into the United States; (iii) the potential for expropriation; (iv) adverse effects of changes in the exchange rate between U.S. dollars and foreign currencies in which revenue is generated at our properties outside the United States; (v) imposition of adverse or confiscatory taxes, changes in real estate and other tax rates or laws and changes in other operating expenses in such foreign jurisdictions; (vi) possible challenges to the anticipated tax treatment of our revenue and our properties; (vii) the potential difficulty of enforcing rights and obligations in other countries; and (viii) our more limited experience and expertise in foreign countries relative to our experience and expertise in the United States. Non-U.S. real estate and tax laws are complex and subject to change, and we cannot assure you we will always be in compliance with those laws or that compliance will not expose us to additional expense. We may also be subject to fluctuations in real estate values or markets or the economy as a whole of non-U.S. jurisdictions we enter, which may adversely affect our international investments.

There are risks in owning or financing properties for which the tenants', borrowers', or our operations may be impacted by weather conditions, climate change and natural disasters.
Severe weather events, such as severe storms and prolonged drought, as well as other natural catastrophes such as wildfires and floods may interrupt the operations of an operator, damage our properties, reduce the number of guests who visit the properties in affected areas or negatively impact an operator's revenue and profitability. Damage to our properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of repair and recoup lost profits. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to our affected properties to decrease for an indefinite period. The ability of our operators to attract visitors to our experiential lodging properties is also influenced by the aesthetics and natural beauty of the outdoor environment where these resorts are located. Severe weather events, such as severe storms and prolonged drought, as well as other natural catastrophes such as wildfires and floods could negatively impact the natural beauty of our resort properties and have a long-term negative impact on an operator's overall guest visitation as it could take several years for the environment to recover.

We have acquired and financed ski properties and expect to do so in the future. The operators of these properties, our tenants or borrowers, are dependent upon the operations of the properties to pay their rents and service their loans. The ski property operator's ability to attract visitors is influenced by weather conditions and climate change in general, each of which may impact the amount of snowfall during the ski season. Adverse weather conditions may discourage visitors from participating in outdoor activities. In addition, unseasonably warm weather may result in inadequate natural snowfall, which increases the cost of snowmaking, and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions and attracting visitors. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for visitors to obtain access to ski properties. We also own and finance attractions that would also be subject to risks relating to weather conditions such as in the case of waterparks and amusement parks, including excessive rainfall or unseasonable temperatures. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on the operator's financial results and could impair the ability of the operator to make rental or other payments or service our loans.

We face risks associated with the development, redevelopment and expansion of properties and the acquisition of other real estate related companies.
We may develop, redevelop or expand new or existing properties or acquire other real estate related companies, and these activities are subject to various risks. We may not be successful in pursuing such development or acquisition opportunities. In addition, newly developed or redeveloped/expanded properties or newly acquired companies may not perform as well as expected. We are subject to other risks in connection with any such development or acquisition activities, including the following:

- we may not succeed in completing developments or consummating desired acquisitions on time;
- we may face competition in pursuing development or acquisition opportunities, which could increase our costs;

- we may encounter difficulties and incur substantial expenses in integrating acquired properties into our operations and systems and, in any event, the integration may require a substantial amount of time on the part of both our management and associates and therefore divert their attention from other aspects of our business;
- we may undertake developments or acquisitions in new markets or industries where we do not have the same level of market knowledge, which may expose us to unanticipated risks in those markets and industries to which we are unable to effectively respond, such as an inability to attract qualified personnel with knowledge of such markets and industries;
- we may incur construction costs in connection with developments, which may be higher than projected, potentially making the project unfeasible or unprofitable;
- we may incur unanticipated capital expenditures in order to maintain or improve acquired properties;
- we may be unable to obtain zoning, occupancy or other governmental approvals;
- we may experience delays in receiving rental payments for developments that are not completed on time;
- our developments or acquisitions may not be profitable;
- we may need the consent of third parties such as anchor tenants, mortgage lenders and joint venture partners, and those consents may be withheld;
- we may incur adverse tax consequences if we fail to qualify as a REIT for U.S. federal income tax purposes following an acquisition;
- we may be subject to risks associated with providing mortgage financing to third parties in connection with transactions, including any default under such mortgage financing;
- we may face litigation or other claims in connection with, or as a result of, acquisitions, including claims from terminated associates, tenants, former shareholders or other third parties;
- the market price of our common shares, preferred shares and debt securities may decline, particularly if we do not achieve the perceived benefits of any acquisition as rapidly or to the extent anticipated by securities or industry analysts or if the effect of an acquisition on our financial condition, results of operations and cash flows is not consistent with the expectations of these analysts;
- we may issue shares in connection with acquisitions resulting in dilution to our existing shareholders; and
- we may assume debt or other liabilities in connection with acquisitions.

In addition, there is no assurance that planned third-party financing related to development and acquisition opportunities will be provided on a timely basis or at all, thus increasing the risk that such opportunities are delayed or fail to be completed as originally contemplated. We may also abandon development or acquisition opportunities that we have begun pursuing and consequently fail to recover expenses already incurred and have devoted management time to a matter not consummated. In some cases, we may agree to lease or other financing terms for a development project in advance of completing and funding the project, in which case we are exposed to the risk of an increase in our cost of capital during the interim period leading up to the funding, which can reduce, eliminate or result in a negative spread between our cost of capital and the payments we expect to receive from the project. Furthermore, our acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware at the time of acquisition. In addition, development of our existing properties presents similar risks. If a development or acquisition is unsuccessful, either because it is not meeting our expectations or was not completed according to our plans, we could lose our investment in the development or acquisition.

Risks That May Affect the Market Price of Our Shares

We cannot assure you we will continue paying cash dividends at current rates.
Our dividend policy is determined by our Board of Trustees. Our ability to pay dividends on our common shares or to pay dividends on our preferred shares at their stated rates depends on a number of factors, including our liquidity, our financial condition and results of future operations, the performance of lease and mortgage terms by our tenants and customers, our ability to acquire, finance and lease additional properties at attractive rates, and provisions in our loan covenants. Although we currently intend to pay dividends in future periods, there can be no assurances that we will maintain or increase any future common share dividend rate, and the market price of our common shares and possibly our preferred shares could be adversely affected if we fail to maintain or increase such rate. Furthermore, if

the Board of Trustees decides to pay dividends on our common shares partially or substantially all in common shares, that could have an adverse effect on the market price of our common shares and possibly our preferred shares.

Market interest rates may have an effect on the value of our shares.

One of the factors that investors may consider in deciding whether to buy or sell our common shares or preferred shares is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase or remain elevated, prospective investors may desire a higher dividend rate on our common shares or seek securities paying higher dividends or interest. Higher interest rates would also likely increase our future borrowing costs and potentially decrease funds available for distribution, which could have an adverse effect on the market price of our common shares and possibly our preferred shares.

Inflation may have an effect on the value of our shares.

One of the factors that investors may consider in deciding whether to buy or sell our common shares or preferred shares is our ability to increase rent or interest income on existing leases and loans in the event of significant inflation. Our long-term leases and loans typically contain provisions such as rent or interest escalators and percentage rent or percentage interest designed to mitigate the adverse impact of inflation. However, in periods of significant inflation, the impact of these provisions may be limited due to fixed escalators, rent or interest caps and percentage rent or interest breakpoints, potentially resulting in below-market lease rates or loan terms. Accordingly, if inflation increases significantly, prospective investors may desire to invest in a company that can increase revenue without such contractual limitations, which could impact the market value of our shares.

Broad market fluctuations could negatively impact the market price of our shares.

The stock market has experienced extreme price and volume fluctuations in recent years. Such volatility has affected the market price of the common equity of many companies, including companies in industries similar or related to ours. These broad market fluctuations could reduce the market price of our shares. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalization. Either of these factors could lead to a material decline in the market price of our shares.

Market prices for our shares may be affected by perceptions about the financial health or share value of our tenants, borrowers and managers or the performance of REIT stocks generally.

To the extent any of our customers or their competitors report losses, slower earnings growth, take charges against earnings or enter bankruptcy proceedings, the market price for our shares could be adversely affected. The market price for our shares could also be affected by any weakness in the performance of REIT stocks generally or weakness in any of the sectors in which our customers operate, any of which may be adversely affected by generally challenging and uncertain economic conditions.

Limits on changes in control may discourage takeover attempts, which may be beneficial to our shareholders.

There are a number of provisions in our Declaration of Trust and Bylaws and under Maryland law and agreements we have with others, any of which could make it more difficult for a party to make a tender offer for our shares or complete a takeover of the Company that is not approved by our Board of Trustees. These include:

- a limit on beneficial ownership of our shares, which acts as a defense against a hostile takeover or acquisition of a significant or controlling interest, in addition to preserving our REIT status;
- the ability of the Board of Trustees to issue preferred or common shares, to reclassify preferred or common shares, and to increase the amount of our authorized preferred or common shares, without shareholder approval;
- limits on the ability of shareholders to remove trustees without cause;
- requirements for advance notice of shareholder proposals at shareholder meetings;
- provisions of Maryland law restricting business combinations and control share acquisitions not approved by the Board of Trustees and unsolicited takeovers;

- provisions of Maryland law protecting corporations (and by extension REITs) against unsolicited takeovers by limiting the duties of the trustees in unsolicited takeover situations;
- provisions in Maryland law providing that the trustees are not subject to any higher duty or greater scrutiny than that applied to any other director under Maryland law in transactions relating to the acquisition or potential acquisition of control;
- provisions of Maryland law creating a statutory presumption that an act of the trustees satisfies the applicable standards of conduct for trustees under Maryland law;
- provisions in loan or joint venture agreements putting the Company in default upon a change in control; and
- provisions of our compensation arrangements with our associates calling for severance compensation and vesting of equity compensation upon termination of employment upon a change in control or certain events of the associates' termination of service.

Any or all of these provisions could delay or prevent a change in control of the Company, even if the change was in our shareholders' interest or offered a greater return to our shareholders.

We may change our policies without obtaining the approval of our shareholders.

Our operating and financial policies, including our policies with respect to acquiring or financing real estate or other companies, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our Board of Trustees. Accordingly, our shareholders do not control these policies.

Dilution could affect the value of our shares.

Our future growth will depend in part on our ability to raise additional capital. If we raise additional capital through the issuance of equity securities (directly, in underwritten offerings or through our ATM Program or DSP Plan, or indirectly through convertible or exchangeable securities, warrants or options), the interests of holders of our common shares could be diluted. Any such additional issuances, or the perception that additional equity securities are available for issuance or that such issuances are likely to occur, could materially and adversely affect the market price for our common shares. Likewise, our Board of Trustees is authorized to cause us to issue preferred shares in one or more series, the holders of which would be entitled to dividends and voting and other rights as our Board of Trustees determines, and which could be senior to or convertible into our common shares. Accordingly, an issuance by us of preferred shares could be dilutive to or otherwise adversely affect the interests of holders of our common shares. As of December 31, 2025, our Series C preferred shares are convertible, at each of the holder's option, into our common shares at a conversion rate of 0.4378 common shares per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $57.10 per common share (subject to adjustment in certain events). Additionally, as of December 31, 2025, our Series E preferred shares are convertible, at each of the holder's option, into our common shares at a conversion rate of 0.4845 common shares per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $51.60 per common share (subject to adjustment in certain events). Under certain circumstances in connection with a change in control of the Company, holders of our Series G preferred shares may elect to convert some or all of their Series G preferred shares into a number of our common shares per Series G preferred share equal to the lesser of (a) the $25.00 per share liquidation preference, plus accrued and unpaid dividends divided by the market value of our common shares or (b) 0.7389 shares. Depending upon the number of Series C, Series E and Series G preferred shares being converted at one time, a conversion of Series C, Series E and Series G preferred shares could be dilutive to or otherwise adversely affect the interests of holders of our common shares. In addition, we may issue a significant amount of equity securities in connection with acquisitions or investments, with or without seeking shareholder approval, which could result in significant dilution to our existing shareholders.

Future offerings of debt or equity securities, which may rank senior to our common shares, may adversely affect the market price of our common shares.

If we decide to issue debt securities in the future, which would rank senior to our common shares, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to owners of our common shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares will bear the risk of our future offerings reducing the market price of our common shares and diluting the value of their shareholdings in us.

Changes in foreign currency exchange rates may have an impact on the value of our shares.
The functional currency for our Canadian operations is CAD. As a result, our future operating results could be affected by fluctuations in the USD-CAD exchange rate, which in turn could affect our share price. We have attempted to mitigate our exposure to Canadian currency exchange risk by entering into foreign currency exchange contracts to hedge in part our exposure to exchange rate fluctuations. Foreign currency derivatives are subject to future risk of loss. We do not engage in purchasing foreign exchange contracts for speculative purposes. Additionally, we may enter other international markets that pose similar currency fluctuation risks as described above.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our shares.
At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation. Furthermore, any proposals seeking broader reform of U.S. federal income tax laws, if enacted, could change the federal income tax laws applicable to REITs, subject us to federal tax or reduce or eliminate the current deduction for dividends paid to our shareholders, any of which could negatively affect the market for our shares.

Item 1B. Unresolved Staff Comments

There are no unresolved comments from the staff of the SEC required to be disclosed herein as of the date of this Annual Report on Form 10-K.

Item 1C. Cybersecurity
The Company's Board of Trustees recognizes the critical importance of maintaining the trust and confidence of the Company's customers, business partners, associates and other stakeholders. The Board, in coordination with the Audit Committee, is actively involved in the oversight of the Company's enterprise risk management ("ERM") program, of which cybersecurity is an important component. The Company's cyber risk management program is fully integrated into the Company's broader ERM program and includes cybersecurity policies, standards, processes and practices that are based on recognized frameworks and other applicable industry standards. In general, the Company seeks to address cybersecurity risks through a comprehensive, company-wide cyber risk program focused on preserving the confidentiality, security and availability of the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

The Company's cyber risk management program is led by the Company's Vice President of Information Systems, whose team is responsible for leading company-wide cybersecurity strategy, policy, and processes while reporting directly to the Company's Chief Financial Officer. While the Board has ultimate oversight for the risk management process, the Audit Committee is responsible for overseeing the Company's policies and procedures for assessing and managing its exposure to risk, including cybersecurity risks. The Company's Vice President of Information Systems provides regular reports to the Audit Committee on any cyber risks and threats to the Company, assessments of the Company's security program and projects in progress to enhance the Company's security systems. The Company's Board of Trustees also receives periodic updates relating to the Company's cybersecurity programs and emerging cybersecurity threats as part of its general oversight duties. Pursuant to the Company's response plan, the Board and the Audit Committee will receive prompt and timely information regarding any material cybersecurity incidents.

The Company has a documented response plan to follow in the event a cybersecurity incident occurs. The plan details how to determine the scope and risk of an incident, incident response, escalating and communication procedures and the reporting of incident results and risks to all stakeholders and how to reduce the likelihood of an incident occurring or reoccurring. On an annual basis, the Company conducts a test of the cyber response plan in order to test its pre-planned actions, facilitate discussions regarding the plan's effectiveness and identify useful strategies and tactics learned from the test. Additionally, the Company's security program is supported by external third-party experts, including outside cybersecurity professionals at a security operations center and expert legal counsel specializing in information technology and cybersecurity.

The Company's cyber risk management program includes processes for identifying and overseeing both internal cybersecurity risks and those presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact the Company's business in the event of a cybersecurity incident affecting those third-party systems.

In addition, the Company conducts frequent security awareness trainings for all associates, utilizes tools to detect, prevent and neutralize malware, viruses, spyware and other cyber threats and leverages a layered set of systems and controls to protect its network, users and data. The Company maintains robust end user and administrative user policies governing the use of Company technology. The Company also maintains cyber liability insurance coverage and performs regular vulnerability and penetration assessments.

The Company's Vice President of Information Systems has been with the Company for over 20 years and has overseen the Company's information systems, including its cyber risk management program, for the last seven years. He is a member of the Global Information Assurance Certification Advisory ("GIAC") Board and has received various GIAC certifications in the areas of information security governance and technical controls focused on protecting, detecting and responding to cybersecurity issues. The Company's Chief Financial Officer has over 25 years of experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats.

As of the date of this report, the Company is not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including the Company's business strategy, results of operations or financial condition.

Item 2. Properties

As of December 31, 2025, our real estate portfolio consisted of investments in our Experiential and Education reportable segments. Except as otherwise noted, all of the real estate investments listed below are owned or ground leased directly by us.

The following table sets forth our wholly-owned properties (excludes properties under development, land held for development, properties owned by unconsolidated real estate joint ventures and properties securing our mortgage notes) listed by segment and property type and includes gross square footage (except for certain ski and attraction properties where such number is not meaningful), percentage leased and total rental revenue for the year ended December 31, 2025 (dollars in thousands). At certain properties included below, we are the tenant under third-party ground leases and have assumed responsibility for performing the obligations thereunder. However, pursuant to the facility leases, our tenants are generally responsible for performing substantially all of our obligations under the ground leases.

	Number of Properties	Building Gross Square Footage	Percentage Leased	Rental Revenue for the Year Ended December 31, 2025	% of Company's Rental Revenue
Experiential					
Theatres (1)	148	10,310,839	99.2 %	$ 244,523	40.2 %
Eat & Play (2)	55	5,281,017	96.4 %	178,534	29.3 %
Attractions (3)	24	1,430,890	100.0 %	72,125	11.9 %
Ski	3	330,508	100.0 %	25,321	4.2 %
Experiential Lodging	1	276,210	100.0 %	2,743	0.4 %
Fitness & Wellness	13	869,693	100.0 %	29,348	4.8 %
Gaming (4)	1	—	100.0 %	12,571	2.1 %
Cultural	1	457,093	100.0 %	5,982	1.0 %
Total Experiential	246	18,956,250	98.6 %	$ 571,147	93.9 %
Education					
Early Childhood Education Centers	46	828,047	100.0 %	$ 26,879	4.4 %
Private Schools	9	292,362	100.0 %	10,579	1.7 %
Total Education	55	1,120,409	100.0 %	$ 37,458	6.1 %
Total	301	20,076,659	98.7 %	$ 608,605	100.0 %

(1) Includes four properties operated by EPR through third-party managers. Revenue for these properties is included in other income in the consolidated statements of income and comprehensive income.

(2) Includes seven theatres located in entertainment districts.

(3) Includes one property operated by EPR through a third-party manager. Revenue for this property is included in other income in the consolidated statements of income and comprehensive income.

(4) Represents land owned by us and ground leased to a casino operator.

The following table sets forth lease expirations regarding EPR's wholly-owned portfolio (defined above) as of December 31, 2025 excluding properties we operate through third-party managers and non-theatre tenant leases at entertainment districts (dollars in thousands):

Year	Number of Properties	Square Footage	Rental Revenue for the Year Ended December 31, 2025	% of Company's Rental Revenue
2026	1	39,289	$ 1,141	0.2 %
2027	4	314,699	20,675	3.4 %
2028	9	604,771	15,107	2.5 %
2029	14	796,011	21,726	3.6 %
2030	20	1,449,253	34,158	5.6 %
2031	3	279,325	5,126	0.8 %
2032	8	460,708	12,237	2.0 %
2033	7	320,563	10,210	1.7 %
2034	34	2,295,305	68,599	11.3 %
2035	29	2,333,642	72,313	11.9 %
2036	40	2,563,753	76,396	12.5 %
2037	27	1,604,632	61,758	10.1 %
2038	40	2,225,531	65,029	10.7 %
2039	2	120,481	4,987	0.8 %
2040	3	196,781	9,799	1.6 %
2041	30	805,130	18,608	3.1 %
2042	4	466,958	18,640	3.1 %
2043	7	123,497	20,266	3.3 %
2044	1	—	3,071	0.5 %
2045	6	632,488	21,570	3.5 %
Thereafter	7	220,370	7,003	1.2 %
	296	17,853,187	$ 568,419	93.4 %

Our wholly-owned properties (defined above) are located in 38 states and Canada. The following table sets forth certain information by state or province regarding our owned real estate portfolio as of December 31, 2025 (dollars in thousands):

Location	Building (gross sq. ft.)	Rental Revenue for the Year Ended December 31, 2025	% of Rental Revenue
Texas	2,716,738	$ 77,436	12.7 %
California	1,665,099	83,162	13.7 %
Florida	1,286,099	42,491	7.0 %
Ontario, Canada	1,204,639	37,157	6.1 %
New York	1,111,921	42,283	6.9 %
Pennsylvania	933,779	33,884	5.6 %
Illinois	831,355	19,986	3.3 %
Colorado	773,077	25,216	4.1 %
Ohio	739,759	13,237	2.2 %
Tennessee	680,570	18,109	3.0 %
North Carolina	631,137	22,170	3.6 %
Louisiana	591,272	15,032	2.5 %
Kansas	582,159	12,727	2.1 %
Virginia	545,159	16,582	2.7 %
Michigan	521,631	9,146	1.5 %
Georgia	509,159	13,512	2.2 %
Missouri	490,330	6,642	1.1 %
Arizona	465,755	14,614	2.4 %
Quebec, Canada	399,437	10,392	1.7 %
South Carolina	349,388	12,032	2.0 %
Indiana	345,941	8,386	1.4 %
Kentucky	334,733	6,547	1.1 %
Alabama	323,972	6,110	1.0 %
New Jersey	297,464	9,545	1.6 %
Oklahoma	189,968	8,014	1.3 %
Minnesota	181,764	6,618	1.1 %
Idaho	179,036	3,991	0.7 %
Oregon	166,526	3,750	0.6 %
Arkansas	165,219	4,169	0.7 %
Connecticut	158,069	3,506	0.6 %
Mississippi	116,900	4,144	0.7 %
Massachusetts	111,166	1,100	0.2 %
Maine	107,000	1,131	0.2 %
Iowa	93,755	1,524	0.2 %
New Mexico	71,297	2,713	0.4 %
Maryland	63,306	2,190	0.3 %
Nevada	50,426	1,649	0.3 %
Washington	47,004	3,216	0.5 %
Montana	44,650	1,092	0.2 %
Hawaii	—	2,640	0.4 %
New Hampshire (1)	—	556	0.1 %
Wisconsin (1)	—	120	— %
Nebraska (2)	—	84	— %
	20,076,659	$ 608,605	100.0 %

(1) Properties sold during the year ended December 31, 2025.
(2) Property sold during the year ended December 31, 2021 and tenant continues to pay deferred rent to EPR.

Office Location

Our executive office is located in Kansas City, Missouri and is leased from a third-party landlord. The lease has projected 2026 rent of approximately $717 thousand and is scheduled to expire on September 30, 2026. Subsequent to December 31, 2025, we signed a new office lease for our executive office with a term of 10.5 years for approximately 41,525 square feet of office space. The lease is expected to commence January 1, 2027 with an initial annual rent payment of approximately $1.0 million.

Tenants and Leases

Our existing leases on real estate investments (on a consolidated basis - excluding unconsolidated joint venture properties) provide for aggregate annual minimum rental payments for 2026 of approximately $536.7 million (not including ground lease payments for leases in which our tenants are sub-tenants and are responsible for paying rent under the ground lease, periodic rent escalations that are not fixed, percentage rent or straight-line rent). Our leases have remaining terms ranging from one year to 26 years. These leases may be extended for predetermined extension terms at the option of the tenants. Our leases are typically triple-net leases that require the tenant to pay substantially all expenses associated with the operation of the properties, including taxes, other governmental charges, insurance, utilities, service, maintenance and any ground lease payments.

Additionally, we are lessee in 50 operating ground leases as of December 31, 2025. Our tenants are sub-tenants under these ground leases and are responsible for paying rent under these agreements in all but two instances. Our sub-lessor operating ground leases provide for aggregate annual minimum rental payments for 2026 of approximately $27.3 million. Our ground leases have remaining terms ranging from eight months to 17 years, most of which include one or more options to renew.

Property Acquisitions and Developments in 2025

Our property acquisitions and developments in 2025 consisted of spending on experiential properties. The percentage of total investment spending related to build-to-suit projects, including investment spending for mortgage notes on such projects, was approximately 33% in 2025. Many of our build-to-suit opportunities come to us from our existing strong relationships with property operators and developers, and we expect to continue to pursue these opportunities.

Item 3. Legal Proceedings

We are subject to certain claims and lawsuits in the ordinary course of business, the outcome of which cannot be determined at this time. In the opinion of management, any liability we might incur upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are listed on the New York Stock Exchange ("NYSE") under the trading symbol "EPR."

During the year ended December 31, 2025, the Company did not sell any unregistered equity securities.

On February 25, 2026, there were approximately 5,172 holders of record of our outstanding common shares.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through October 31, 2025 common shares	387 (1)	$ 57.73	—	$ —
November 1 through November 30, 2025 common shares	—	—	—	—
December 1 through December 31, 2025 common shares	—	—	—	—
Total	387	$ 57.73	—	$ —

(1) The repurchases of equity securities during October 2025 were completed in conjunction with the vesting of employee nonvested shares. These repurchases were not made pursuant to a publicly announced plan or program.

Dividends

We expect to continue paying dividends to our common and preferred shareholders in future periods. Our Series C preferred shares have a dividend rate of 5.75%, our Series E preferred shares have a dividend rate of 9.00% and our Series G preferred shares have a dividend rate of 5.75%. Among the factors the Company's Board of Trustees considers in setting the common share dividend rate are the applicable REIT tax rules and regulations that apply to dividends, the Company's results of operations, including FFO, FFOAA and AFFO per share, and the Company's Cash Available for Distribution (defined as net cash flow available for distribution after payment of operating expenses, debt service, preferred dividends and other obligations).

Share Performance Graph

The following graph compares the cumulative return on our common shares during the five-year period ended December 31, 2025, to the cumulative return on the MSCI U.S. REIT Index and the Russell 1000 Index for the same period. The comparisons assume an initial investment of $100 and the reinvestment of all dividends during the comparison period. Performance during the comparison period is not necessarily indicative of future performance.



Total Return Analysis

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
EPR Properties	$ 100.00	$ 150.60	$ 128.59	$ 178.52	$ 176.28	$ 212.46
MSCI U.S. REIT Index	$ 100.00	$ 143.06	$ 108.00	$ 122.84	$ 133.59	$ 137.53
Russell 1000 Index	$ 100.00	$ 126.45	$ 102.27	$ 129.40	$ 161.12	$ 189.10

Source: S&P Global Market Intelligence

The performance graph and related text are being furnished to and not filed with the SEC, and will not be deemed "soliciting material" or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent we specifically incorporate such information by reference into such a filing.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to promote an understanding of our financial condition, results of operations, liquidity and certain other factors that may affect future results. MD&A is provided as a supplement to, and should be read in conjunction with, the consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. The forward-looking statements included in this discussion and elsewhere in this Annual Report on Form 10-K involve risks and uncertainties, including anticipated financial performance, business prospects, industry trends, shareholder returns, performance of leases by tenants, performance on loans to customers and other matters, which reflect management's best judgment based on factors currently known. See "Cautionary Statement Concerning Forward-Looking Statements." Actual results and experience could differ materially from the anticipated results and other expectations expressed in our forward-looking statements as a result of a number of factors, including but not limited to those discussed in this Item and in Item 1A - "Risk Factors."

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 is incorporated herein by reference and can be found under Item 7 of Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025.

Overview

Business

Our primary long-term business objective is to enhance shareholder value by achieving predictable and increasing Funds From Operations As Adjusted ("FFOAA"), Adjusted Funds From Operations ("AFFO") and dividends per share. FFOAA and AFFO are non-GAAP financial measures and are defined and reconciled below in the section titled "Non-GAAP Financial Measures." Our growth strategy focuses on acquiring or developing experiential properties in which we maintain a depth of knowledge and relationships, and which we believe offer sustained performance through most economic cycles. See Item 1 - "Business" for further discussion regarding our strategic rationale for our focus on experiential properties.

Our investment portfolio includes ownership of and long-term mortgages on Experiential and Education properties. Substantially all of our owned single-tenant properties are leased pursuant to long-term, triple-net leases under which the tenants typically pay all operating expenses of the property. Tenants at our owned multi-tenant properties are typically required to pay common area maintenance charges to reimburse us for their pro-rata portion of these costs.

We believe our management's knowledge and industry relationships have facilitated opportunities for us to acquire, finance and lease properties. Our strategy has been to structure leases and financings to ensure a positive spread between our cost of capital and the rentals or interest paid by our tenants. To avoid initial lease-up risks and produce a predictable income stream, we typically acquire or develop single-tenant properties that are pre-leased under long-term leases. We have also entered into certain joint ventures. We intend to continue entering into some or all of these types of arrangements in the foreseeable future.

Historically, our primary challenges have been locating suitable properties, negotiating favorable lease or financing terms (on new or existing properties), managing our expanding portfolio and having a cost of capital that allows us to grow our investments in new properties beyond those funded primarily with free cash and disposition proceeds.

As of December 31, 2025, our total assets were approximately $5.7 billion (after accumulated depreciation of approximately $1.7 billion) with properties located in 43 states and Canada. Our total investments (a non-GAAP financial measure) were approximately $7.0 billion as of December 31, 2025. See "Non-GAAP Financial Measures" for the reconciliation of "Total assets" in the consolidated balance sheet to total investments and the calculation of total investments at December 31, 2025 and 2024. We group our investments into two reportable segments,

Experiential and Education. As of December 31, 2025, our Experiential investments comprised $6.6 billion, or 94%, and our Education investments comprised $0.4 billion, or 6%, of our total investments.

As of December 31, 2025, our Experiential portfolio (excluding property under development, undeveloped land inventory and two joint venture properties) consisted of the following property types (owned or financed):

- 148 theatre properties;
- 60 eat & play properties (including seven theatres located in entertainment districts);
- 26 attraction properties;
- 11 ski properties;
- four experiential lodging properties;
- 27 fitness & wellness properties;
- one gaming property; and
- one cultural property.

As of December 31, 2025, our wholly-owned Experiential real estate portfolio consisted of approximately 19.0 million square feet, was 99% leased or operated and included $54.9 million in property under development and $20.2 million in undeveloped land inventory.

As of December 31, 2025, our Education portfolio consisted of the following property types (owned or financed):

- 46 early childhood education center properties; and
- nine private school properties.

As of December 31, 2025, our wholly-owned Education real estate portfolio consisted of approximately 1.1 million square feet and was 100% leased.

The combined wholly-owned portfolio consisted of 20.1 million square feet and was 99% leased or operated.

Geopolitical and International Trade Environment
Recent geopolitical events and macroeconomic trends, including evolving global armed conflicts and significant changes in U.S. trade policy, have produced heightened uncertainty. This uncertainty could lead to weakened economic conditions, contribute to inflation and increased borrowing costs and could lead to decreased consumer spending. For example, tariff increases may impact our business by increasing the cost of construction materials, which in turn may lead to higher development and renovation expenses. This increase in costs may result in reduced yields on development projects and potentially delay or result in cancelling planned projects. Additionally, our tenants and their customers are similarly experiencing these uncertainties, which could negatively affect their financial resources and ability to satisfy their obligations to us.

Operating Results
Our total revenue, net income available to common shareholders per diluted share and FFOAA per diluted share are detailed below for the years ended December 31, 2025 and 2024 (dollars in millions, except per share information):

	Year ended December 31,		Change
	2025	2024	
Total revenue	$ 718.4	$ 698.1	3 %
Net income available to common shareholders per diluted share	3.28	1.60	105 %
FFOAA per diluted share	5.12	4.87	5 %

The major factors impacting our results for the year ended December 31, 2025, as compared to the year ended December 31, 2024 were as follows:

- The effect of investments and dispositions that occurred in 2025 and 2024;

- The recognition of lower other income and other expense primarily related to having fewer operating properties for the year ended December 31, 2025 versus the year ended December 31, 2024;
- The recognition of higher general and administrative expense, retirement and severance expense, transaction costs and income tax expense for the year ended December 31, 2025 versus the year ended December 31, 2024.
- The decrease in provision for credit losses, net, impairment charges and impairment charges on joint ventures for the year ended December 31, 2025 versus the year ended December 31, 2024;
- The recognition of higher gain on sale of real estate and early ground lease termination for the year ended December 31, 2025 versus the year ended December 31, 2024; and
- The recognition of lower equity in loss from joint ventures for the year ended December 31, 2025 versus the year ended December 31, 2024.

For further details on items impacting our operating results, see section below titled "Results of Operations". FFOAA is a non-GAAP financial measure. For the definitions and further details on the calculation of FFOAA and certain other non-GAAP financial measures, see section below titled "Non-GAAP Financial Measures."

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, management has made its best estimates and assumptions that affect the reported assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions and estimates relate to the valuation of real estate, accounting for real estate acquisitions, assessing the collectability of receivables and the credit loss related to mortgage and other notes receivable. Applying these assumptions requires exercising judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Impairment of Real Estate Values
We are required to make subjective assessments as to whether there are impairments in the value of our real estate investments. These impairment estimates may have a direct impact on our consolidated financial statements. We assess the carrying value of our real estate investments whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. Certain factors may indicate that impairments exist, which include, but are not limited to, under-performance relative to projected future operating results, change in the time period we expect to hold the property, tenant difficulties and significant adverse industry or market economic trends. If an indicator of possible impairment exists, the property is evaluated for impairment by completing the undiscounted cash flow test, which compares the carrying amount of the real estate investment to the estimated future cash flows (undiscounted and without interest charges), including the residual value of the real estate. If an impairment is indicated, we record a loss for the amount by which the carrying value of the asset exceeds its estimated fair value.

The assumptions used to derive the estimated future cash flows for the undiscounted cash flow test are subjective and include, but are not limited to, capitalization rates, anticipated future market rent and our anticipated hold period. Market rent assumptions used for the estimated future cash flows and the capitalization rate used to estimate the residual value of the real estate can fluctuate based on economic and industry specific factors. Changes in these assumptions could materially impact the result of the undiscounted cash flow test and lead to an impairment loss. If there is a shift in economic conditions, or a change in our property strategy, including a reduction in our anticipated hold period, these changes could materially impact the result of the undiscounted cash flow test and also lead to an impairment loss. Impairment loss is calculated based upon the difference between the fair value and the carrying value of the property. We generally use the income approach to derive the fair value of the property, which includes estimates for market rent, capitalization rates, and discount rates that are subjective and can be impacted by a lack of comparable transactions. We may also use the sales comparison approach or take into account real estate purchase offers to derive the fair value of the real estate if it is anticipated that the property may be sold.

Real Estate Acquisitions

Upon acquisition of real estate properties, we evaluate the acquisition to determine if it is a business combination or an asset acquisition. Our acquisitions are generally considered to be asset acquisitions, and, accordingly, we allocate the purchase price and other related capitalized acquisition costs incurred to the acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis. Typically, relative fair values are based on recent independent appraisals or methods similar to those used by independent appraisers, as well as management judgment. In addition, acquisition-related costs incurred for asset acquisitions are capitalized.

The methods used to derive the relative fair value of the acquired tangible and intangible assets and liabilities generally include the income approach, cost approach and sales comparison approach. The assumptions used in these approaches include, but are not limited to, estimates for market rent, capitalization rates and discount rates. These estimates are subjective and can be impacted by a lack of comparable transactions. Assumptions used in the valuation of real estate can fluctuate based on economic and industry specific factors.

Collectability of Lease Receivables

Our accounts receivable balance is comprised primarily of rents and operating cost recoveries due from tenants as well as accrued fixed rental rate increases to be received over the life of the existing leases. We regularly evaluate the collectability of our receivables on a lease-by-lease basis. The evaluation primarily consists of reviewing past due account balances and considering such factors as the credit quality of our tenants, historical trends of the tenant, property level metrics, current economic conditions and changes in customer payment terms. When the collectability of lease receivables or future lease payments are no longer probable, we record a direct write-off of the outstanding receivable to rental revenue and recognize future rental revenue on a cash basis.

To determine if the collection of lease receivables is probable, we review our tenants' financial condition, including estimates of their expected future operating results, which are subjective. The tenant's current and estimated future operating results, the tenant's ability to obtain additional financing, as well as the ability and intention to pay lease receivables can vary based on economic conditions and industry specific factors. If economic conditions or the tenant's financial condition decline, the anticipated collection of outstanding lease receivables may not be probable and could result in the suspension of accrual revenue recognition and the write-off of outstanding lease receivables.

Collectability of Mortgage and Notes Receivables

Our mortgage and notes receivables consist of loans originated by us and the related accrued and unpaid interest income. We regularly evaluate the collectability of our receivables by considering such factors as the credit quality of our borrowers, historical trends of the borrower, our historical loss experience, current portfolio, market and economic conditions and changes in borrower payment terms. We estimate our current expected credit losses on a loan-by-loan basis using a forward-looking commercial real estate forecasting tool. We record provision (benefit) for credit losses, net, and reduce our mortgage note and note receivables balances by the allowance for credit losses on a quarterly basis in accordance with ASC 326. In the event we have a past due mortgage note or note receivable and we determine it is collateral dependent, we measure expected credit losses based on the fair value of the collateral. If foreclosure is deemed probable, and we expect to sell rather than operate the collateral, we adjust the fair value of the collateral for the estimated costs to sell.

The significant assumptions used in the forecasting tool to estimate our current expected credit losses include loan level assumptions such as loan to value ratio and debt service coverage ratio, as well as market level assumptions such as unemployment rates, interest rates and real estate price indices. Changes in these assumptions could materially impact the allowance for credit losses. If economic conditions or the borrower's financial condition declines, this could result in additional provision (benefit) for credit losses, net, the suspension of interest income recognition or the write-off of the receivables.

If a loan is determined to be collateral dependent, the assumptions used to determine the fair value of the underlying collateral vary based on the type of collateral that secures the mortgage or note receivable. The fair value may be impacted based on economic factors, an estimate of future operating cash flows of the collateral and capitalization rates, which are subjective and can be impacted by a lack of comparable transactions. Changes in these assumptions could materially impact the estimated value of the collateral and lead to increased provision (benefit) for credit losses, net.

Recent Developments

Investment Spending

Our investment spending during the years ended December 31, 2025 and 2024 totaled $288.5 million and $263.9 million, respectively, and is detailed below (in thousands):

For the Year Ended December 31, 2025

Investment Type	Total Investment Spending	New Development	Re-development	Asset Acquisition	Mortgage Notes or Notes Receivable	Investment in Joint Ventures
Experiential:						
Theatres	$ 8,167	$ —	$ 8,167	$ —	$ —	$ —
Eat & Play	77,763	72,724	4,765	—	274	—
Attractions	37,452	—	—	37,452	—	—
Ski	1,880	—	—	—	1,880	—
Experiential Lodging	4,038	—	32	—	—	4,006
Fitness & Wellness	159,235	—	19,316	91,984	47,935	—
Total Experiential	288,535	72,724	32,280	129,436	50,089	4,006
Education:						
Total Education	—	—	—	—	—	—
Total Investment Spending	$ 288,535	$ 72,724	$ 32,280	$ 129,436	$ 50,089	$ 4,006

For the Year Ended December 31, 2024

Investment Type	Total Investment Spending	New Development	Re-development	Asset Acquisition	Mortgage Notes or Notes Receivable	Investment in Joint Ventures
Experiential:						
Theatres	$ 370	$ —	$ 370	$ —	$ —	$ —
Eat & Play	42,254	30,058	1,118	—	11,078	—
Attractions	78,025	—	164	33,437	44,424	—
Ski	2,018	—	—	—	2,018	—
Experiential Lodging	9,411	—	—	—	—	9,411
Fitness & Wellness	129,710	24,080	48,412	—	57,218	—
Cultural	2,132	—	2,132	—	—	—
Total Experiential	263,920	54,138	52,196	33,437	114,738	9,411
Education:						
Total Education	—	—	—	—	—	—
Total Investment Spending	$ 263,920	$ 54,138	$ 52,196	$ 33,437	$ 114,738	$ 9,411

The above amounts include $3.9 million and $3.5 million in capitalized interest and $0.3 million and $0.2 million in other general and administrative direct project costs for the years ended December 31, 2025 and 2024, respectively. Excluded from the table above are $5.2 million and $7.3 million of maintenance capital expenditures and other spending for the years ended December 31, 2025 and 2024, respectively.

Dispositions

During the year ended December 31, 2025, we completed the sale of three vacant theatre properties, two operating theatre properties, four leased theatre properties, one vacant early childhood education center, four land parcels and 10 leased early childhood education centers for net proceeds totaling $141.8 million and recognized a net gain on sale totaling $36.1 million.

On March 7, 2025, we received $8.1 million in proceeds representing prepayment in full on two mortgage note receivables that were secured by two early childhood education center properties. Additionally, on October 1, 2025, we received $18.4 million in proceeds representing partial prepayment on one mortgage note receivable relating to the sale of one of the five fitness & wellness properties that secure the note.

On August 5, 2025, we exercised an early termination option of a ground lease on an eat & play property. As a result of the early termination, we recognized a gain of $3.4 million due to the reassessment of the lease term and the corresponding remeasurement of the lease liability and right-of-use asset. The gain is included in "Gain (loss) on sale of real estate and early ground lease termination" in the accompanying consolidated statements of income and comprehensive income included in this Annual Report on Form 10-K for the year ended December 31, 2025.

Chief Investment Officer Transition

During the year ended December 31, 2025, our Executive Vice President and Chief Investment Officer, Greg Zimmerman, notified us of his intention to retire from his position in the first quarter of 2026. On February 23, 2026, he notified us that his retirement will be effective March 2, 2026. The role of Executive Vice President and Chief Investment Officer will be assumed by Ben Fox, who joined us in August of 2025. Mr. Fox previously served as Managing Director in the Net Lease Division of Ares Management Corporation ("Ares"), a global alternative investment manager operating in the credit, private equity and real estate markets. Prior to Ares, Mr. Fox served as Executive Vice President, Asset Management and Operations at Realty Income, where he oversaw and managed approximately 7,000 properties across the U.S. and U.K. For the year ended December 31, 2025, we recorded retirement and severance expense related to Mr. Zimmerman's expected retirement totaling $3.0 million, which included cash payments totaling $0.8 million and accelerated vesting of nonvested shares totaling $2.2 million.

Capital Markets Activity

As discussed below in Liquidity and Capital Resources, during the year ended December 31, 2025, we had the following capital markets activity:
- Upon maturity, on April 1, 2025, we repaid in full $300.0 million of senior unsecured notes using borrowings under our $1.0 billion senior unsecured revolving credit facility;
- On June 3, 2025, we filed a new universal shelf registration statement and a new shelf registration statement for our Dividend Reinvestment and Direct Share Purchase Plan ("DSP Plan") with the SEC;
- On September 22, 2025, we entered into amendment number one to our Fourth Amended, Restated and Consolidated Credit Agreement, dated as of September 19, 2024 (the "Amended Credit Agreement"), to remove the SOFR index adjustment with respect to loans denominated in U.S. dollars;
- On November 13, 2025, we issued $550.0 million in aggregate principal amount of senior unsecured notes due on November 15, 2030, which bear interest at an annual interest rate of 4.75%; and
- On December 5, 2025, in connection with the commencement of an "at-the-market" offering program ("ATM Program"), we entered into an equity distribution agreement with certain institutional investment banks pursuant to which we may issue common shares having an aggregate sales price of up to $400.0 million on the open market or in privately negotiated transactions deemed to be "at-the-market" offerings under SEC rules.

Results of Operations

Year ended December 31, 2025 compared to year ended December 31, 2024

<u>Analysis of Revenue</u>

The following table summarizes our total revenue (dollars in thousands):

	Year Ended December 31,				Change	
	2025		2024			
Minimum rent (1)	$	547,090	$	530,664	$	16,426
Percentage rent (2)		22,063		14,540		7,523
Straight-line rent		16,100		17,327		(1,227)
Tenant reimbursements		21,374		20,758		616
Other rental revenue		1,978		1,878		100
Total Rental Revenue	$	608,605	$	585,167	$	23,438
Other income (3)		45,592		57,071		(11,479)
Mortgage and other financing income (4)		64,160		55,830		8,330
Total revenue	$	718,357	$	698,068	$	20,289

(1) For the year ended December 31, 2025 compared to the year ended December 31, 2024, the increase in minimum rent resulted from an increase of $11.5 million related to property acquisitions and developments completed in 2025 and 2024. In addition, there was a net increase in minimum rent of $8.4 million related to rental revenue on existing properties. This was partially offset by a decrease in rental revenue of $3.5 million from property dispositions.

During the year ended December 31, 2025, we renewed five lease agreements on approximately 160 thousand square feet and experienced an increase of approximately 1.6% in rental rates. In addition, we paid $1.0 million in leasing commissions with respect to one of these lease renewals.

(2) The increase in percentage rent (i.e., amounts above base rent) for the year ended December 31, 2025 compared to the year ended December 31, 2024 was due primarily to higher percentage rent recognized from our theatre tenants, one of our early childhood education center tenants and from our attraction tenants.

(3) The decrease in other income for the year ended December 31, 2025 compared to the year ended December 31, 2024 related primarily to a decrease in operating income from three operating theatre properties (including one that became vacant prior to sale) that were sold during the year ended December 31, 2025.

(4) The increase in mortgage and other financing income for the year ended December 31, 2025 compared to the year ended December 31, 2024 related to interest income on new mortgage notes funded and additional investments on existing mortgage notes in 2025 and 2024. In addition, $2.5 million of participating interest income was recognized during the year ended December 31, 2025 from one ski borrower, of which $1.8 million related to amounts under review regarding the calculation of participating interest income from prior periods that was resolved during the year ended December 31, 2025.

Analysis of Expenses and Other Line Items

The following table summarizes our expenses and other line items (dollars in thousands):

| | Year Ended December 31, | | Change |
	2025	2024	
Property operating expense	$ 59,172	$ 59,146	$ 26
Other expense (1)	45,756	56,877	(11,121)
General and administrative expense (2)	55,830	50,096	5,734
Retirement and severance expense	2,995	1,836	1,159
Transaction costs	2,199	798	1,401
Provision (benefit) for credit losses, net (3)	8,477	12,247	(3,770)
Impairment charges (4)	—	51,764	(51,764)
Depreciation and amortization	169,160	165,733	3,427
Gain on sale of real estate and early ground lease termination (5)	39,533	16,101	23,432
Costs associated with loan refinancing or payoff	—	337	(337)
Interest expense, net	133,079	130,810	2,269
Equity in loss from joint ventures (6)	3,790	8,809	(5,019)
Impairment charges on joint ventures (7)	—	28,217	(28,217)
Income tax expense	2,496	1,433	1,063
Preferred dividend requirements	24,144	24,144	—

(1) The decrease in other expense for the year ended December 31, 2025 compared to the year ended December 31, 2024 related primarily to a decrease in operating expenses from three operating theatre properties (including one that became vacant prior to sale) that were sold during the year ended December 31, 2025.

(2) The increase in general and administrative expense for the year ended December 31, 2025 compared to the year ended December 31, 2024 related primarily to an increase in payroll and benefit costs, including annual incentive and share-based compensation.

(3) The change in provision (benefit) for credit losses, net for the year ended December 31, 2025 compared to the year ended December 31, 2024 related primarily to credit loss expense of $6.2 million recognized to fully reserve one mortgage note receivable during the year ended December 31, 2025 versus credit loss expense of $10.3 million related to one mortgage note receivable recognized during the year ended December 31, 2024.

(4) Impairment charges recognized during the year ended December 31, 2024 related to one vacant theatre property, two theatre properties being operated through third-party property management agreements and two leased theatre properties. No impairment charges were recognized during the year ended December 31, 2025.

(5) The gain on sale of real estate and early ground lease termination for the year ended December 31, 2025 related to the sale of three vacant theatre properties, two operating theatre properties, four leased theatre properties, one vacant early childhood education center, four land parcels and 10 leased early childhood education centers, as well as the exercise of an early termination option of a ground lease on an eat & play property. The gain on sale of real estate and early ground lease termination for the year ended December 31, 2024 related to the sale of two cultural properties, eight vacant theatre properties, one leased theatre property and two vacant early childhood education centers.

(6) The decrease in equity in loss from joint ventures for the year ended December 31, 2025 compared to the year ended December 31, 2024 related primarily to the decision in 2024 to exit our joint ventures in Breaux Bridge, Louisiana and St. Pete Beach, Florida.

(7) Impairment charges on joint ventures recognized during the year ended December 31, 2024 related to other-than-temporary impairments on our equity investments in joint ventures holding three experiential lodging properties. No impairment charges on joint ventures were recognized during the year ended December 31, 2025.

Liquidity and Capital Resources

Cash and cash equivalents were $90.6 million at December 31, 2025. In addition, we had restricted cash of $8.1 million at December 31, 2025, which related primarily to escrow deposits required for property management, mortgage note and debt agreements or held for potential acquisitions, developments and redevelopments.

Mortgage Debt, Senior Notes, Unsecured Revolving Credit Facility and Unsecured Term Loan Facility
As of December 31, 2025, we had total debt outstanding of $2.9 billion of which 99% was unsecured.

At December 31, 2025, we had outstanding $2.75 billion in aggregate principal amount of unsecured senior notes (excluding the private placement notes discussed below) ranging in interest rates from 3.60% to 4.95%. The notes contain various covenants, including: (i) a limitation on incurrence of any debt that would cause the ratio of our debt to adjusted total assets to exceed 60%; (ii) a limitation on incurrence of any secured debt that would cause the ratio of secured debt to adjusted total assets to exceed 40%; (iii) a limitation on incurrence of any debt that would cause our debt service coverage ratio to be less than 1.5 times; and (iv) the maintenance at all times of our total unencumbered assets such that they are not less than 150% of our outstanding unsecured debt. Interest payments on our unsecured senior notes are due semiannually.

Upon maturity, on April 1, 2025, we repaid in full $300.0 million of senior unsecured notes using borrowings under our $1.0 billion senior unsecured revolving credit facility.

On November 13, 2025, we issued $550.0 million in aggregate principal amount of senior notes due November 15, 2030 pursuant to an underwritten public offering. The notes bear interest at an annual rate of 4.75%. Interest is payable on May 15 and November 15 of each year beginning on May 15, 2026 until the stated maturity date. The notes were issued at 98.8% of their face value and are unsecured. Net proceeds from the note offering were used to repay the outstanding principal balance of our unsecured revolving credit facility and the remaining amount of net proceeds for general business purposes.

At December 31, 2025, we had no balance outstanding under our $1.0 billion unsecured revolving credit facility. Our unsecured revolving credit facility is governed by the terms of the Amended Credit Agreement. On September 22, 2025, we entered into amendment number one to the Amended Credit Agreement to remove the Secured Overnight Funds Rate (SOFR) index adjustment with respect to loans denominated in U.S. dollars. The facility will mature on October 2, 2028. We have two options to extend the maturity date of this credit facility by an additional six months each (for a total of 12 months), subject to paying additional fees and the absence of any default. The Amended Credit Agreement provides for an initial maximum principal amount of borrowing availability of $1.0 billion, which includes a $100.0 million letter-of-credit subfacility and a $300.0 million foreign currency revolving credit subfacility. The credit facility contains an "accordion" feature under which we may increase the total maximum principal amount available by $1.0 billion, to a total of $2.0 billion, subject to lender consent. The unsecured revolving credit facility bears interest at a floating rate of SOFR plus 1.05% (based on our unsecured debt ratings and with a SOFR floor of zero), which was 4.71% at December 31, 2025. Additionally, the facility fee on the revolving credit facility is 0.25%.

At December 31, 2025, we had outstanding $179.6 million of Series B senior unsecured notes that were issued in a private placement transaction and are due on August 22, 2026. At December 31, 2025, the interest rate for these Series B private placement notes was 4.56%. The private placement notes were originally issued in two tranches: Series A due 2024; and Series B due 2026. On August 22, 2024, we repaid in full the Series A notes for $136.6 million using funds available under our $1.0 billion senior unsecured revolving credit facility.

Our unsecured revolving credit facility and the private placement notes contain financial covenants or restrictions that limit our levels of consolidated debt, secured debt, investments outside certain categories, share repurchases and dividend distributions and require us to meet certain coverage levels for fixed charges and debt service. Additionally, these debt instruments contain cross-default provisions if we default under other indebtedness exceeding certain amounts. Those cross-default thresholds vary from $50.0 million to $75.0 million, depending upon the debt instrument. We were in compliance with all financial and other covenants under our consolidated debt instruments at December 31, 2025.

In 2024, two experiential lodging properties located in St. Pete Beach, Florida, in which we hold unconsolidated equity investments, were severely damaged by two hurricanes. We continue to work in good faith with our joint venture partners, the non-recourse debt provider and the insurance companies to identify a path forward in which we expect to result in the eventual removal of the unconsolidated equity investments in these experiential lodging properties and the related non-recourse debt from our portfolio. Accordingly, we determined that our investment in these joint ventures had no fair value and was not recoverable, and during the year ended December 31, 2024, we recognized $12.1 million in other-than-temporary impairment charges on joint ventures related to these equity investments. There can be no assurance as to the ultimate outcome of our negotiations regarding our exit from these joint ventures.

Our principal investing activities are acquiring, developing and financing Experiential properties. These investing activities have generally been financed with senior unsecured notes and the proceeds from equity offerings. Our unsecured revolving credit facility and cash from operations are also used to finance the acquisition or development of properties, and to provide mortgage financing. We have and expect to continue to issue debt securities in public or private offerings. We have and may in the future assume mortgage debt in connection with property acquisitions or incur new mortgage debt on existing properties. We may also issue equity securities in connection with acquisitions. Continued growth of our real estate investments and mortgage financing portfolios will depend in part on our continued ability to access funds through additional borrowings and securities offerings and, to a lesser extent, our ability to assume debt in connection with property acquisitions. We may also fund investments with the proceeds from asset dispositions.

Capital Markets

On June 3, 2025, we filed a new universal shelf registration statement with the SEC that is effective for a term of three years. The securities covered by this registration statement include common shares, preferred shares, debt securities, depository shares, warrants and units. We may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

Additionally, on June 3, 2025, we filed a shelf registration statement with the SEC for our DSP Plan that is effective for a term of three years and permits the issuance of up to 25,000,000 common shares.

On December 5, 2025, we commenced our ATM Program and entered into an equity distribution agreement with certain institutional investment banks pursuant to which we may issue common shares up to an aggregate sales price of $400.0 million to the banks as sales agents (or principals when acting directly for their own account) or forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. As of December 31, 2025, $400.0 million remained available for sale under the ATM Program. Future sales will depend upon a variety of factors including, but not limited to, market conditions, the trading price of our common shares and our capital needs. We are not obligated to issue and sell any common shares. For additional information on the ATM Program, see Note 11 to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Liquidity Requirements

Short-term liquidity requirements consist primarily of normal recurring corporate operating expenses, debt service requirements, and distributions to shareholders. We have historically met these requirements primarily through cash provided by operating activities. The table below summarizes our cash flows (dollars in thousands):

	Year Ended December 31,	
	2025	2024
Net cash provided by operating activities	$ 420,953	$ 393,137
Net cash used by investing activities	(121,681)	(176,352)
Net cash used by financing activities	(236,726)	(261,619)

Liquidity and material cash requirements at December 31, 2025 consisted primarily of maturities of debt. Contractual obligations as of December 31, 2025 are as follows (in thousands):

Contractual Obligations	Year ended December 31,					Thereafter	Total
	2026	2027	2028	2029	2030		
Long Term Debt Obligations	$ 629,597	$ 450,000	$ 400,000	$ 500,000	$ 550,000	$ 424,995	$ 2,954,592
Interest on Long Term Debt Obligations	125,720	88,145	65,683	52,877	37,892	23,730	394,047
Operating Lease Obligation - Corporate Office (1)	717	—	—	—	—	—	717
Operating Ground Lease Obligations (2)	28,871	28,011	27,110	25,552	20,901	153,854	284,299
Total	$ 784,905	$ 566,156	$ 492,793	$ 578,429	$ 608,793	$ 602,579	$ 3,633,655

(1) Subsequent to December 31, 2025, we signed a new office lease for a term of 10.5 years for approximately 41,525 square feet of office space. The lease is expected to commence January 1, 2027 with an initial annual rent payment of approximately $1.0 million.

(2) Our tenants who are sub-tenants under the ground leases are responsible for paying the rent under these ground leases. Two of our ground leases do not currently have sub-tenants. In the event our tenant fails to pay the ground lease rent or the property does not have sub-tenants, we would typically be responsible for the payment, assuming we do not sell or re-tenant the property. The above amounts exclude contingent rent due under leases where the ground lease payment, or a portion thereof, is based on the level of the tenant's sales.

Commitments

As of December 31, 2025, we had 14 development projects with commitments to fund an aggregate of approximately $53.7 million, of which approximately $36.1 million is expected to be funded in 2026. We advance development costs in periodic draws. If we determine that construction is not being completed in accordance with the terms of the development agreement, we can discontinue funding construction draws. We have agreed to lease the properties to the operators at predetermined rates upon completion of construction.

We have certain commitments related to our mortgage notes and notes receivable investments that we may be required to fund in the future. We are generally obligated to fund these commitments at the request of the borrower or upon the occurrence of events outside of its direct control. As of December 31, 2025, we had two mortgage notes with commitments totaling approximately $48.1 million, all of which is expected to be funded in 2026. If commitments are funded in the future, interest will be charged at rates consistent with the existing investments.

Liquidity Analysis

We currently anticipate that our cash on hand, cash from operations, funds available under our unsecured revolving credit facility and proceeds from asset dispositions will provide adequate liquidity to meet our financial commitments, including the amounts needed to fund our operations, make recurring debt service payments, allow distributions to our shareholders and avoid corporate level federal income or excise tax in accordance with REIT Internal Revenue Code requirements.

Long-term liquidity requirements consist primarily of debt maturities. We have $629.6 million of debt maturities due in 2026. We currently believe that we will be able to repay, extend, refinance or otherwise settle our debt maturities as the debt comes due and that we will be able to fund our remaining commitments, as necessary. However, there can be no assurance that additional financing or capital will be available, or that terms will be acceptable or advantageous to us.

Our primary use of cash after paying operating expenses, debt service, distributions to shareholders and funding existing commitments is growing our investment portfolio through acquiring, developing and financing additional properties. We expect to finance these investments with cash on hand, excess cash flow, proceeds from asset dispositions or borrowings under our unsecured revolving credit facility as well as debt and equity financing alternatives. If we borrow the maximum amount available under our $1.0 billion unsecured revolving credit facility, there can be no assurance that we will be able to obtain additional or substitute investment financing. We may also assume mortgage debt in connection with property acquisitions. The availability and terms of any such financing or sales will depend upon market and other conditions.

Capital Structure

We believe that our shareholders are best served by a conservative capital structure. Therefore, we seek to maintain a conservative debt level on our balance sheet as measured primarily by our net debt to adjusted EBITDAre ratio (see "Non-GAAP Financial Measures" for definitions). Because adjusted EBITDAre, as defined, does not include the annualization of investments put in service, acquired or disposed of during the quarter, or the potential earnings on property under development, the annualization of percentage rent and adjustments for other items, we also look at an additional ratio that reflects these adjustments. We also seek to maintain conservative interest, fixed charge, debt service coverage and net debt to gross asset ratios (see "Non-GAAP Financial Measures" for calculations).

Non-GAAP Financial Measures

Funds From Operations (FFO), Funds From Operations As Adjusted (FFOAA) and Adjusted Funds From Operations (AFFO)

The National Association of Real Estate Investment Trusts ("NAREIT") developed FFO as a relative non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. Pursuant to the definition of FFO by the Board of Governors of NAREIT, we calculate FFO as net income available to common shareholders, computed in accordance with GAAP, excluding gains and losses from disposition of real estate and early ground lease terminations and impairment losses on real estate, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships, joint ventures and other affiliates. Adjustments for unconsolidated partnerships, joint ventures and other affiliates are calculated to reflect FFO on the same basis. We have calculated FFO for all periods presented in accordance with this definition.

In addition to FFO, we present FFOAA and AFFO. FFOAA is presented by adding to FFO retirement and severance expense, transaction costs, provision (benefit) for credit losses, net, costs associated with loan refinancing or payoff, preferred share redemption costs and impairment of operating lease right-of-use assets and subtracting sale participation income, gain on insurance recovery and deferred income tax (benefit) expense. AFFO is presented by adding to FFOAA non-real estate depreciation and amortization, deferred financing fees amortization and share-based compensation expense to management and Trustees; and subtracting amortization of above and below market leases, net and tenant allowances, maintenance capital expenditures (including second-generation tenant improvements and leasing commissions), straight-lined rental revenue (removing the impact of straight-line ground sublease expense), the non-cash portion of mortgage and other financing income and the allocated share of joint venture non-cash items.

FFO, FFOAA and AFFO are widely used measures of the operating performance of real estate companies and are provided here as supplemental measures to GAAP net income available to common shareholders and earnings per share, and management provides FFO, FFOAA and AFFO herein because it believes this information is useful to investors in this regard. FFO, FFOAA and AFFO are non-GAAP financial measures. FFO, FFOAA and AFFO do not represent cash flows from operations as defined by GAAP and are not indicative that cash flows are adequate to fund all cash needs and are not to be considered alternatives to net income or any other GAAP measure as a measurement of the results of our operations or our cash flows or liquidity as defined by GAAP. It should also be noted that not all REITs calculate FFO, FFOAA and AFFO the same way so comparisons with other REITs may not be meaningful.

The following table summarizes our FFO, FFOAA and AFFO including per share amounts for FFO and FFOAA, for the years ended December 31, 2025, 2024 and 2023 and reconciles such measures to net income available to common shareholders, the most directly comparable GAAP measure (unaudited, in thousands, except per share information):

	Year ended December 31,		
	2025	**2024**	**2023**
FFO:			
Net income available to common shareholders of EPR Properties	$ 250,792	$ 121,922	$ 148,901
(Gain) loss on sale of real estate and early ground lease termination	(39,533)	(16,101)	2,197
Impairment of real estate investments	—	51,764	67,366
Real estate depreciation and amortization	168,545	165,029	167,219
Allocated share of joint venture depreciation	4,010	9,419	8,876
Impairment charges on joint ventures	—	28,217	—
FFO available to common shareholders of EPR Properties	$ 383,814	$ 360,250	$ 394,559
FFO available to common shareholders of EPR Properties	$ 383,814	$ 360,250	$ 394,559
Add: Preferred dividends for Series C preferred shares	7,752	7,752	7,752
Add: Preferred dividends for Series E preferred shares	7,752	7,752	7,752
Diluted FFO available to common shareholders of EPR Properties	$ 399,318	$ 375,754	$ 410,063
FFOAA:			
FFO available to common shareholders of EPR Properties	$ 383,814	$ 360,250	$ 394,559
Retirement and severance expense	2,995	1,836	547
Transaction costs	2,199	798	1,554
Provision (benefit) for credit losses, net	8,477	12,247	878
Costs associated with loan refinancing or payoff	—	337	—
Deferred income tax benefit	(846)	(1,539)	(344)
FFOAA available to common shareholders of EPR Properties	$ 396,639	$ 373,929	$ 397,194
FFOAA available to common shareholders of EPR Properties	$ 396,639	$ 373,929	$ 397,194
Add: Preferred dividends for Series C preferred shares	7,752	7,752	7,752
Add: Preferred dividends for Series E preferred shares	7,752	7,752	7,752
Diluted FFOAA available to common shareholders of EPR Properties	$ 412,143	$ 389,433	$ 412,698
AFFO:			
FFOAA available to common shareholders of EPR Properties	$ 396,639	$ 373,929	$ 397,194
Non-real estate depreciation and amortization	615	704	814
Deferred financing fees amortization	8,808	8,844	8,637
Share-based compensation expense to management and trustees	15,329	14,066	17,512
Amortization of above/below-market leases, net and tenant allowances	(324)	(333)	(535)
Maintenance capital expenditures (1)	(5,205)	(7,299)	(12,399)
Straight-lined rental revenue	(16,100)	(17,327)	(10,591)
Straight-lined ground sublease expense	(37)	97	1,099
Non-cash portion of mortgage and other financing income	(1,502)	(1,984)	(1,088)
Allocated share of joint venture non-cash items	—	712	—
AFFO available to common shareholders of EPR Properties	$ 398,223	$ 371,409	$ 400,643

	Year ended December 31,					
	2025		**2024**		**2023**	
FFO per common share:						
Basic	$	5.05	$	4.76	$	5.24
Diluted		4.96		4.70		5.15
FFOAA per common share:						
Basic	$	5.22	$	4.94	$	5.28
Diluted		5.12		4.87		5.18
Shares used for computation (in thousands):						
Basic		76,040		75,636		75,260
Diluted		76,495		75,999		75,715
Weighted average shares outstanding-diluted EPS		76,495		75,999		75,715
Effect of dilutive Series C preferred shares		2,348		2,314		2,283
Effect of dilutive Series E preferred shares		1,668		1,664		1,663
Adjusted weighted average shares outstanding - diluted Series C and Series E		80,511		79,977		79,661
Other financial information:						
Dividends per common share	$	3.52	$	3.40	$	3.30

(1) Includes maintenance capital expenditures and certain second-generation tenant improvements and leasing commissions.

The effect of the conversion of our convertible preferred shares is calculated using the if-converted method and the conversion, which results in the most dilution is included in the computation of per share amounts. The conversion of the 5.75% Series C cumulative convertible preferred shares and the 9.00% Series E cumulative convertible preferred shares would be dilutive to FFO, FFOAA and AFFO per share for the years ended December 31, 2025, 2024 and 2023. Therefore, the additional common shares that would result from the conversion and the corresponding add-back of the preferred dividends declared on those shares are included in the calculation of diluted FFO and FFOAA per share and would be included in a calculation of AFFO per share for these periods.

Net Debt
Net Debt represents debt (reported in accordance with GAAP) adjusted to exclude deferred financing costs, net and reduced for cash and cash equivalents. By excluding deferred financing costs, net and reducing debt for cash and cash equivalents on hand, the result provides an estimate of the contractual amount of borrowed capital to be repaid, net of cash available to repay it. We believe this calculation constitutes a beneficial supplemental non-GAAP financial disclosure to investors in understanding our financial condition. Our method of calculating Net Debt may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

Gross Assets
Gross Assets represents total assets (reported in accordance with GAAP) adjusted to exclude accumulated depreciation and reduced by cash and cash equivalents. By excluding accumulated depreciation and reducing cash and cash equivalents, the result provides an estimate of the investment made by us. We believe that investors commonly use versions of this calculation in a similar manner. Our method of calculating Gross Assets may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

Net Debt to Gross Assets Ratio
Net Debt to Gross Assets Ratio is a supplemental measure derived from non-GAAP financial measures that we use to evaluate capital structure and the magnitude of debt to gross assets. We believe that investors commonly use versions of this ratio in a similar manner. Our method of calculating the Net Debt to Gross Assets Ratio may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

EBITDAre

NAREIT developed EBITDAre as a relative non-GAAP financial measure of REITs, independent of a company's capital structure, to provide a uniform basis to measure the enterprise value of a company. Pursuant to the definition of EBITDAre by the Board of Governors of NAREIT, we calculate EBITDAre as net income, computed in accordance with GAAP, excluding interest expense (net), income tax (benefit) expense, depreciation and amortization, gains and losses from disposition of real estate and early ground lease terminations, impairment losses on real estate, costs associated with loan refinancing or payoff and adjustments for unconsolidated partnerships, joint ventures and other affiliates.

Management provides EBITDAre herein because it believes this information is useful to investors as a supplemental performance measure because it can help facilitate comparisons of operating performance between periods and with other REITs. Our method of calculating EBITDAre may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. EBITDAre is not a measure of performance under GAAP, does not represent cash generated from operations as defined by GAAP and is not indicative of cash available to fund all cash needs, including distributions. This measure should not be considered an alternative to net income or any other GAAP measure as a measurement of the results of our operations or cash flows or liquidity as defined by GAAP.

Adjusted EBITDAre

Management uses Adjusted EBITDAre in its analysis of the performance of the business and operations of the Company. Management believes Adjusted EBITDAre is useful to investors because it excludes various items that management believes are not indicative of operating performance, and because it is an informative measure to use in computing various financial ratios to evaluate the Company. We define Adjusted EBITDAre as EBITDAre (defined above) for the quarter excluding sale participation income, gain on insurance recovery, retirement and severance expense, transaction costs, provision (benefit) for credit losses, net, impairment losses on operating lease right-of-use assets and prepayment fees.

Our method of calculating Adjusted EBITDAre may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. Adjusted EBITDAre is not a measure of performance under GAAP, does not represent cash generated from operations as defined by GAAP and is not indicative of cash available to fund all cash needs, including distributions. This measure should not be considered as an alternative to net income or any other GAAP measure as a measurement of the results of our operations or cash flows or liquidity as defined by GAAP.

Net Debt to Adjusted EBITDAre Ratio

Net Debt to Adjusted EBITDAre Ratio is a supplemental measure derived from non-GAAP financial measures that we use to evaluate our capital structure and the magnitude of our debt against our operating performance. We believe that investors commonly use versions of this ratio in a similar manner. In addition, financial institutions use versions of this ratio in connection with debt agreements to set pricing and covenant limitations. Our method of calculating the Net Debt to Adjusted EBITDAre Ratio may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

Reconciliations of debt, total assets and net income (all reported in accordance with GAAP) to Net Debt, Gross Assets, Net Debt to Gross Assets Ratio, EBITDAre, Adjusted EBITDAre and Net Debt to Adjusted EBITDAre Ratio (each of which is a non-GAAP financial measure), as applicable, are included in the following tables (unaudited, in thousands except ratios):

	December 31,	
	2025	2024
Net Debt:		
Debt	$ 2,929,411	$ 2,860,458
Deferred financing costs, net	25,181	19,134
Cash and cash equivalents	(90,577)	(22,062)
Net Debt	$ 2,864,015	$ 2,857,530
Gross Assets:		
Total Assets	$ 5,699,762	$ 5,616,507
Accumulated depreciation	1,714,886	1,562,645
Cash and cash equivalents	(90,577)	(22,062)
Gross Assets	$ 7,324,071	$ 7,157,090
Debt to Total Assets Ratio	51 %	51 %
Net Debt to Gross Assets Ratio	39 %	40 %

	Three Months Ended December 31,	
	2025	2024
EBITDAre and Adjusted EBITDAre:		
Net income (loss)	$ 66,904	$ (8,395)
Interest expense, net	33,574	33,472
Income tax expense	954	653
Depreciation and amortization	43,582	40,995
Gain on sale of real estate and early ground lease termination	(5,297)	(112)
Impairment of real estate investments	—	39,952
Allocated share of joint venture depreciation	1,000	1,965
Allocated share of joint venture interest expense	516	589
Impairment charges on joint ventures	—	16,087
EBITDAre	$ 141,233	$ 125,206
Retirement and severance expense	1,901	—
Transaction costs	471	423
Provision (benefit) for credit losses, net	(985)	9,876
Adjusted EBITDAre	$ 142,620	$ 135,505
Adjusted EBITDAre (annualized) (1)	$ 570,480	$ 542,020
Net Debt to Adjusted EBITDAre Ratio	5.0	5.3

(1) Adjusted EBITDAre for the quarter is multiplied by four to calculate an annual amount but does not include the annualization of investments put in service, acquired or disposed of during the quarter, as well as the potential earnings on property under development, the annualization of percent rent and participating interest and adjustments for other items.

Total Investments

Total investments is a non-GAAP financial measure defined as the sum of the carrying values of real estate investments (before accumulated depreciation), land held for development, property under development, mortgage notes receivable and related accrued interest receivable, net, investment in joint ventures, intangible assets, gross (before accumulated amortization and included in other assets) and notes receivable and related accrued interest receivable, net (included in other assets). Total investments is a useful measure for management and investors as it illustrates across which asset categories the Company's funds have been invested. Our method of calculating total investments may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. A reconciliation of total assets (computed in accordance with GAAP) to total investments is included in the following table (unaudited, in thousands):

	December 31, 2025	December 31, 2024
Total assets	$ 5,699,762	$ 5,616,507
Operating lease right-of-use assets	(170,755)	(173,364)
Cash and cash equivalents	(90,577)	(22,062)
Restricted cash	(8,071)	(13,637)
Accounts receivable	(97,855)	(84,589)
Add: accumulated depreciation on real estate investments	1,714,886	1,562,645
Add: accumulated amortization on intangible assets (1)	31,584	31,876
Prepaid expenses and other current assets (1)	(37,237)	(39,464)
Total investments	$ 7,041,737	$ 6,877,912
Total Investments:		
Real estate investments, net of accumulated depreciation	$ 4,494,259	$ 4,435,358
Add back accumulated depreciation on real estate investments	1,714,886	1,562,645
Land held for development	20,168	20,168
Property under development	54,905	112,263
Mortgage notes and related accrued interest receivable	679,254	665,796
Investment in joint ventures	12,316	14,019
Intangible assets, gross (1)	63,239	64,317
Notes receivable and related accrued interest receivable, net (1)	2,710	3,346
Total investments	$ 7,041,737	$ 6,877,912

(1) Included in "Other assets" in the accompanying consolidated balance sheets. Other assets include the following:

	December 31, 2025	December 31, 2024
Intangible assets, gross	$ 63,239	$ 64,317
Less: accumulated amortization on intangible assets	(31,584)	(31,876)
Notes receivable and related accrued interest receivable, net	2,710	3,346
Prepaid expenses and other current assets	37,237	39,464
Total other assets	$ 71,602	$ 75,251

Impact of Recently Issued Accounting Standards

See Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K for additional information on the impact of recently issued accounting standards on our business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, primarily relating to potential losses due to changes in interest rates and foreign currency exchange rates. We seek to mitigate the effects of fluctuations in interest rates by matching the term of new investments with new long-term fixed rate borrowings whenever possible. As of December 31, 2025, we had a $1.0 billion unsecured revolving credit facility with no outstanding balance. We also had a $25.0 million bond that bears interest at a floating rate but has been fixed through an interest rate swap agreement as discussed below.

We are subject to risks associated with debt financing, including the risk that existing indebtedness may not be refinanced or that the terms of such refinancing may not be as favorable as the terms of current indebtedness. The majority of our borrowings are subject to contractual agreements or mortgages, which limit the amount of indebtedness we may incur. Accordingly, if we are unable to raise additional equity or borrow money due to these limitations or otherwise, our ability to make additional real estate investments may be limited.

The following table presents the principal amounts, weighted average interest rates, and other terms required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes as of December 31 (including the impact of the interest rate swap agreements described below):

Expected Maturities (dollars in thousands)

	2026	2027	2028	2029	2030	Thereafter	Total	Estimated Fair Value
December 31, 2025:								
Fixed rate debt	$629,597	$450,000	$400,000	$500,000	$550,000	$424,995	$2,954,592	$2,870,031
Average interest rate	4.70 %	4.50 %	4.95 %	3.75 %	4.75 %	3.54 %	4.38 %	4.60 %
Variable rate debt	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average interest rate (as of December 31, 2025)	— %	— %	— %	— %	— %	— %	— %	— %

	2025	2026	2027	2028	2029	Thereafter	Total	Estimated Fair Value
December 31, 2024:								
Fixed rate debt	$300,000	$629,597	$450,000	$400,000	$500,000	$424,995	$2,704,592	$2,590,303
Average interest rate	4.50 %	4.70 %	4.50 %	4.95 %	3.75 %	3.54 %	4.32 %	5.50 %
Variable rate debt	$ —	$ —	$ —	$175,000	$ —	$ —	$175,000	$175,000
Average interest rate (as of December 31, 2024)	— %	— %	— %	5.46 %	— %	— %	5.46 %	5.46 %

The fair value of our debt as of December 31, 2025 and 2024 is estimated by discounting the future cash flows of each instrument using current market rates and current market spreads.

Cash Flow Hedges of Interest Rate Risk
In order to hedge our interest rate risk, we entered into an interest rate swap agreement on our variable rate secured bonds with a notional amount of $25.0 million. The interest rate cap agreement limits the variable portion of the interest rate (SOFR) on this bond to 2.5325% until September 30, 2026.

We are exposed to foreign currency risk against our functional currency, the U.S. dollar ("USD"), on our six Canadian properties and the rents received from tenants of the properties are payable in the Canadian dollar ("CAD"). In order to hedge our CAD denominated cash flows and our net investment in our six Canadian properties, we entered into cross-currency swaps designated as cash flow hedges and foreign currency forwards designated as net investment hedges as further described below.

Cash Flow Hedges of Foreign Exchange Risk-Cross Currency Swaps
We entered into six USD-CAD cross-currency swaps that became effective October 1, 2024 with a total fixed original notional value of $170.0 million CAD and $125.0 million USD. The net effect of these swaps is to lock in an exchange rate of $1.35 CAD per USD on approximately $15.3 million annual CAD denominated cash flows through December 2026.

We entered into two USD-CAD cross-currency swaps that became effective December 1, 2024 with a total fixed original notional value of $90.0 million CAD and $66.2 million USD. The net effect of these swaps is to lock in an exchange rate of $1.35 CAD per USD on approximately $8.1 million annual CAD denominated cash flows through December 2026.

Fair Value Hedge of Foreign Exchange Risk-Cross Currency Swap

We entered into a USD-CAD cross-currency swap that became effective September 25, 2025, with a total fixed notional value of $27.9 million CAD and $20.0 million USD. The cross-currency swap includes an initial and final exchange of the principal balance of the CAD denominated mortgage note receivable with an exchange rate of $1.392 CAD per USD. In addition to the initial and final exchange, we have monthly exchanges on the notional value of $27.9 million CAD. The net effect of these swaps is to lock in an exchange rate of $1.246 CAD per USD on approximately $2.2 million annual CAD denominated cash flows through September 2030.

Net Investment Hedges - Foreign Currency Forward Contracts

We entered into two forward contracts that became effective December 19, 2024 with a fixed notional value of $200.0 million CAD and $142.8 million USD with a settlement date of December 1, 2026. The exchange rate of these forward contracts is approximately $1.40 CAD per USD.

We entered into a forward contract that became effective December 19, 2024 with a fixed notional value of $90.0 million CAD and $64.3 million USD with a settlement date of December 1, 2026. The exchange rate of this forward contract is approximately $1.40 CAD per USD.

For foreign currency derivatives designated as net investment hedges, the change in the fair value of the derivatives, including any cash settlements, is reported in AOCI as part of the cumulative translation adjustment. Amounts are reclassified out of AOCI into earnings when the hedged net investment is either sold or substantially liquidated.

See Note 9 to the consolidated financial statements in this Annual Report on Form 10-K for additional information on our derivative financial instruments and hedging activities.

Item 8. **Financial Statements and Supplementary Data**

EPR Properties

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders
EPR Properties:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of EPR Properties and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable

assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Evaluation of indicators real estate investments may not be recoverable

As discussed in Notes 2 and 3 to the consolidated financial statements, the real estate investments, net balance as of December 31, 2025 was $4,494,259 thousand. The Company reviews a real estate investment for impairment whenever events or changes in circumstances indicate that the carrying value of the real estate investment may not be recoverable.

We identified the evaluation of indicators real estate investments may not be recoverable as a critical audit matter. There is a high degree of subjective judgement in evaluating the events or changes in circumstances that may indicate the carrying value of real estate investments may not be recoverable. In particular, the judgments regarding the expected period the Company will hold the real estate investments on the determination of the recoverability of the real estate investments required a higher degree of auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the critical audit matter. This control related to the Company's process to identify and evaluate events or changes in circumstances that may indicate the carrying amount of real estate investments may not be recoverable, which includes determining the period the Company will hold the real estate investments. We inquired of Company officials and inspected documents such as meeting minutes of the Board of Trustees to evaluate the likelihood that a real estate investment would be sold prior to the estimated holding period.



KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois

February 26, 2026

EPR PROPERTIES
Consolidated Balance Sheets
(Dollars in thousands except share data)

	December 31,	
	2025	**2024**
Assets		
Real estate investments, net of accumulated depreciation of $1,714,886 and $1,562,645 at December 31, 2025 and 2024, respectively	$ 4,494,259	$ 4,435,358
Land held for development	20,168	20,168
Property under development	54,905	112,263
Operating lease right-of-use assets	170,755	173,364
Mortgage notes and related accrued interest receivable, net of allowance for credit losses of $15,929 and $17,111 at December 31, 2025 and 2024, respectively	679,254	665,796
Investment in joint ventures	12,316	14,019
Cash and cash equivalents	90,577	22,062
Restricted cash	8,071	13,637
Accounts receivable	97,855	84,589
Other assets	71,602	75,251
Total assets	$ 5,699,762	$ 5,616,507
Liabilities and Equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 99,392	$ 107,976
Operating lease liabilities	204,747	212,400
Common dividends payable	22,463	25,831
Preferred dividends payable	6,032	6,032
Unearned rents and interest	108,546	80,565
Debt	2,929,411	2,860,458
Total liabilities	3,370,591	3,293,262
Equity:		
Common Shares, $0.01 par value; 125,000,000 shares authorized at December 31, 2025 and 2024; and 84,239,580 and 83,619,740 shares issued at December 31, 2025 and 2024, respectively	842	836
Preferred Shares, $0.01 par value; 25,000,000 shares authorized:		
5,392,616 and 5,392,716 Series C convertible shares issued at December 31, 2025 and 2024, respectively; liquidation preference of $134,815,400	54	54
3,445,980 Series E convertible shares issued at December 31, 2025 and 2024; liquidation preference of $86,149,500	34	34
6,000,000 Series G shares issued at December 31, 2025 and 2024; liquidation preference of $150,000,000	60	60
Additional paid-in-capital	3,978,093	3,950,528
Treasury shares at cost: 8,094,942 and 7,883,581 common shares at December 31, 2025 and 2024, respectively	(295,290)	(285,413)
Accumulated other comprehensive income (loss)	1,037	(3,756)
Distributions in excess of net income	(1,355,659)	(1,339,098)
Total equity	$ 2,329,171	$ 2,323,245
Total liabilities and equity	$ 5,699,762	$ 5,616,507

See accompanying notes to consolidated financial statements.

EPR PROPERTIES
Consolidated Statements of Income and Comprehensive Income
(Dollars in thousands except per share data)

	Year Ended December 31,		
	2025	2024	2023
Rental revenue	$ 608,605	$ 585,167	$ 616,139
Other income	45,592	57,071	45,947
Mortgage and other financing income	64,160	55,830	43,582
Total revenue	718,357	698,068	705,668
Property operating expense	59,172	59,146	57,478
Other expense	45,756	56,877	44,774
General and administrative expense	55,830	50,096	56,442
Retirement and severance expense	2,995	1,836	547
Transaction costs	2,199	798	1,554
Provision (benefit) for credit losses, net	8,477	12,247	878
Impairment charges	—	51,764	67,366
Depreciation and amortization	169,160	165,733	168,033
Total operating expenses	343,589	398,497	397,072
Gain (loss) on sale of real estate and early ground lease termination	39,533	16,101	(2,197)
Income from operations	414,301	315,672	306,399
Costs associated with loan refinancing or payoff	—	337	—
Interest expense, net	133,079	130,810	124,858
Equity in loss from joint ventures	3,790	8,809	6,768
Impairment charges on joint ventures	—	28,217	—
Income before income taxes	277,432	147,499	174,773
Income tax expense	2,496	1,433	1,727
Net income	274,936	146,066	173,046
Preferred dividend requirements	24,144	24,144	24,145
Net income available to common shareholders of EPR Properties	$ 250,792	$ 121,922	$ 148,901
Net income available to common shareholders of EPR Properties per share:			
Basic	$ 3.30	$ 1.61	$ 1.98
Diluted	$ 3.28	$ 1.60	$ 1.97
Shares used for computation (in thousands):			
Basic	76,040	75,636	75,260
Diluted	76,495	75,999	75,715
Other comprehensive income:			
Net income	$ 274,936	$ 146,066	$ 173,046
Foreign currency translation adjustment	12,878	(23,036)	6,851
Unrealized (loss) gain on derivatives, net	(8,085)	15,984	(5,452)
Comprehensive income attributable to EPR Properties	$ 279,729	$ 139,014	$ 174,445

See accompanying notes to consolidated financial statements.

EPR PROPERTIES
Consolidated Statements of Changes in Equity
Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	EPR Properties Shareholders' Equity								
	Common Shares		Preferred Shares		Additional	Treasury	Accumulated other comprehensive	Distributions in excess of	
	Shares	Par	Shares	Par	paid-in capital	shares	income (loss)	net income	Total
Balance at December 31, 2022	82,545,501	$ 825	14,840,297	$ 148	$ 3,899,732	$ (269,751)	$ 1,897	$ (1,097,132)	$ 2,535,719
Restricted share units issued to Trustees	43,497	—	—	—	—	—	—	—	—
Issuance of nonvested shares and performance share units, net of cancellations	352,090	4	—	—	5,960	(591)	—	—	5,373
Purchase of common shares for vesting	—	—	—	—	—	(3,696)	—	—	(3,696)
Share-based compensation expense	—	—	—	—	17,512	—	—	—	17,512
Share-based compensation included in retirement and severance expense	—	—	—	—	304	—	—	—	304
Foreign currency translation adjustment	—	—	—	—	—	—	6,851	—	6,851
Change in unrealized loss on derivatives, net	—	—	—	—	—	—	(5,452)	—	(5,452)
Net income	—	—	—	—	—	—	—	173,046	173,046
Issuances of common shares	22,469	—	—	—	959	—	—	—	959
Conversion of Series E Convertible Preferred shares to common shares	674	—	(1,401)	—	—	—	—	—	—
Dividend equivalents accrued on performance share units	—	—	—	—	—	—	—	(3,787)	(3,787)
Dividends to captive REIT preferred shareholders	—	—	—	—	—	—	—	(16)	(16)
Dividends to common shareholders ($3.30 per share)	—	—	—	—	—	—	—	(248,530)	(248,530)
Dividends to Series C preferred shareholders ($1.4375 per share)	—	—	—	—	—	—	—	(7,752)	(7,752)
Dividends to Series E preferred shareholders ($2.25 per share)	—	—	—	—	—	—	—	(7,752)	(7,752)
Dividends to Series G preferred shareholders ($1.4375 per share)	—	—	—	—	—	—	—	(8,624)	(8,624)
Balance at December 31, 2023	82,964,231	$ 829	14,838,896	$ 148	$ 3,924,467	$ (274,038)	$ 3,296	$ (1,200,547)	$ 2,454,155
Restricted share units issued to Trustees	45,410	1	—	—	—	—	—	—	1
Issuance of nonvested shares and performance share units, net of cancellations	583,135	6	—	—	9,212	—	—	—	9,218
Purchase of common shares for vesting	—	—	—	—	—	(11,375)	—	—	(11,375)
Share-based compensation expense	—	—	—	—	14,066	—	—	—	14,066
Share-based compensation included in retirement and severance expense	—	—	—	—	1,598	—	—	—	1,598
Foreign currency translation adjustment	—	—	—	—	—	—	(23,036)	—	(23,036)
Change in unrealized gain on derivatives, net	—	—	—	—	—	—	15,984	—	15,984
Net income	—	—	—	—	—	—	—	146,066	146,066
Issuances of common shares	26,878	—	—	—	1,185	—	—	—	1,185
Conversion of Series C Convertible Preferred shares to common shares	86	—	(200)	—	—	—	—	—	—
Dividend equivalents accrued on performance share units	—	—	—	—	—	—	—	(3,492)	(3,492)
Dividends to captive REIT preferred shareholders	—	—	—	—	—	—	—	(16)	(16)
Dividends to common shareholders ($3.40 per share)	—	—	—	—	—	—	—	(256,981)	(256,981)
Dividends to Series C preferred shareholders ($1.4375 per share)	—	—	—	—	—	—	—	(7,752)	(7,752)
Dividends to Series E preferred shareholders ($2.25 per share)	—	—	—	—	—	—	—	(7,752)	(7,752)
Dividends to Series G preferred shareholders ($1.4375 per share)	—	—	—	—	—	—	—	(8,624)	(8,624)
Balance at December 31, 2024	83,619,740	$ 836	14,838,696	$ 148	$ 3,950,528	$ (285,413)	$ (3,756)	$ (1,339,098)	$ 2,323,245

Continued on next page.

EPR PROPERTIES
Consolidated Statements of Changes in Equity
Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands) (continued)

EPR Properties Shareholders' Equity

	Common Shares		Preferred Shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Distributions in excess of net income	Total
	Shares	Par	Shares	Par					
Continued from previous page.									
Balance at December 31, 2024	83,619,740	$ 836	14,838,696	$ 148	$ 3,950,528	$ (285,413)	$ (3,756)	$ (1,339,098)	$ 2,323,245
Restricted share units issued to Trustees	43,635	—	—	—	—	—	—	—	—
Issuance of nonvested shares and performance share units, net of cancellations	549,928	6	—	—	8,694	—	—	—	8,700
Purchase of common shares for vesting	—	—	—	—	—	(9,855)	—	—	(9,855)
Share-based compensation expense	—	—	—	—	15,329	—	—	—	15,329
Share-based compensation included in retirement and severance expense	—	—	—	—	2,175	—	—	—	2,175
Foreign currency translation adjustment	—	—	—	—	—	—	12,878	—	12,878
Change in unrealized loss on derivatives, net	—	—	—	—	—	—	(8,085)	—	(8,085)
Net income	—	—	—	—	—	—	—	274,936	274,936
Issuances of common shares	25,758	—	—	—	1,346	—	—	—	1,346
Conversion of Series C Convertible Preferred shares to common shares	43	—	(100)	—	—	—	—	—	—
Share option exercises, net	476	—	—	—	21	(22)	—	—	(1)
Dividend equivalents accrued on performance share units	—	—	—	—	—	—	—	497	497
Dividends to captive REIT preferred shareholders	—	—	—	—	—	—	—	(16)	(16)
Dividends to common shareholders ($3.52 per share)	—	—	—	—	—	—	—	(267,850)	(267,850)
Dividends to Series C preferred shareholders ($1.4375 per share)	—	—	—	—	—	—	—	(7,752)	(7,752)
Dividends to Series E preferred shareholders ($2.25 per share)	—	—	—	—	—	—	—	(7,752)	(7,752)
Dividends to Series G preferred shareholders ($1.4375 per share)	—	—	—	—	—	—	—	(8,624)	(8,624)
Balance at December 31, 2025	84,239,580	$ 842	14,838,596	$ 148	$ 3,978,093	$ (295,290)	$ 1,037	$ (1,355,659)	$ 2,329,171

See accompanying notes to consolidated financial statements.

EPR PROPERTIES
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities:			
Net income	$ 274,936	$ 146,066	$ 173,046
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment charges	—	51,764	67,366
Impairment charges on joint ventures	—	28,217	—
(Gain) loss on sale of real estate and early ground lease termination	(39,533)	(16,101)	2,197
Deferred income tax benefit	(846)	(1,539)	(344)
Provision (benefit) for credit losses, net	8,477	12,247	878
Costs associated with loan refinancing or payoff	—	337	—
Equity in loss from joint ventures	3,790	8,809	6,768
Distributions from joint ventures	11	—	1,300
Depreciation and amortization	169,160	165,733	168,033
Amortization of deferred financing costs	8,808	8,844	8,637
Amortization of above/below market leases and tenant allowances, net	(324)	(333)	(535)
Share-based compensation expense to management and Trustees	15,329	14,066	17,512
Share-based compensation expense included in retirement and severance expense	2,175	1,598	304
Change in assets and liabilities:			
Operating lease assets and liabilities	(1,580)	(1,299)	(6)
Mortgage notes accrued interest receivable	(796)	(2,171)	(1,231)
Accounts receivable	(14,579)	(22,031)	(10,091)
Other assets	(2,321)	(7,935)	(2,738)
Accounts payable and accrued liabilities	(5,613)	11,950	8,488
Unearned rents and interest	3,859	(5,085)	7,510
Net cash provided by operating activities	420,953	393,137	447,094
Investing activities:			
Acquisition of and investments in real estate and other assets	(151,749)	(45,706)	(60,703)
Proceeds from sale of real estate	141,276	74,421	57,160
Investment in unconsolidated joint ventures	(2,097)	(1,290)	(4,859)
Settlement of derivative	—	10,403	10,022
Investment in mortgage notes receivable	(49,815)	(113,939)	(110,428)
Proceeds from mortgage notes receivable paydowns	28,305	618	552
Investment in notes receivable	—	—	(3,025)
Proceeds from note receivable paydowns	1,444	1,406	1,386
Additions to properties under development	(89,045)	(102,265)	(91,153)
Net cash used by investing activities	(121,681)	(176,352)	(201,048)
Financing activities:			
Proceeds from long-term debt facilities	1,072,000	244,000	—
Principal payments on debt	(997,000)	(205,638)	—
Deferred financing fees paid	(12,099)	—	(369)
Costs associated with loan refinancing or payoff (cash portion)	—	(9,534)	—
Net proceeds from issuance of common shares	949	816	615
Impact of share option exercises, net	(1)	—	—
Purchase of common shares for treasury for vesting	(9,855)	(11,375)	(3,696)
Dividends paid to shareholders	(290,720)	(279,888)	(272,245)
Net cash used by financing activities	(236,726)	(261,619)	(275,695)
Effect of exchange rate changes on cash	403	(448)	119
Net change in cash and cash equivalents and restricted cash	62,949	(45,282)	(29,530)
Cash and cash equivalents and restricted cash at beginning of the year	35,699	80,981	110,511
Cash and cash equivalents and restricted cash at end of the year	$ 98,648	$ 35,699	$ 80,981

Supplemental information continued on next page.

EPR PROPERTIES
Consolidated Statements of Cash Flows
(Dollars in thousands)

Continued from previous page.

	Year Ended December 31,		
	2025	2024	2023
Reconciliation of cash and cash equivalents and restricted cash:			
Cash and cash equivalents at beginning of the year	$ 22,062	$ 78,079	$ 107,934
Restricted cash at beginning of the year	13,637	2,902	2,577
Cash and cash equivalents and restricted cash at beginning of the year	$ 35,699	$ 80,981	$ 110,511
Cash and cash equivalents at end of the year	$ 90,577	$ 22,062	$ 78,079
Restricted cash at end of the year	8,071	13,637	2,902
Cash and cash equivalents and restricted cash at end of the year	$ 98,648	$ 35,699	$ 80,981
Supplemental schedule of non-cash activity:			
Transfer of property under development to real estate investments	$ 136,205	$ 115,683	$ 44,291
Transfer of mortgage note receivable to property under development	—	6,008	—
Transfer of real estate investments to mortgage note	—	—	1,321
Issuance of nonvested shares and restricted share units at fair value, including nonvested shares issued for payment of bonuses	29,619	21,325	25,277
Remeasurement of right-of-use asset from early ground lease termination	7,439	—	—
Remeasurement of lease liability from early ground lease termination	10,901	—	—
Operating lease right-of-use assets	20,815	—	—
Operating lease liabilities	20,815	—	—
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 130,914	$ 129,457	$ 125,654
Cash paid during the period for income taxes	2,877	2,646	1,495
Interest cost capitalized	3,864	3,468	3,566
Change in accrued capital expenditures	(5,944)	(824)	6,466

See accompanying notes to consolidated financial statements.

1. Organization

Description of Business

EPR Properties (the Company) was formed on August 22, 1997 as a Maryland real estate investment trust (REIT), and an initial public offering of the Company's common shares of beneficial interest (common shares) was completed on November 18, 1997. Since that time, the Company has been a leading diversified experiential net lease REIT specializing in select enduring experiential properties. The Company's underwriting is centered on key industry and property cash flow criteria, as well as the credit metrics of the Company's tenants and customers. The Company's properties are located in the United States (U.S.) and Canada.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of EPR Properties and its subsidiaries, all of which are wholly owned.

Variable Interest Entities

The Company consolidates certain entities when it is deemed to be the primary beneficiary in a variable interest entity (VIE) in which it has a controlling financial interest in accordance with the consolidation guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The equity method of accounting is applied to joint ventures and other similar entities in which the Company is not the primary beneficiary as defined in the FASB ASC Topic on Consolidation (Topic 810), but can exercise influence over the entity with respect to its operations and major decisions.

The Company's variable interest in VIEs currently are in the form of equity investments and loans provided by the Company to a VIE. The Company examines specific criteria and uses its judgment when determining if the Company is the primary beneficiary of a VIE. The primary beneficiary generally is defined as the party with the controlling financial interest. Consideration of various factors include, but are not limited to, the Company's ability to direct the activities that most significantly impact the entity's economic performance and its obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE. As of December 31, 2025 and 2024, the Company does not have any investments in consolidated VIEs.

Use of Estimates

Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP). Actual results could differ from those estimates.

Real Estate Investments

Real estate investments are carried at initial recorded value less accumulated depreciation. Costs incurred for asset acquisitions and development of properties are capitalized. In addition, the Company capitalizes certain costs that relate to property under development including interest. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 30 years to 40 years for buildings, three years to 25 years for furniture, fixtures and equipment and 10 years to 20 years for site improvements. Tenant improvements, including allowances, are depreciated over the shorter of the lease term or the estimated useful life and leasehold interests are depreciated over the useful life of the underlying lease.

Management reviews the Company's real estate investments, including operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable, which is based on an estimate of undiscounted future cash flows expected to result from the property and its eventual disposition. If impairment exists due to the inability to recover the carrying value of the property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value.

The Company evaluates the held-for-sale classification of its real estate as of the end of each quarter. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell. Assets are generally classified as held for sale once a sales contract is executed with no contingencies and the prospective buyer has significant funds at risk to ensure performance.

Real Estate Acquisitions
Upon acquisition of real estate properties, the Company evaluates the acquisition to determine if it is a business combination or an asset acquisition. If the acquisition is determined to be an asset acquisition, the Company capitalizes the purchase price and other related costs, including transaction costs, and allocates this to the acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis.

If the acquisition is determined to be a business combination, the Company records the fair value of acquired tangible assets and identified intangible assets and liabilities as well as any noncontrolling interest, if applicable. Acquisition-related costs in connection with business combinations, as well as costs associated with terminated transactions and certain pre-opening and tenant transition costs, are expensed as incurred and included in "Transaction costs" in the accompanying consolidated statements of income and comprehensive income.

For real estate acquisitions (asset acquisitions or business combinations), the fair value (or relative fair value in an asset acquisition) of the tangible assets is determined by valuing the property using recent independent appraisals. Land is valued using the sales comparison approach, which uses available market data from recent comparable land sales as an input to estimate the fair value. Site improvements and tenant improvements are valued using the cost approach, which uses replacement cost data obtained from industry recognized guides less depreciation as an input to estimate the fair value. The building is valued either using the cost approach described above or a combination of the cost and the income approach. The income approach uses market leasing assumptions to estimate the fair value of the property as if vacant. The cost and income approaches are reconciled to arrive at an estimated building fair value.

Intangibles
The fair value of acquired in-place leases also includes management's estimate, on a lease-by-lease basis, of the present value of the following amounts: (i) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute the leases, including leasing commissions, legal and other related costs); (ii) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed re-leasing period, (i.e. real estate taxes, insurance and other operating expenses); (iii) the value associated with lost rental revenue from existing leases during the assumed re-leasing period; and (iv) the value associated with avoided tenant improvement costs or other inducements to secure a tenant lease. These values are amortized over the lease term of the respective leases.

In determining the fair value of acquired above and below-market leases, the Company considers many factors. On a lease-by-lease basis, management considers the present value of the difference between the contractual amounts to be paid pursuant to the leases and management's estimate of fair market lease rates. For above-market leases and below-market leases, management considers such differences over the lease terms. The capitalized above-market lease values are amortized as a reduction of rental income over the lease terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the lease terms of the respective leases. The lease term includes the minimum base term plus any extension options that are reasonably certain to be exercised. Management considers several factors in determining the discount rate used in the present value calculations, including the credit risks associated with the respective tenants.

If debt is assumed in the acquisition, the determination of whether it is above or below-market is based upon a comparison of similar financing terms for similar real estate investments at the time of the acquisition.

In determining the fair value of tradenames, the Company historically uses the relief from royalty method, which estimates the fair value of hypothetical royalty income that could be generated if the intangible asset was licensed from an independent third-party.

In determining the fair value of a contract intangible, the Company considers the present value of the difference between the estimated "with" and "without" scenarios. The "with" scenario presents the contract in place and the "without" scenario incorporates the potential profits that may be lost over the period without the contract in place. The capitalized contract value is amortized over the estimated useful life of the underlying asset.

The excess of the cost of an acquired business (in a business combination) over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill has an indefinite life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Management of the Company reviews the carrying value of intangible assets for impairment on an annual basis.

Intangible assets and liabilities (included in "Other assets" and "Accounts payable and accrued liabilities" in the accompanying consolidated balance sheets) consist of the following at December 31 (in thousands):

	2025	2024
Assets:		
In-place leases, net of accumulated amortization of $26.4 million and $27.3 million, respectively	$ 12,868	$ 14,677
Above-market lease, net of accumulated amortization of $1.4 million and $1.4 million, respectively	118	165
Tradenames, net of accumulated amortization of $983 thousand and $850 thousand, respectively (1)	8,181	8,314
Contract value, net of accumulated amortization of $2.7 million and $2.4 million, respectively	9,795	8,592
Goodwill	693	693
Total intangible assets, net	$ 31,655	$ 32,441
Liabilities:		
Below-market lease, net of accumulated amortization of $3.8 million and $3.5 million, respectively	$ 6,731	$ 7,139

(1) At December 31, 2025 and 2024, $5.4 million in tradenames had indefinite lives and were not amortized.

Aggregate intangible amortization included in expense was $2.2 million for both the years ended December 31, 2025 and 2024 and $7.1 million for the year ended December 31, 2023. The net amount amortized as an increase to rental revenue for capitalized above and below-market lease intangibles was $0.4 million for both the years ended December 31, 2025 and 2024 and $0.5 million for the year ended December 31, 2023.

Future amortization of intangible assets and liabilities without indefinite lives at December 31, 2025 is as follows (in thousands):

	In place leases	Tradenames (1)	Contract Value	Above-market lease	Below-market lease
Year:					
2026	$ 1,588	$ 133	$ 406	$ 46	$ (324)
2027	1,583	133	406	46	(259)
2028	1,489	133	406	26	(254)
2029	1,215	133	406	—	(252)
2030	1,081	123	406	—	(251)
Thereafter	5,912	2,171	7,765	—	(5,391)
Total	$ 12,868	$ 2,826	$ 9,795	$ 118	$ (6,731)
Weighted average amortization period (years)	12.2	22.5	25.2	2.6	28.0

(1) Excludes $5.4 million in tradenames with indefinite lives.

Deferred Financing Costs

Deferred financing costs are amortized over the terms of the related debt obligations or mortgage note receivable as applicable. Deferred financing costs of $25.2 million and $19.1 million as of December 31, 2025 and 2024, respectively, are shown as a reduction of "Debt" in the accompanying consolidated balance sheets. The deferred financing costs related to the unsecured revolving credit facility of $7.7 million and $10.5 million as of December 31, 2025 and 2024, respectively, are included in "Other assets" in the accompanying consolidated balance sheets.

Reportable Segments

The Company has two reportable operating segments: Experiential and Education. The Experiential segment includes the following property types: theatres, eat & play (including seven theatres located in entertainment districts), attractions, ski, experiential lodging, gaming, cultural and fitness & wellness. The Education segment includes the following property types: early childhood education centers and private schools. The Company's business is focused on Experiential real estate. The economic characteristics of the property types in the Experiential and Education segments are similar across type, geographic location and industries in which our tenants and borrowers operate. The Company's segment structure reflects the financial information and reports used by the Company's management team, specifically its chief operating decision maker (CODM), to make decisions regarding the Company's business, including resource allocation and performance assessments. The Company's CODM is its Chairman, President and Chief Executive Officer.

While the Company does not plan to seek additional opportunities in the Education segment, information provided to the CODM is separated and decisions are made based on these two operating segments. The CODM uses segment assets as reported on the balance sheet as Total Assets and Net Operating Income (NOI) before unallocated items to assess and allocate resources. NOI is calculated as total revenue (consisting of rental revenue, other income and mortgage and other financing income) less property operating expense and other expense. Revenue from both segments is derived substantially from investments structured as long-term triple-net leases or mortgages. Corporate items are not allocated to segments. See Note 17 for financial information related to these reportable segments.

Rental Revenue

The Company leases real estate to its tenants under leases classified as operating leases. The Company's leases generally provide for rent escalations throughout the lease terms. Rents that are fixed are recognized on a straight-line basis over the lease term. Base rent escalations that include a variable component are recognized upon the occurrence of the specified event as defined in the Company's lease agreements. Many of the Company's leasing arrangements include options to extend the lease, which are not included in the minimum lease terms unless the option is reasonably certain to be exercised. Straight-line rental revenue is subject to an evaluation for collectability, and the Company records a direct write-off against rental revenue if collectability of these future rents is not probable. The Company recognized straight-line write-offs of $0.1 million for both the years ended December 31, 2025 and 2024 and $0.7 million for the year ended December 31, 2023. Straight-line rental revenue, net of write-offs, was $16.1 million, $17.3 million and $10.6 million, for the years ended December 31, 2025, 2024 and 2023, respectively.

Most of the Company's lease contracts are triple-net leases, which require the tenants to make payments directly to third parties for lessor costs (such as property taxes and insurance) associated with the properties. In accordance with FASB ASC Topic 842, the Company does not include these lessee payments made to third parties in rental revenue or property operating expenses. In certain situations, the Company pays these lessor costs directly to third parties and the tenants reimburse the Company. In accordance with Topic 842, these payments are presented on a gross basis in rental revenue and property operating expense. The Company recognized $2.1 million, $2.0 million and $1.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, in tenant reimbursements related to the gross-up of these reimbursed expenses, which are included in rental revenue.

Certain of the Company's leases, particularly at its entertainment districts, require the tenants to make payments to the Company for property related expenses such as common area maintenance. In accordance with Topic 842, the Company has elected to combine these non-lease components with the lease components in rental revenue. For the years ended December 31, 2025, 2024 and 2023, the amounts due for non-lease components included in rental revenue totaled $19.3 million, $18.8 million and $19.6 million, respectively.

In addition, most of the Company's tenants are subject to additional rents (above base rents) if gross revenues of the properties exceed certain thresholds defined in the lease agreements (percentage rents). Percentage rents are recognized at the time when specific triggering events occur as provided by the lease agreement. Rental revenue included percentage rents of $22.1 million, $14.5 million and $12.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Rental revenue included lease termination fees of approximately $3.4 million for the year ended December 31, 2023, relating to the early terminations of two leases by two tenants. No lease termination fees were received for the years ended December 31, 2025 and 2024.

The Company regularly evaluates the collectability of its receivables on a lease-by-lease basis. The evaluation primarily consists of reviewing past due account balances and considering such factors as the credit quality, projected performance and historical trends of the tenant, as well as the current economic conditions and changes in customer payment terms. When the collectability of lease receivables or future lease payments are no longer probable, the Company records a direct write-off of the outstanding receivable to rental revenue and recognizes future rental revenue on a cash basis.

Property Sales
The Company recognizes a sale of real estate properties when a contract exists and the purchaser has obtained control of the property. Gains on sales of properties are recognized in full in a partial sale of nonfinancial assets, to the extent control is not retained. Any noncontrolling interest retained by the Company would, accordingly, be measured at fair value.

The Company evaluates each sale or disposal transaction to determine if it meets the criteria to qualify as discontinued operations. A discontinued operation is a component of an entity or group of components that have been disposed of or are classified as held for sale and represent a strategic shift that has or will have a major effect on the Company's operations and financial results. If the sale or disposal transaction does not meet the criteria, the operations and related gain or loss on sale is included in income from continuing operations.

Mortgage Notes and Other Notes Receivable
Mortgage notes and other notes receivable, including related accrued interest receivable, consist of loans originated by the Company and the related accrued and unpaid interest income as of the balance sheet date. Mortgage notes and other notes receivable are initially recorded at the amount advanced to the borrower less allowance for credit loss. Interest income is recognized using the effective interest method over the estimated life of the note. Interest income includes both the stated interest and the amortization or accretion of premiums or discounts (if any).

The Company made an accounting policy election to not measure an allowance for credit losses for accrued interest receivables related to its mortgage notes and notes receivable. Accordingly, if accrued interest receivable is deemed to be uncollectible, the Company will record any necessary write-offs as a reversal of interest income. During the year ended December 31, 2025, the Company wrote off approximately $0.1 million of accrued interest and fees receivable against interest income related to one mortgage note receivable. No such amounts were written-off for the years ended December 31, 2024 and 2023. As of December 31, 2025, the Company believes that all outstanding accrued interest is collectible.

In the event the Company has a past due mortgage note or note receivable that the Company determines is collateral-dependent, the Company measures expected credit losses based on the fair value of the collateral with the credit allowance being the difference between the outstanding principal balance of the notes and the estimated fair value. As of December 31, 2025, the Company does not have any mortgage notes or notes receivable with past due principal balances. See Note 7 for further discussion of mortgage notes and notes receivable for which the Company elected to apply the collateral dependent practical expedient.

Mortgage and Other Financing Income

Certain of the Company's borrowers are subject to additional interest based on certain thresholds defined in the mortgage agreements (participating interest). Participating interest income is recognized at the time when specific triggering events occur as provided by the mortgage agreement. Participating interest income for the years ended December 31, 2025, 2024 and 2023 was $2.5 million, $197 thousand and $57 thousand, respectively.

Income Taxes

The Company has elected to be taxed as a REIT pursuant to Section 856(c) of the Internal Revenue Code. A REIT that distributes at least 90% of its taxable income to its shareholders each year and meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. The Company intends to continue to qualify as a REIT and distribute substantially all of its taxable income to its shareholders. The Company adopted FASB Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures for the year ended December 31, 2025 on a prospective basis. The ASU enhances annual income tax disclosures by requiring entities to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, the ASU requires annual disclosure of income taxes paid disaggregated by jurisdiction. The impact of the ASU is on disclosure only and the related disclosures are included below.

The Company is subject to income tax in certain instances in both the U.S. and in certain foreign jurisdictions, as more fully described herein. The Company's income tax expense includes deferred income tax expense or benefit, which represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. The Company evaluates the realizability of its deferred income tax assets and assesses the need for a valuation allowance for each jurisdiction for which it is subject to income tax. The realization of the deferred tax assets depends upon all positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of existing deferred tax assets.

The Company owns certain real estate assets that are subject to income tax in Canada. At December 31, 2025, the net deferred tax assets related to the Company's Canadian operations totaled $13.0 million (consisting of $26.6 million of deferred tax assets and $13.6 million of deferred tax liabilities) resulting from the temporary differences between income for financial reporting purposes and taxable income relating primarily to depreciation, capital improvements and straight-line rents. At December 31, 2025, it is more likely than not the Company will not generate sufficient taxable income to realize any of the $26.6 million of deferred tax assets resulting in a net deferred tax liability of $13.6 million.

The Company has certain taxable REIT subsidiaries (TRSs), as permitted under the Internal Revenue Code, through which it conducts certain business activities and are subject to federal and state income taxes on their net taxable income. At December 31, 2025, the deferred tax assets related to the Company's TRSs totaled $12.1 million, resulting from the temporary differences between income for financial reporting purposes and taxable income relate primarily to net operating loss carryovers and pre-opening cost amortization. At December 31, 2025, it is more likely than not that the Company will not generate sufficient taxable income to realize any of these deferred tax assets.

The Company's consolidated deferred tax position is summarized as follows at December 31 (in thousands):

	2025	2024
Fixed assets	$ 22,604	$ 22,268
Interest expense limitation	3,688	—
Net operating losses	15,013	14,208
Start-up costs	1,951	2,144
Other	3,421	2,385
Total deferred tax assets (1)	$ 46,677	$ 41,005
Fixed assets	$ (14,812)	$ (14,546)
Capital improvements	(2,715)	(2,562)
Straight-line receivable	(1,190)	(904)
Other	(2,912)	(2,129)
Total deferred tax liabilities (2)	$ (21,629)	$ (20,141)
Valuation allowance (1)	(38,671)	(34,936)
Net deferred tax liability	$ (13,623)	$ (14,072)

(1) Included in "Other assets" in the accompanying consolidated balance sheets.
(2) Included in "Accounts payable and accrued liabilities" in the accompanying consolidated balance sheets.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized current income and withholding tax expense of $3.6 million, $3.0 million and $2.1 million, respectively, primarily related to certain state income taxes and foreign income and withholding tax. The table below details the current and deferred income tax expense (benefit) for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Current TRS income tax benefit	$ —	$ (137)	$ —
Current state income tax expense	582	360	240
Current foreign income tax expense	1,792	1,460	513
Current foreign withholding tax expense	1,245	1,290	1,318
Deferred income tax benefit	(1,123)	(1,540)	(344)
Income tax expense	$ 2,496	$ 1,433	$ 1,727

The Company qualified as a REIT and distributed the necessary amount of taxable income such that no current U.S. federal income taxes were due for the years ended December 31, 2025, 2024 and 2023. Accordingly, no provision for current U.S. federal income taxes was recorded for any of those years. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain provisions, it will be subject to federal and certain state income taxes at regular corporate rates (including any applicable alternative minimum tax for years prior to January 1, 2022) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company is subject to certain foreign, state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income. Tax years 2022 through 2024 remain generally open to examination for U.S. federal income tax and state tax purposes and from 2021 through 2024 for Canadian income tax purposes.

The Company's effective tax rate for the years ended December 31, 2025, 2024 and 2023 was 1.0%, 1.2% and 1.2%, respectively. The differences between the income tax expense calculated at the statutory U.S. federal income tax rates and the actual income tax expense recorded is mostly attributable to the dividends paid deduction available for

REITs. The table below details the components of income tax expense for the year ended December 31, 2025 (dollars in thousands):

	Amount	% Pretax Income
Federal statutory rate (21%)	$ 53,190	21.0 %
Domestic Federal:		
REIT GAAP income not taxable (1)	(54,058)	(21.3)%
Other (2)	868	0.3 %
State and local income taxes	582	0.2 %
Foreign tax effects	1,914	0.8 %
Total income tax expense	$ 2,496	1.0 %

(1) The significant negative adjustment represents GAAP income attributable to the Company's status as a REIT. The Company is generally not subject to U.S. federal income tax on REIT income that is distributed to its shareholders as dividends. As the Company has satisfied all applicable REIT requirements, its REIT income is not subject to corporate level tax.
(2) Primarily changes in the valuation allowance at the Company's taxable REIT subsidiaries (TRSs).

The table below details income taxes paid in cash, net of refunds for the year ended December 31, 2025 (in thousands):

	Amount
U.S. federal	$ 65
State:	
Texas	420
Other jurisdictions	75
Foreign:	
Canada	2,317
Total	$ 2,877

The Company's policy is to recognize interest and penalties as general and administrative expense. The Company did not recognize any interest and penalties in 2025, 2024 or 2023. The Company did not have any accrued interest and penalties at December 31, 2025, 2024 and 2023. Additionally, the Company did not have any unrecorded tax benefits as of December 31, 2025, 2024 and 2023.

Concentrations of Risk

Topgolf USA (Topgolf), American-Multi Cinema, Inc. (AMC) and Regal Cinemas (Regal) represented a significant portion of the Company's total revenue for the years ended December 31, 2025, 2024 and 2023. The Company had higher revenue from Regal during the year ended December 31, 2023 due to the payment of higher base rent (pre-bankruptcy) and the repayment of deferred rent due, both of which were recognized as rental revenue when received. The following is a summary of the Company's total revenue derived from rental or interest payments from Topgolf, AMC and Regal (dollars in thousands):

	Year ended December 31,					
	2025		2024		2023	
	Total Revenue	% of Company's Total Revenue	Total Revenue	% of Company's Total Revenue	Total Revenue	% of Company's Total Revenue
Topgolf	$ 102,343	14.2 %	$ 100,810	14.4 %	$ 98,022	13.9 %
AMC	97,366	13.6 %	94,358	13.5 %	94,687	13.4 %
Regal	82,787	11.5 %	76,395	10.9 %	103,716	14.7 %

Cash Equivalents

Cash equivalents include bank demand deposits and other short-term investments.

Restricted Cash

Restricted cash represents cash held for escrow deposits required in connection with property management and debt agreements or held for potential acquisitions and redevelopments.

Share-Based Compensation

Share-based compensation to associates of the Company is granted pursuant to the Company's Annual Incentive Program and Long-Term Incentive Plan and share-based compensation to non-associate Trustees of the Company is granted pursuant to the Company's Trustee compensation program.

Share-based compensation expense consists of amortization of nonvested share grants and performance share units issued to associates along with restricted share units issued to non-associate Trustees. Share-based compensation is included in "General and administrative expense" in the accompanying consolidated statements of income and comprehensive income.

Nonvested Shares Issued to Associates

The Company grants nonvested shares to associates pursuant to both the Annual Incentive Program and the Long-Term Incentive Plan. The Company amortizes the expense related to the nonvested shares awarded to associates under the Long-Term Incentive Plan and the premium awarded under the nonvested share alternative of the Annual Incentive Program on a straight-line basis over the future vesting period of three years to four years.

Nonvested Performance Share Units Issued to Associates

The Company awards performance share units to the Company's executive officers pursuant to the Long-Term Incentive Plan. The performance share units contain both a market condition and a performance condition. The Company amortizes the expense related to the performance share units over the future vesting period of three years.

Restricted Share Units Issued to Non-Associate Trustees

The Company issues restricted share units to non-associate Trustees for payment of their annual retainers under the Company's Trustee compensation program. The settlement date for the shares is selected by the non-associate Trustee, and ranges from one year from the grant date to upon termination of service. This expense is amortized by the Company on a straight-line basis over the one-year vesting period.

Foreign Currency Translation

The functional currency of the Company's entities that own properties located in Canada is the Canadian dollar (CAD). The assets and liabilities for these entities are translated into U.S. dollars (USD) using the spot rate at the respective balance sheet date and revenues and expenses are translated using the monthly average exchange rate. Resulting translation adjustments are recorded as a separate component of comprehensive income.

The functional currency of the Company's entity that holds a mortgage secured by property located in Canada is the USD. This entity's financial assets and liabilities denominated in currencies other than the USD are recorded at the exchange rate at the time of the transaction and subsequent gains or losses related to changes in the foreign currency are included in "Other income" or "Other expense," as applicable, in the accompanying consolidated statements of income and comprehensive income.

Derivative Instruments

The Company uses derivative instruments to reduce exposure to fluctuations in foreign currency exchange rates and variable interest rates.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as foreign currency risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. If hedge accounting is not applied, realized and unrealized gains or losses are reported in earnings.

The Company's policy is to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Impact of Recently Issued Accounting Standards
In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 22-40): Disaggregation of Income Statement Expenses. The ASU requires entities to provide enhanced disclosures related to certain costs and expenses in the notes to the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact this guidance will have on the Company's financial statements and related disclosures.

3. Real Estate Investments

The following table summarizes the carrying amounts of real estate investments as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Buildings and improvements	$ 4,832,134	$ 4,632,557
Furniture, fixtures & equipment	122,351	118,575
Land	1,226,207	1,218,418
Leasehold interests	28,453	28,453
	6,209,145	5,998,003
Accumulated depreciation	(1,714,886)	(1,562,645)
Total	$ 4,494,259	$ 4,435,358

Depreciation expense on real estate investments was $165.4 million, $161.9 million and $159.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

4. Investments and Dispositions

Acquisitions and Development

The Company's investment spending during the year ended December 31, 2025, totaled $288.5 million, and included the following:
- $14.3 million for an acquisition of an attraction property in New Jersey;
- $1.2 million for the acquisition of land and $5.9 million in mortgage financing secured by the improvements on acquired land of a fitness & wellness property in Georgia;
- $20.0 million for mortgage financing secured by a fitness & wellness property in Winnipeg, Canada;
- $90.7 million for the acquisition of five golf course properties in Texas;
- $23.2 million for an acquisition of an attraction property in Virginia; and
- spending on experiential build-to-suit development and redevelopment projects.

The Company's investment spending during the year ended December 31, 2024 totaled $263.9 million, and included the following:
- $52.0 million for mortgage financing secured by a fitness & wellness property in Colorado;
- $33.4 million for the acquisition of an attraction property in New York;
- $19.9 million for the acquisition of land for three build-to-suit eat & play developments in Illinois, Kansas and Oklahoma; and
- spending on experiential build-to-suit development and redevelopment projects.

Dispositions

During the year ended December 31, 2025, the Company completed the sale of three vacant theatre properties, two operating theatre properties, four leased theatre properties, one vacant early childhood education center, four land parcels and 10 leased early childhood education centers for net proceeds totaling $141.8 million and recognized a net gain on sale totaling $36.1 million.

During the year ended December 31, 2024, the Company completed the sale of two leased cultural properties, eight vacant theatre properties, one leased theatre property and two vacant early childhood education centers for net proceeds totaling $74.4 million and recognized a net gain on sale totaling $16.1 million.

During the year ended December 31, 2023, the Company completed the sale of three vacant theatre properties, two leased theatre properties, one vacant eat & play property, four vacant early childhood education centers and three land parcels for net proceeds totaling $57.2 million and recognized a net loss on sale of $2.2 million. Additionally, during the year ended December 31, 2023, the Company, as lessee, terminated one ground lease that held one theatre property.

Dispositions during the years ended December 31, 2025, 2024 and 2023 did not meet the criteria for discontinued operations reporting.

5. Impairment Charges

The Company reviews its properties for changes in circumstances that indicate that the carrying value of a property may not be recoverable based on an estimate of undiscounted future cash flows. No impairment charges were recognized during the year ended December 31, 2025.

During the year ended December 31, 2024, the Company reassessed the holding period of one vacant theatre property, two theatre properties currently operated through a third-party management agreement and two leased theatre properties. The Company determined that the sum of the undiscounted cash flows did not exceed the carrying value of the theatre properties and estimated the fair value of the real estate investments using independent appraisals and purchase offers. During the year ended December 31, 2024, the Company reduced the carrying value of the real estate investments, net to $45.9 million and recognized an impairment charge of $51.8 million on real estate investments, which is the amount that the carrying values of the assets exceeded the estimated fair values.

During the year ended December 31, 2024, the Company also recognized $28.2 million of other-than-temporary impairment charges related to its equity investments in two unconsolidated real estate joint ventures that own two experiential lodging properties located in St. Pete Beach, Florida and two unconsolidated real estate joint ventures that own an experiential lodging property in Breaux Bridge, Louisiana.

During the year ended December 31, 2023, the Company reassessed the holding period of 16 theatre properties surrendered by Regal as part of its bankruptcy resolution and not included in the Company's new master lease with Regal, four other theatre properties that were part of a workout with a smaller theatre tenant and two early childhood education center properties subject to lease terminations (one of which was triggered by a casualty event). The Company determined that the estimated cash flows for eight of the Regal surrendered properties, two of the other theatre properties and both of the early childhood education center properties were not sufficient to recover the carrying values and estimated the fair value of the real estate investments of these properties using independent appraisals. During the year ended December 31, 2023, the Company reduced the carrying value of the real estate investments, net to $39.2 million and recognized impairment charges of $67.4 million on real estate investments, which is the amount that the carrying values of the assets exceeded the estimated fair values.

6. Accounts Receivable

The following table summarizes the carrying amounts of accounts receivable as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Receivable from tenants	$ 7,361	$ 5,160
Receivable from non-tenants (1)	2,939	7,094
Straight-line rent receivable	87,555	72,335
Total	$ 97,855	$ 84,589

(1) Receivable from non-tenants at December 31, 2024 includes a $5.9 million payment to the City of Kansas City, Missouri (the City) that was made under protest related to an assessment of tax years ending December 31, 2018 through 2022. The payment was made during the year ended December 31, 2024 and included the City's assessment of additional tax, penalties and interest. The City denied the Company's necessary deduction for dividends paid for each of these years. During the year ended December 31, 2025, the Company and the City agreed to an alternative methodology for apportionment of taxes and as a result, the Company recognized $0.3 million of expense related to these prior periods and received a refund of $5.6 million from the City.

7. Investment in Mortgage Notes and Notes Receivable

The Company measures expected credit losses on its mortgage notes and notes receivable on an individual basis because its financial instruments do not have similar risk characteristics. The Company uses a forward-looking commercial real estate loss forecasting tool to estimate its current expected credit losses (CECL) for each of its mortgage notes and notes receivable on a loan-by-loan basis. As of December 31, 2025, the Company did not anticipate any prepayments. Therefore, the contractual terms of its mortgage notes and notes receivable were used for the calculation of the expected credit losses. The Company updates the model inputs at each reporting period to reflect, if applicable, any newly originated loans, changes to specific loan information on existing loans and current macroeconomic conditions. The CECL allowance is a valuation account that is deducted from the related mortgage note or note receivable.

Certain of the Company's mortgage notes and notes receivable include commitments to fund future incremental amounts to its borrowers. These future funding commitments are also subject to the CECL model. The CECL allowance related to future funding is recorded as a liability and is included in "Accounts payable and accrued liabilities" in the accompanying consolidated balance sheets.

Investment in mortgage notes, including related accrued interest receivable, at December 31, 2025 and 2024 consists of the following (in thousands):

Description	Year of Origination	Interest Rate	Maturity Date	Periodic Payment Terms	Outstanding principal amount of mortgage at December 31, 2025	Carrying amount as of December 31, 2025	Carrying amount as of December 31, 2024	Unfunded commitments December 31, 2025
Attraction property Powells Point, North Carolina	2019	7.48 %	6/30/2026	Interest only	$ 29,378	$ 28,992	$ 29,173	$ —
Eat & play property Eugene, Oregon	2019	10.50 %	12/31/2028	Interest only	10,750	10,417	10,417	—
Fitness & wellness property Merriam, Kansas	2019	8.15 %	7/31/2029	Interest only	9,090	9,201	9,238	—
Fitness & wellness property Omaha, Nebraska	2017	9.50 %	6/30/2030	Interest only	10,905	10,957	10,996	—
Fitness & wellness property Omaha, Nebraska	2016	9.50 %	6/30/2030	Interest only	10,539	10,676	10,659	—
Experiential lodging property Nashville, Tennessee	2019	7.69 %	9/30/2031	Interest only	70,000	70,293	71,041	—
Ski property Girdwood, Alaska	2019	8.80 %	7/31/2032	Interest only	82,000	80,398	79,742	—
Fitness & wellness properties Colorado and California (1)	2022	7.15 %	1/10/2033	Interest only	46,120	46,046	64,275	—
Eat & play property Austin, Texas	2012	11.31 %	6/1/2033	Principal & Interest-fully amortizing	8,330	8,330	9,083	—
Eat & play property Dallas, Texas	2023	10.25 %	11/26/2033	Interest only	6,449	—	6,163	—
Experiential lodging property Breaux Bridge, Louisiana (2)	2022	7.25 %	3/8/2034	Interest only	—	—	1,000	—
Fitness & wellness property Glenwood Springs, Colorado	2024	8.38 %	8/16/2034	Interest only	73,670	72,683	51,892	2,580
Ski property West Dover and Wilmington, Vermont	2007	12.69 %	12/1/2034	Interest only	51,050	51,708	51,049	—
Four ski properties Ohio and Pennsylvania	2007	11.75 %	12/1/2034	Interest only	37,562	37,439	37,430	—
Ski property Chesterland, Ohio	2012	12.26 %	12/1/2034	Interest only	4,550	4,410	4,394	—
Fitness & wellness property Acworth, Georgia	2025	8.65 %	6/1/2035	Interest only	5,923	5,963	—	—
Ski property Hunter, New York	2016	9.35 %	1/5/2036	Interest only	21,000	21,000	21,000	—
Eat & play property Midvale, Utah	2015	10.25 %	5/31/2036	Interest only	17,505	17,505	17,505	—
Eat & play property West Chester, Ohio	2015	9.75 %	8/1/2036	Interest only	18,068	18,067	18,068	—
Fitness & wellness property Fort Collins, Colorado	2018	8.00 %	1/31/2038	Interest only	10,292	9,891	9,896	—
Early childhood education center Lake Mary, Florida (3)	2019	8.35 %	5/9/2039	Interest only	—	—	4,412	—
Early childhood education center Lithia, Florida (3)	2017	9.11 %	10/31/2039	Interest only	—	—	4,103	—
Attraction property Frankenmuth, Michigan	2022	8.25 %	10/14/2042	Interest only	69,139	68,485	67,966	—
Fitness & wellness properties Massachusetts and New York	2023	8.45 %	1/10/2044	Interest only	77,000	76,589	76,294	45,500
Fitness & wellness property Manitoba, Canada	2025	7.75 %	9/25/2055	Interest only	20,356	20,204	—	—
Total					$ 689,676	$ 679,254	$ 665,796	$ 48,080

(1) During the year ended December 31, 2025, the Company received $18.4 million in net proceeds representing partial prepayment on one mortgage note receivable relating to the sale of one of the five fitness & wellness properties that secures the note.

(2) During the year ended December 31, 2024, the Company decided to exit its unconsolidated equity investment in an operating RV property located in Breaux Bridge, Louisiana. The Company had previously provided an $11.3 million subordinated mortgage note receivable to the unconsolidated real estate joint venture holding the property. During the year ended December 31, 2024, the Company recorded an allowance for credit loss totaling $10.3 million for this mortgage note receivable. On February 4, 2025, the Company received $1.0 million in exchange for the sale of its remaining subordinated mortgage note receivable and, accordingly, reduced the allowance for credit loss by the $10.3 million of principal that was forgiven.

(3) During the year ended December 31, 2025, the Company received $8.1 million in net proceeds representing prepayment in full on two mortgage note receivables that were secured by two early childhood education center properties in Florida.

At December 31, 2025, two of the Company's mortgage notes receivable are considered collateral-dependent and expected credit losses are based on the fair value of the underlying collateral with the credit allowance being the difference between the outstanding principal balance of the notes and the estimated fair value at the reporting date. The Company assessed the fair value of the collateral as of December 31, 2025 on the mortgage notes receivable. During the year ended December 31, 2025, the Company recorded an allowance for credit loss totaling $6.4 million for one of these mortgage notes, which represents the outstanding principal balance of the note as of December 31, 2025. The other collateral-dependent mortgage note receivable has a carrying amount at December 31, 2025 of approximately $10.4 million net of an allowance for credit loss totaling $0.4 million. Income from these borrowers is recognized on a cash basis. During the years ended December 31, 2025 and 2024, the Company received cash basis interest payments of $1.2 million and $1.1 million, respectively, from these mortgage note receivable borrowers.

Investment in notes receivable, including related accrued interest receivable, was $2.7 million and $3.3 million at December 31, 2025 and 2024, respectively, and is included in "Other assets" in the accompanying consolidated balance sheets.

At December 31, 2025, one of the Company's notes receivable is considered collateral-dependent. The Company assessed the fair value of the collateral as of December 31, 2025 on the note receivable. The note receivable is fully reserved with an allowance for credit loss totaling $6.0 million, which represents the outstanding principal balance of the note as of December 31, 2025. At December 31, 2025, the Company's investment in this note receivable was a variable interest investment and the underlying entity is a VIE. The Company is not the primary beneficiary of this VIE because the Company does not individually have the power to direct the activities that are most significant to the entity and, accordingly, this investment is not consolidated. The Company's maximum exposure to loss associated with this VIE is limited to the Company's outstanding note receivable in the amount of $6.0 million, which is fully reserved in the allowance for credit losses at December 31, 2025. The Company's income received from this borrower is recognized on a cash basis. During the years ended December 31, 2025 and 2024, the Company received cash basis interest payments of $0.6 million and $0.7 million, respectively, from this borrower. During the years ended December 31, 2025 and 2024, the Company received principal payments totaling $0.8 million for each period from this borrower. Additionally, during the year ended December 31, 2025, the Company wrote-off $1.9 million of principal for a note receivable that was fully reserved.

The following summarizes the activity within the allowance for credit losses related to mortgage notes, unfunded commitments and notes receivable for the years ended December 31, 2025 and 2024 (in thousands):

	Mortgage notes receivable	Unfunded commitments - mortgage notes receivable	Notes receivable	Unfunded commitments - notes receivable	Total
Allowance for credit losses at December 31, 2023	$ 3,656	$ 1,072	$ 9,687	$ —	$ 14,415
Provision (benefit) for credit losses, net	13,455	(332)	(876)	—	12,247
Charge-offs	—	—	—	—	—
Recoveries	—	—	—	—	—
Allowance for credit losses at December 31, 2024	$ 17,111	$ 740	$ 8,811	$ —	$ 26,662
Provision (benefit) for credit losses, net	9,238	71	(832)	—	8,477
Charge-offs	(10,420)	—	(1,916)	—	(12,336)
Recoveries	—	—	—	—	—
Allowance for credit losses at December 31, 2025	$ 15,929	$ 811	$ 6,063	$ —	$ 22,803

8. Debt

Debt at December 31, 2025 and 2024 consists of the following (in thousands):

	2025	2024
Senior unsecured notes payable, 4.50%, paid in full on April 1, 2025 (1)	$ —	$ 300,000
Senior unsecured notes payable, 4.56%, due August 22, 2026 (2)	179,597	179,597
Senior unsecured notes payable, 4.75%, due December 15, 2026 (3)	450,000	450,000
Senior unsecured notes payable, 4.50%, due June 1, 2027 (3)	450,000	450,000
Senior unsecured notes payable, 4.95%, due April 15, 2028 (3)	400,000	400,000
Unsecured revolving variable rate credit facility, SOFR + 1.05%, due October 2, 2028 (4)	—	175,000
Senior unsecured notes payable, 3.75%, due August 15, 2029 (3)	500,000	500,000
Senior unsecured notes payable, 4.75%, due November 15, 2030 (3) (5)	550,000	—
Senior unsecured notes payable, 3.60%, due November 15, 2031 (3)	400,000	400,000
Bonds payable, variable rate, fixed at 2.53% through September 30, 2026, due August 1, 2047 (6)	24,995	24,995
Less: deferred financing costs, net	(25,181)	(19,134)
Total	$ 2,929,411	$ 2,860,458

(1) Upon maturity, on April 1, 2025, the Company repaid in full $300.0 million of senior unsecured notes using borrowings under its $1.0 billion senior unsecured revolving credit facility.

(2) The amended Note Purchase Agreement, which governs the private placement notes, contains certain financial and other covenants that generally conform to the Company's unsecured revolving credit facility.

(3) These notes contain various covenants, including: (i) a limitation on incurrence of any debt that would cause the ratio of the Company's debt to adjusted total assets to exceed 60%; (ii) a limitation on incurrence of any secured debt that would cause the ratio of the Company's secured debt to adjusted total assets to exceed 40%; (iii) a limitation on incurrence of any debt that would cause the Company's debt service coverage ratio to be less than 1.5 times; and (iv) the maintenance at all times of the Company's total unencumbered assets such that they are not less than 150% of the Company's outstanding unsecured debt.

(4) At December 31, 2025, the Company had no balance outstanding under its $1.0 billion unsecured revolving credit facility. On September 19, 2024, the Company entered into the Fourth Amended, Restated and Consolidated Credit Agreement (the Amended Credit Agreement) providing for a new amended and restated senior unsecured revolving credit facility. The Amended Credit Agreement amended, restated and replaced the Company's prior senior unsecured revolving credit facility provided under the Third Amended, Restated and Consolidated Credit Agreement. The amendments to the prior facility, among other things: (i) extended the maturity date of the revolving credit facility; (ii) generally reduced the interest rate payable on outstanding loans; (iii) eliminated the tangible net worth covenant; (iv) modified the secured debt to total assets financial covenant to permit increased secured debt if the Company so elects; and (v) modified and simplified the capitalization rates used to value assets under the facility. On September 22, 2025, the Company entered into amendment number one to the Amended Credit Agreement to remove the SOFR index adjustment with respect to loans denominated in USD.

The Amended Credit Agreement provides for an initial maximum principal amount of $1.0 billion, which includes a $100.0 million letter-of-credit subfacility and a $300.0 million foreign currency revolving credit subfacility. The new credit facility contains an "accordion" feature under which the Company may increase the total maximum principal amount available by $1.0 billion, to a total of $2.0 billion, subject to lender consent. The new credit facility matures on October 2, 2028. The Company has two options to extend the maturity date of the new credit facility by an additional six months each (for a total of 12 months), subject to applicable fees and the absence of any default. The unsecured revolving credit facility bears interest at a floating rate of SOFR plus 1.05% (based on our unsecured debt ratings and with a SOFR floor of zero), which was 4.71% at December 31, 2025. Additionally, the facility fee on the revolving credit facility is 0.25%.

In connection with entering into the Amended Credit Agreement, the Company incurred $9.0 million in fees that were capitalized in deferred financing costs and amortized as part of the effective yield. These fees are included in "Other assets" in the accompanying consolidated balance sheet as of December 31, 2025 and 2024. During the year ended December 31, 2024, the Company also recorded a non-cash write-off of deferred financing costs (net of accumulated amortization), totaling $0.3 million to "Costs associated with loan refinancing or payoff" in connection with entering into the Amended Credit Agreement.

The facility contains financial covenants or restrictions that limit the Company's level of consolidated debt, secured debt, investment levels outside certain categories and dividend distribution and require the Company to meet certain coverage levels for fixed charges and debt service.

(5) On November 3, 2025, the Company issued $550.0 million in aggregate principal amount of senior notes due November 15, 2030, pursuant to an underwritten public offering. The notes bear interest at an annual rate of 4.75%. Interest is payable on May 15 and November 15 of each year beginning on May 15, 2026 until the stated maturity date of November 15, 2030. The notes were issued at 98.8% of their face value and are unsecured. Net proceeds from the note offering were used to pay down the Company's unsecured revolving credit facility.

(6) The bonds have a variable interest rate that was approximately 3.95% at December 31, 2025. See Note 9 for further details on the Company's interest rate swap agreement related to the Company's variable rate secured bonds.

Certain of the Company's debt agreements contain customary restrictive covenants related to financial and operating performance and certain cross-default provisions. The Company was in compliance with all financial covenants under the Company's consolidated debt instruments at December 31, 2025.

During the year ended December 31, 2024, the Company's unconsolidated joint ventures holding its equity investments in two experiential lodging properties located in St. Pete Beach, Florida, were severely damaged by two hurricanes and the Company fully wrote-off its equity investments in these properties. The Company is working in good faith with its joint venture partners, the non-recourse debt provider and the insurance companies to identify a path forward in which the Company expects to result in the eventual removal of the unconsolidated equity investments in these experiential lodging properties and the related non-recourse debt from its portfolio, although there can be no assurances as to the outcome of those discussions.

The Company has equity investments in two unconsolidated real estate joint ventures that together hold the real estate and operations of an experiential lodging property located in Warrens, Wisconsin. The joint venture that holds the real estate has a secured non-recourse mortgage loan of $23.3 million at December 31, 2025. The maturity date of this mortgage loan is September 15, 2031 and it bears interest at an annual fixed rate of 4.00% with monthly principal and interest payments required.

The Company also has equity investments in two unconsolidated real estate joint ventures that together hold the real estate and operations of an experiential lodging property located in Harrisville, Pennsylvania. The joint venture that holds the real estate has a secured non-recourse senior mortgage loan of $22.3 million outstanding at December 31, 2025. The maturity date of this mortgage loan is November 1, 2029 and it bears interest at an annual fixed rate of 6.38% with monthly interest payments required. The Company has guaranteed $10.0 million in principal on the secured mortgage loan, and, upon completion of construction and achieving a specified debt service coverage ratio, the principal guarantee will be reduced to $5.0 million. The guarantee will be removed completely upon achievement of specified debt service coverage for three consecutive calculation periods.

Principal payments due on long-term debt obligations subsequent to December 31, 2025 (without consideration of any extensions) are as follows (in thousands):

Year:	Amount
2026	$ 629,597
2027	450,000
2028	400,000
2029	500,000
2030	550,000
Thereafter	424,995
Less: deferred financing costs, net	(25,181)
Total	$ 2,929,411

The Company capitalizes a portion of interest costs as a component of property under development. The following is a summary of interest expense, net, for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Interest on loans	$ 126,852	$ 125,261	$ 122,968
Amortization of deferred financing costs	8,808	8,844	8,637
Credit facility and letter of credit fees	2,641	2,664	2,676
Interest cost capitalized	(3,864)	(3,468)	(3,566)
Interest income	(1,358)	(2,491)	(5,857)
Interest expense, net	$ 133,079	$ 130,810	$ 124,858

9. Derivative Instruments

All derivatives are recognized at fair value in the consolidated balance sheets within the line items "Other assets" and "Accounts payable and accrued liabilities" as applicable. The Company has elected not to offset its derivative position for purposes of balance sheet presentation and disclosure. The Company had derivative assets of $0.3 million and $2.2 million at December 31, 2025 and 2024, respectively. The Company had derivative liabilities of $6.9 million and $0.03 million at December 31, 2025 and 2024, respectively. The Company has neither posted nor received collateral with its derivative counterparties as of December 31, 2025 and 2024. See Note 10 for disclosures relating to the fair value of the derivative instruments.

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions, including the effect of changes in foreign currency exchange rates on foreign currency transactions and interest rates on its SOFR based borrowings. The Company manages this risk by following established risk management policies and procedures including the use of derivatives. The Company's objective in using derivatives is to add stability to reported earnings and to manage its exposure to foreign exchange and interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps, cross-currency swaps and foreign currency forwards.

Cash Flow Hedges of Interest Rate Risk

The Company uses interest rate swaps as its interest rate risk management strategy for certain variable rate debt. Interest rate swaps designated as cash flow hedges involve the receipt or payment of variable-rate amounts from a counterparty, which results in the Company recording net interest expense that is fixed over the life of the agreements without exchange of the underlying notional amount.

At December 31, 2025, the Company had one interest rate swap agreement designated as a cash flow hedge of interest rate risk. The interest rate swap agreement outstanding as of December 31, 2025 is summarized below:

Fixed rate	Notional Amount (in millions)		Index	Maturity
2.5325%	$	25.0	USD SOFR	September 30, 2026

The change in the fair value of interest rate derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (AOCI) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings within the same income statement line item as the earnings effect of the hedged transaction.

Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. As of December 31, 2025, the Company estimates that during the year ended December 31, 2026, $74 thousand of losses will be reclassified from AOCI to interest expense.

Cash Flow Hedges of Foreign Exchange Risk

The Company is exposed to foreign currency exchange risk against its functional currency, USD, on CAD denominated cash flow from its six Canadian properties. The Company uses cross-currency swaps to mitigate its exposure to fluctuations in the USD-CAD exchange rate on cash inflows associated with these properties, which should hedge a significant portion of the Company's expected CAD denominated cash flows. As of December 31, 2025, the Company had the following cross-currency swaps:

Fixed rate	Notional Amount (in millions, CAD)		Annual Cash Flow (in millions, CAD)		Maturity
$1.35 CAD per USD	$	170.0	$	15.3	December 1, 2026
$1.35 CAD per USD		90.0		8.1	December 1, 2026
	$	260.0	$	23.4	

The change in the fair value of foreign currency derivatives designated and that qualify as cash flow hedges of foreign exchange risk is recorded in AOCI and reclassified into earnings in the period that the hedged forecasted transaction affects earnings within the same income statement line item as the earnings effect of the hedged transaction. As of December 31, 2025, the Company estimates that during the year ended December 31, 2026, $101 thousand of gains will be reclassified from AOCI to other income.

Fair Value Hedges of Foreign Exchange Risk

During the year ended December 31, 2025, the Company entered into a CAD denominated mortgage note receivable secured by a fitness & wellness property in Winnipeg, Canada. The Company uses cross-currency swaps designated as a fair value hedge to mitigate foreign currency risk associated with fluctuations in the USD-CAD spot rate associated with the principal remeasurement of this mortgage note. The Company entered into a cross-currency swap with an interim and final notional exchange of $27.9 million CAD and $20.0 million USD at a spot rate of $1.392 CAD per USD to fund the principal amount of the mortgage note receivable and monthly exchanges as noted below.

As of December 31, 2025, the Company had the following cross-currency swap designated as a fair value hedge:

Interim settlement exchange rate	Notional Amount (in millions, CAD)		Annual Cash Flow (in millions, CAD)		Maturity
1.25 CAD per USD	$	27.9	$	2.2	October 1, 2030

The change in fair value of the foreign currency derivative designated and qualifying as a fair value hedge of foreign exchange risk is recorded at fair value each period on the Company's consolidated balance sheets, with the difference resulting from the changes in the spot rate recognized in foreign currency gain (loss). The foreign currency gain (loss) is included in "Other income" or "Other expense," as applicable, on the Company's consolidated statements of income and comprehensive income, which will offset the earnings impact of the foreign currency changes in the underlying transaction being hedged. The initial value of the component excluded from the assessment of effectiveness is recorded in AOCI and reclassified into earnings over the life of the hedging instrument. As of December 31, 2025, the Company estimates that during the year ended December 31, 2026, $143 thousand of gains will be reclassified from AOCI to other income.

Net Investment Hedges
The Company is exposed to fluctuations in the USD-CAD exchange rate on its net investments in Canada. As such, the Company uses currency forward agreements to manage its exposure to changes in foreign exchange rates on certain of its foreign net investments. As of December 31, 2025, the Company had the following foreign currency forwards designated as net investment hedges:

Fixed rate	Notional Amount (in millions, CAD)		Maturity
$1.40 CAD per USD	$	200.0	December 1, 2026
$1.40 CAD per USD		90.0	December 1, 2026
Total	$	290.0	

On December 19, 2024, the Company terminated its CAD to USD forward contracts in conjunction with entering into the new forward agreements described above. The Company received $10.4 million in connection with the settlement of the CAD to USD forward contracts, which continues to be reported in AOCI until the net investment is sold or liquidated.

For qualifying foreign currency derivatives designated as net investment hedges, the change in the fair value of the derivatives is reported in AOCI as part of the cumulative translation adjustment. Amounts are reclassified out of AOCI into earnings when the hedged net investment is either sold or substantially liquidated. Gains and losses on the derivative representing hedge components excluded from the assessment of effectiveness are recognized over the life of the hedge on a systematic and rational basis, as documented at hedge inception in accordance with the Company's accounting policy election.

Below is a summary of the effect of derivative instruments on the consolidated statements of changes in equity and income for the years ended December 31, 2025, 2024 and 2023:

Effect of Derivative Instruments on the Consolidated Statements of Changes in Equity and Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

Description		Year Ended December 31,				
		2025		**2024**		**2023**
Cash Flow Hedges						
Interest Rate Swaps						
Amount of Gain (Loss) Recognized in AOCI on Derivative	$	(19)	$	305	$	(91)
Amount of Income Reclassified from AOCI into Earnings (1)		105		697		648
Cross Currency Swaps						
Amount of (Loss) Gain Recognized in AOCI on Derivative		(814)		2,099		(260)
Amount of Income Reclassified from AOCI into Earnings (2)		558		1,008		880
Fair Value Hedges						
Cross Currency Swaps						
Amount of Gain Recognized in AOCI on Derivative (3)		110		—		—
Amount of Gain Recognized in Earnings (2)(3)		48		—		—
Net Investment Hedges						
Currency Forward Agreements						
Amount of (Loss) Gain Recognized in AOCI on Derivative		(6,651)		15,285		(3,573)
Total						
Amount of (Loss) Gain Recognized in AOCI on Derivative	$	(7,374)	$	17,689	$	(3,924)
Amount of Income Reclassified from AOCI into Earnings		663		1,705		1,528
Amount of Gain Recognized in Earnings		48		—		—
Interest expense, net in accompanying consolidated statements of income and comprehensive income	$	133,079	$	130,810	$	124,858
Other income in accompanying consolidated statements of income and comprehensive income	$	45,592	$	57,071	$	45,947

(1) Included in "Interest expense, net" in accompanying consolidated statements of income and comprehensive income.
(2) Included in "Other income" in the accompanying consolidated statements of income and comprehensive income.
(3) Amounts excluded from the effectiveness testing.

Credit-risk-related Contingent Features

The Company has an agreement with its interest rate derivative counterparty that contains a provision where if the Company defaults on any of its obligations for borrowed money or credit in an amount exceeding $50.0 million and such default is not waived or cured within a specified period of time, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its interest rate derivative obligations.

As of December 31, 2025, the fair value of the Company's derivatives in a liability position related to these agreements was $6.9 million. If the Company breached any of the contractual provisions of these derivative contracts, it would be required to settle its obligations under the agreements at their termination value, which after considering the right of offset, was $6.9 million at December 31, 2025. As of December 31, 2025, the Company had not posted any collateral related to these agreements and was not in breach of any provisions in these agreements.

10. Fair Value Disclosures

The Company has certain financial instruments that are required to be measured under the FASB's Fair Value Measurement guidance. The Company currently does not have any non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

As a basis for considering market participant assumptions in fair value measurements, the FASB's Fair Value Measurement guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Level 1 inputs use quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little to no related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Derivative Financial Instruments
The Company uses interest rate swaps, foreign currency forwards and cross currency swaps to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. The fair value of interest rate swaps is determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. In conjunction with the FASB's fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives also use Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. As of December 31, 2025, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives and therefore, has classified its derivatives as Level 2 within the fair value reporting hierarchy.

The table below presents the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, aggregated by the level in the fair value hierarchy within which those measurements are classified and by derivative type.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2025 and 2024
(Dollars in thousands)

Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at end of period
2025:				
Cross Currency Swaps (1)	$ —	$ 101	$ —	$ 101
Cross Currency Swaps (2)	—	(252)	—	(252)
Currency Forward Agreements (2)	—	(6,677)	—	(6,677)
Interest Rate Swap Agreements (1)	—	194	—	194
2024:				
Cross Currency Swaps (1)	$ —	$ 1,475	$ —	$ 1,475
Currency Forward Agreements (2)	—	(26)	—	(26)
Interest Rate Swap Agreements (1)	—	677	—	677

(1) Included in "Other assets" in the accompanying consolidated balance sheets.
(2) Included in "Accounts payable and accrued liabilities" in the accompanying consolidated balance sheets.

Non-recurring fair value measurements

The table below presents the Company's assets measured at fair value on a non-recurring basis as of December 31, 2025 and 2024, aggregated by the level in the fair value hierarchy within which those measurements fall.

Assets Measured at Fair Value on a Non-Recurring Basis at December 31, 2025 and 2024
(Dollars in thousands)

Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at end of period
2025:				
Mortgage notes and related accrued interest receivable (1)	$ —	$ —	$ —	$ —
2024:				
Real estate investments, net (2)	$ —	$ 39,440	$ 6,500	$ 45,940
Mortgage notes and related accrued interest receivable (3)	—	—	1,000	1,000
Investment in joint ventures (4)	—	—	—	—

(1) As further discussed in Note 7, during the year ended December 31, 2025, the Company recorded an allowance for credit loss totaling $6.4 million related to one mortgage note receivable to fully reserve the outstanding principal balance as a result of changes in the borrower's financial status. Management valued the mortgage note receivable based on the fair value of the underlying collateral, which was determined taking into account various factors including implied asset value changes based on current market conditions and review of the financial statements of the borrower and was classified within Level 3 of the fair value hierarchy.

(2) As further discussed in Note 5, during the year ended December 31, 2024, the Company recorded impairment charges of $51.8 million related to real estate investments, net, on five theatre properties. Management estimated the fair value of these investments taking into account various factors, including purchase offers, independent appraisals, shortened hold periods and market conditions. The Company determined, based on the inputs, that its valuation of four of these properties with purchase offers were classified as Level 2 of the fair value hierarchy and were measured at fair value. One property was measured at fair value using an independent appraisal, which used a

discounted cash flow model. The significant inputs and assumptions used in the real estate appraisal included land valued at approximately $475 thousand per acre less demolition costs of approximately $13.91 per square foot of building. These measurements were classified within Level 3 of the fair value hierarchy because many of the assumptions were not observable.

(3) As further discussed in Note 7, during the year ended December 31, 2024, the Company recorded an allowance for credit loss totaling $10.3 million related to one mortgage note receivable to reserve the outstanding principal balance as a result of changes in the borrower's financial status. Management valued the mortgage note receivable based on the fair value of the underlying collateral, which was determined taking into account various factors including implied asset value changes based on current market conditions and review of the financial statements of the borrower and was classified within Level 3 of the fair value hierarchy.

(4) During the year ended December 31, 2024, the Company recorded impairment charges of $28.2 million related to its investment in two unconsolidated real estate joint ventures that own two experiential lodging properties located in St. Pete Beach, Florida and two unconsolidated real estate joint ventures that own an experiential lodging property located in Breaux Bridge, Louisiana. Management estimated the fair value of these investments, taking into account various factors including implied asset value changes based on discounted cash flow projections and current market conditions. The Company determined, based on the inputs, that its valuation of investment in joint ventures was classified within Level 3 of the fair value hierarchy as many of the assumptions were not observable.

Fair Value of Financial Instruments
The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments at December 31, 2025 and 2024:

> **Mortgage notes receivable and related accrued interest receivable:**
> The fair value of the Company's mortgage notes and related accrued interest receivable is estimated by discounting the future cash flows of each instrument using current market rates. At December 31, 2025, the Company had a carrying value of $679.3 million in fixed rate mortgage notes receivable outstanding, including related accrued interest, with a weighted average interest rate of approximately 8.97%. The fixed rate mortgage notes bear interest at rates of 7.15% to 12.69%. Discounting the future cash flows for fixed rate mortgage notes receivable using estimated market rates of 7.00% to 10.50%, management estimates the fair value of the fixed rate mortgage notes receivable to be $728.0 million with an estimated weighted average market rate of 7.91% at December 31, 2025.
>
> At December 31, 2024, the Company had a carrying value of $665.8 million in fixed rate mortgage notes receivable outstanding, including related accrued interest, with a weighted average interest rate of approximately 8.88%. The fixed rate mortgage notes bear interest at rates of 7.15% to 12.50%. Discounting the future cash flows for fixed rate mortgage notes receivable using estimated market rates of 7.45% to 10.00%, management estimates the fair value of the fixed rate mortgage notes receivable to be $701.7 million with an estimated weighted average market rate of 8.08% at December 31, 2024.
>
> **Derivative instruments:**
> Derivative instruments are carried at their fair value.
>
> **Debt instruments:**
> The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument using current market rates. At December 31, 2025, the Company had a carrying value of $25.0 million in variable rate debt outstanding with an interest rate of approximately 3.95%. The carrying value of the variable rate debt outstanding approximates the fair value at December 31, 2025.
>
> At December 31, 2024, the Company had a carrying value of $200.0 million in variable rate debt outstanding with an interest rate of approximately 5.34%. The carrying value of the variable rate debt outstanding approximates the fair value at December 31, 2024.

At both December 31, 2025 and 2024, the $25.0 million of variable rate debt outstanding, discussed above, had been effectively converted to a fixed rate by an interest rate swap agreement. See Note 9 for additional information related to the Company's interest rate swap agreement.

At December 31, 2025, the Company had a carrying value of $2.93 billion in fixed rate long-term debt outstanding with a weighted average interest rate of approximately 4.40%. Discounting the future cash flows for fixed rate debt using December 31, 2025 market rates of 3.54% to 5.12%, management estimates the fair value of the fixed rate debt to be approximately $2.85 billion with an estimated weighted average market rate of 4.61% at December 31, 2025.

At December 31, 2024, the Company had a carrying value of $2.68 billion in fixed rate long-term debt outstanding with a weighted average interest rate of approximately 4.34%. Discounting the future cash flows for fixed rate debt using December 31, 2024 market rates of 5.22% to 5.83%, management estimates the fair value of the fixed rate debt to be approximately $2.57 billion with an estimated weighted average market rate of 5.53% at December 31, 2024.

11. Common and Preferred Shares

On June 3, 2025, the Company filed a shelf registration statement with the SEC, which is effective for a term of three years. The securities covered by this registration statement include common shares, preferred shares, debt securities, depositary shares, warrants and units. The Company may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

Additionally, on June 3, 2025, the Company filed a shelf registration statement with the SEC, which is effective for a term of three years, for its Dividend Reinvestment and Direct Share Purchase Plan (DSP Plan), which permits the issuance of up to 25,000,000 common shares.

On December 5, 2025, in connection with the commencement of an "at-the-market" offering program (ATM Program), the Company entered into an equity distribution agreement with certain institutional investment banks pursuant to which the Company may issue common shares having an aggregate sales price of up to $400.0 million on the open market or in privately negotiated transactions deemed to be "at-the-market" offerings under SEC rules, with the banks acting as (i) sales agents (or principals when purchasing shares directly for their own account) or (ii) forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. If the Company issues any shares under the ATM Program or enters into a forward sale agreement, the applicable sales agent or forward seller may receive commissions of up to 2.0% of the gross sales price of the shares sold.

The use of forward sales agreements allows the Company to lock in a share price on the sale of shares at the time the forward sale agreement becomes effective, but defer receiving the proceeds from the sale of shares until a later date. If the Company enters into a forward sale agreement, it expects to physically settle each forward sale agreement with the forward purchaser on one or more dates specified by the Company prior to the maturity date of that particular forward sale agreement, in which case the aggregate net cash proceeds at settlement will equal the number of shares underlying the particular forward sale agreement multiplied by the relevant forward sale price. However, the Company may also elect to cash settle or net share settle a particular forward sale agreement, in which case cash proceeds may or may not be received or cash may be owed to the forward purchaser. Until settlement of the forward sale agreements, earnings per share dilution resulting from the forward sale agreements will be determined under the treasury stock method. Share dilution occurs when the average market price of the Company's common shares is higher than the average forward sales price.

As of December 31, 2025, the Company had not issued any common shares or entered into any forward sale agreement, and $400.0 million remained available for sale under the ATM Program. Future sales will depend upon a variety of factors including, but not limited to, market conditions, the trading price of the Company's common shares and the Company's capital needs. The Company has no obligation to sell any shares available for sale under the ATM Program.

Common Shares

The Company's Board declared cash dividends totaling $3.52 and $3.40 per common share for the years ended December 31, 2025 and 2024, respectively.

Of the total distributions calculated for tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for cash distributions paid per common share for the years ended December 31, 2025 and 2024 are as follows:

	Cash Distributions Per Share			
	2025		2024	
Taxable ordinary income (1)	$	2.8070	$	2.5101
Return of capital		0.7030		0.8799
Long-term capital gain		—		—
Totals	$	3.5100	$	3.3900

(1) Amounts qualify in their entirety as 199A distributions.

During the years ended December 31, 2025 and 2024, the Company issued an aggregate of 25,758 and 26,878 common shares under its DSP Plan for net proceeds of $1.3 million and $1.2 million, respectively.

Series C Convertible Preferred Shares

The Company has 5.4 million outstanding 5.75% Series C cumulative convertible preferred shares (Series C preferred shares). The Company will pay cumulative dividends on the Series C preferred shares from the date of original issuance in the amount of $1.4375 per share each year, which is equivalent to 5.75% of the $25 liquidation preference per share. Dividends on the Series C preferred shares are payable quarterly in arrears. The Company does not have the right to redeem the Series C preferred shares except in limited circumstances to preserve the Company's REIT status. The Series C preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. As of December 31, 2025, the Series C preferred shares are convertible, at the holder's option, into the Company's common shares at a conversion rate of 0.4378 common shares per Series C preferred share, which is equivalent to a conversion price of $57.10 per common share. This conversion ratio may increase over time upon certain specified triggering events including if the Company's common dividends per share exceed a quarterly threshold of $0.6875.

Upon the occurrence of certain fundamental changes, the Company will under certain circumstances increase the conversion rate by a number of additional common shares or, in lieu thereof, may in certain circumstances elect to adjust the conversion rate upon the Series C preferred shares becoming convertible into shares of the public acquiring or surviving company.

The Company may, at its option, cause the Series C preferred shares to be automatically converted into that number of common shares that are issuable at the then prevailing conversion rate. The Company may exercise its conversion right only if, at certain times, the closing price of the Company's common shares equals or exceeds 135% of the then prevailing conversion price of the Series C preferred shares.

Owners of the Series C preferred shares generally have no voting rights, except under certain dividend defaults. Upon conversion, the Company may choose to deliver the conversion value to the owners in cash, common shares, or a combination of cash and common shares.

The Company's Board declared cash dividends totaling $1.4375 per Series C preferred share for each of the years ended December 31, 2025 and 2024. There were non-cash distributions associated with conversion adjustments of $0.3459 and $0.2769 per Series C preferred share for the years ended December 31, 2025 and 2024, respectively. The conversion adjustment provision entitles the shareholders of the Series C preferred shares, upon certain quarterly common share dividend thresholds being met, to receive additional common shares of the Company upon a conversion of the preferred shares into common shares. The increase in common shares to be received upon a conversion is a deemed distribution for federal income tax purposes.

For tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for cash distributions paid and non-cash deemed distributions per Series C preferred share for the years ended December 31, 2025 and 2024 are as follows:

	Cash Distributions per Share	
	2025	**2024**
Taxable ordinary income (1)	$ 1.4375	$ 1.4375
Return of capital	—	—
Long-term capital gain	—	—
Totals	$ 1.4375	$ 1.4375

(1) Amounts qualify in their entirety as 199A distributions.

	Non-cash Distributions per Share	
	2025	**2024**
Taxable ordinary income (2)	$ 0.0264	$ —
Return of capital	0.3195	0.2769
Long-term capital gain	—	—
Totals	$ 0.3459	$ 0.2769

(2) For the year ended December 31, 2025, amounts qualify in their entirety as 199A distributions. For the year ended December 31, 2024, no amounts qualify as 199A distributions.

Series E Convertible Preferred Shares
The Company has 3.4 million outstanding 9.00% Series E cumulative convertible preferred shares (Series E preferred shares). The Company will pay cumulative dividends on the Series E preferred shares from the date of original issuance in the amount of $2.25 per share each year, which is equivalent to 9.00% of the $25 liquidation preference per share. Dividends on the Series E preferred shares are payable quarterly in arrears. The Company does not have the right to redeem the Series E preferred shares except in limited circumstances to preserve the Company's REIT status. The Series E preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. As of December 31, 2025, the Series E preferred shares are convertible, at the holder's option, into the Company's common shares at a conversion rate of 0.4845 common shares per Series E preferred share, which is equivalent to a conversion price of $51.60 per common share. This conversion ratio may increase over time upon certain specified triggering events including if the Company's common dividends per share exceeds a quarterly threshold of $0.84.

Upon the occurrence of certain fundamental changes, the Company will under certain circumstances increase the conversion rate by a number of additional common shares or, in lieu thereof, may in certain circumstances elect to adjust the conversion rate upon the Series E preferred shares becoming convertible into shares of the public acquiring or surviving company.

The Company may, at its option, cause the Series E preferred shares to be automatically converted into that number of common shares that are issuable at the then prevailing conversion rate. The Company may exercise its conversion right only if, at certain times, the closing price of the Company's common shares equals or exceeds 150% of the then prevailing conversion price of the Series E preferred shares.

Owners of the Series E preferred shares generally have no voting rights, except under certain dividend defaults. Upon conversion, the Company may choose to deliver the conversion value to the owners in cash, common shares, or a combination of cash and common shares.

The Company's Board declared cash dividends totaling $2.25 per Series E preferred share for each of the years ended December 31, 2025 and 2024. There were no non-cash distributions associated with conversion adjustments per Series E preferred share for both years ended December 31, 2025 and 2024. The conversion adjustment provision entitles the shareholders of the Series E preferred shares, upon certain quarterly common share dividend thresholds being met, to receive additional common shares of the Company upon a conversion of the preferred shares into common shares. The increase in common shares to be received upon a conversion is a deemed distribution for federal income tax purposes.

For tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for cash distributions paid per Series E preferred share for the years ended December 31, 2025 and 2024 are as follows:

	Cash Distributions per Share	
	2025	2024
Taxable ordinary income (1)	$ 2.2500	$ 2.2500
Return of capital	—	—
Long-term capital gain	—	—
Totals	$ 2.2500	$ 2.2500

(1) Amounts qualify in their entirety as 199A distributions.

Series G Preferred Shares

The Company has 6.0 million outstanding 5.75% Series G cumulative redeemable preferred shares (Series G preferred shares). The Company will pay cumulative dividends on the Series G preferred shares from the date of original issuance in the amount of $1.4375 per share each year, which is equivalent to 5.75% of the $25.00 liquidation preference per share. Dividends on the Series G preferred shares are payable quarterly in arrears. The Company may, at its option, redeem the Series G preferred shares in whole at any time or in part from time to time by paying $25.00 per share, plus any accrued and unpaid dividends up to, but not including the date of redemption. The Series G preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. The Series G preferred shares are not convertible into any of the Company's securities, except under certain circumstances in connection with a change of control. Owners of the Series G preferred shares generally have no voting rights except under certain dividend defaults.

The Company's Board declared cash dividends totaling $1.4375 per Series G preferred share for each of the years ended December 31, 2025 and 2024. For tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for cash distributions paid per Series G preferred share for the years ended December 31, 2025 and 2024 are as follows:

	Cash Distributions per Share	
	2025	2024
Taxable ordinary income (1)	$ 1.4375	$ 1.4375
Return of capital	—	—
Long-term capital gain	—	—
Totals	$ 1.4375	$ 1.4375

(1) Amounts qualify in their entirety as 199A distributions.

12. Earnings Per Share

The following table summarizes the Company's computations of basic and diluted earnings per share (EPS) for the years ended December 31, 2025, 2024 and 2023 (amounts in thousands except per share information):

| | **Year Ended December 31, 2025** | | |
	Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS:			
Net income	$ 274,936		
Less: preferred dividend requirements	(24,144)		
Net income available to common shareholders	$ 250,792	76,040	$ 3.30
Diluted EPS:			
Net income available to common shareholders	$ 250,792	76,040	
Effect of dilutive securities:			
Share options and performance share units	—	455	
Net income available to common shareholders	$ 250,792	76,495	$ 3.28

| | **Year Ended December 31, 2024** | | |
	Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS:			
Net income	$ 146,066		
Less: preferred dividend requirements	(24,144)		
Net income available to common shareholders	$ 121,922	75,636	$ 1.61
Diluted EPS:			
Net income available to common shareholders	$ 121,922	75,636	
Effect of dilutive securities:			
Share options and performance share units	—	363	
Net income available to common shareholders	$ 121,922	75,999	$ 1.60

| | **Year Ended December 31, 2023** | | |
	Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS:			
Net income	$ 173,046		
Less: preferred dividend requirements	(24,145)		
Net income available to common shareholders	$ 148,901	75,260	$ 1.98
Diluted EPS:			
Net income available to common shareholders	$ 148,901	75,260	
Effect of dilutive securities:			
Share options and performance share units	—	455	
Net income available to common shareholders	$ 148,901	75,715	$ 1.97

The effect of the potential common shares from the conversion of the Company's convertible preferred shares and from the exercise of share options are included in diluted earnings per share if the effect is dilutive. Potential common shares from the performance share units are included in diluted earnings per share upon the satisfaction of certain performance and market conditions. These conditions are evaluated at each reporting period and if the conditions have been satisfied during the reporting period, the number of contingently issuable shares are included in the computation of diluted earnings per share.

The following shares have been excluded from the calculation of diluted earnings per share because they are anti-dilutive, or in the case of contingently issuable performance share units, are not probable of issuance:
- The additional 2.3 million common shares that would result from the conversion of the Company's 5.75% Series C cumulative convertible preferred shares and the corresponding add-back of the preferred dividends declared on those shares for each of the years ended December 31, 2025, 2024 and 2023.

- The additional 1.7 million common shares that would result from the conversion of the Company's 9.0% Series E cumulative convertible preferred shares and the corresponding add-back of the preferred dividends declared on those shares for each of the years ended December 31, 2025, 2024 and 2023.
- Outstanding options to purchase 11 thousand common shares at per share prices ranging from $56.94 to $76.63 for the year ended December 31, 2025.
- Outstanding options to purchase 57 thousand and 81 thousand common shares at per share prices ranging from $44.44 to $76.63 for the years ended December 31, 2024 and 2023, respectively.
- The effect of 116 thousand contingently issuable performance share units granted during 2024 for the year ended December 31, 2024.

13. Retirement of Executives

During the year ended December 31, 2025, the Company's Executive Vice President and Chief Investment Officer, Greg Zimmerman, notified the Company of his intention to retire from his position in the first quarter of 2026. On February 23, 2026, he notified the Company that his retirement will be effective March 2, 2026. The role of Executive Vice President and Chief Investment Officer will be assumed by Ben Fox, who joined the Company in August of 2025. For the year ended December 31, 2025, the Company recorded retirement and severance expense related to Mr. Zimmerman's expected retirement totaling $3.0 million, which included cash payments totaling $0.8 million and accelerated vesting of nonvested shares totaling $2.2 million.

On March 1, 2024, the Company's Executive Vice President, General Counsel and Secretary, Craig Evans, retired from the Company. Details of Mr. Evans' retirement are included in the previously disclosed Retirement and Release Agreement entered into between the Company and Mr. Evans. The role of General Counsel and Secretary was assumed by Paul Turvey upon Mr. Evans' retirement. For the year ended December 31, 2024, the Company recorded retirement and severance expense related to Mr. Evans' retirement, as well as the departure of another employee, totaling $1.8 million, which included cash payments totaling $0.2 million and accelerated vesting of nonvested shares totaling $1.6 million.

14. Equity Incentive Plans

The Company issues equity awards under the 2016 Equity Incentive Plan, which may be in the form of restricted common shares, restricted share units, performance share units or other share-based awards. On May 6, 2025, the Company amended the 2016 Equity Incentive Plan by shareholder vote to increase the maximum number of authorized shares issuable under the plan from 3,950,000 to 5,950,000 shares. Additionally, the 2020 Long Term Incentive Plan (2020 LTIP) is a sub-plan under the Company's 2016 Equity Incentive Plan. Under the 2020 LTIP, the Company awards performance share units and restricted shares to the Company's executive officers. At December 31, 2025, there were 2,295,262 shares available for grant under the 2016 Equity Incentive Plan.

Nonvested Shares
A summary of the Company's nonvested share activity and related information is as follows:

	Number of shares	Weighted avg. grant date fair value	Weighted avg. life remaining
Outstanding at December 31, 2024	614,614	$ 42.79	
Granted	301,096	50.38	
Vested	(266,832)	43.43	
Outstanding at December 31, 2025	648,878	$ 46.05	0.77

The holders of nonvested shares have voting rights and receive dividends from the date of grant. The fair value of the nonvested shares that vested was $11.8 million, $13.7 million, and $8.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Expense recognized related to nonvested shares and included in "General and administrative expense" in the accompanying consolidated statements of income and comprehensive income was $7.8 million, $6.9 million and $7.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Expense related to nonvested shares and included in "Retirement and severance expense" in the accompanying consolidated statements of income and comprehensive income was $1.0 million, $0.7 million and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, unamortized share-based compensation expense related to nonvested shares was $11.0 million and will be recognized in future periods as follows (in thousands):

Year:	Amount
2026	$ 5,701
2027	3,713
2028	1,586
Total	$ 11,000

Nonvested Performance Share Units

A summary of the Company's nonvested performance share unit activity and related information is as follows:

	Target Number of Performance Share Units	Weighted avg. grant date fair value (1)	Weighted avg. life remaining
Outstanding at December 31, 2024	326,469	$ 59.44	
Granted	113,833	66.45	
Vested (2)	(98,610)	72.63	
Outstanding at December 31, 2025	341,692	$ 57.97	1.00

(1) The grant date fair value was determined utilizing (i) a Monte Carlo simulation model to generate an estimate of the Company's future share price over the three-year performance period for performance share units based on the Company's Total Shareholder Return (TSR) performance further described below and (ii) the Company's grant date fair value for performance share units based on the Company's Compounded Annual Growth Rate (CAGR) in AFFO per share over the three-year performance period.

(2) The achievement of the performance conditions for the performance share units granted during the year ended December 31, 2022 resulted in a performance payout percentage of 200% for both the Company's TSR relative to the TSRs of the Company's peer group companies and the Company's TSR relative to the TSRs of companies in the MSCI US REIT Index, and a payout percentage of 200% for the Company's CAGR in AFFO per share over the three-year performance period. The achievement of the performance conditions and the above payout percentages resulted in the issuance of 197,220 common shares and 51,612 common shares from dividend equivalents. The fair value of the performance share units and dividend equivalents that vested was $12.3 million.

The number of common shares issuable upon settlement of the performance share units granted during the years ended December 31, 2025, 2024 and 2023 will be based upon the Company's achievement level relative to the following performance measures over a three-year performance period ending December 31, 2027, 2026 and 2025, respectively. The Company's achievement level relative to the performance measures is assigned a specific payout percentage which is multiplied by the target number of performance share units.

Granted during the years ended December 31,	TSR vs. Triple-Net Peer Group	TSR vs. MSCI US REIT Index	CAGR in AFFO per share growth
2023	50.0 %	25.0 %	25.0 %
2024	52.2 %	26.1 %	21.7 %
2025	52.2 %	26.1 %	21.7 %

The performance share units based on relative TSR performance have market conditions and are valued using a Monte Carlo simulation model on the grant date, which resulted in a grant date fair value of approximately $6.3 million, $4.1 million and $5.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. The estimated fair value is amortized to expense over the three-year vesting period, which ends on December 31, 2027, 2026 and 2025 for performance share units granted in 2025, 2024 and 2023, respectively. The following assumptions were used in the Monte Carlo simulation for computing the grant date fair value of the performance share units with a market condition for the years ended December 31, 2025, 2024 and 2023, respectively: risk-free interest rate of 4.2%, 4.5% and 4.4%, volatility factors in the expected market price of the Company's common shares of 25%, 30% and 52% and an expected life of approximately three years.

The performance share units based on growth in AFFO per share have a performance condition. The probability of achieving the performance condition is assessed at each reporting period. If it is deemed probable that the performance condition will be met, compensation cost will be recognized based on the closing price per share of the Company's common shares on the date of the grant multiplied by the number of awards expected to be earned. If it is deemed that it is not probable that the performance condition will be met, the Company will discontinue the recognition of compensation cost and any compensation cost previously recorded will be reversed. At December 31, 2025, achievement of the performance condition was deemed probable for the performance share units granted during the year ended December 31, 2025 with an expected payout percentage of 157%, which resulted in a grant date fair value of approximately $1.9 million. Achievement of the performance condition for the performance share units granted during the years ended December 31, 2024 and 2023 was deemed not probable at December 31, 2025.

Expense recognized related to performance share units and included in "General and administrative expense" in the accompanying consolidated statements of income and comprehensive income was $5.3 million, $5.4 million and $7.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Expense related to performance share units and included in "Retirement and severance expense" in the accompanying consolidated statements of income and comprehensive income was $1.2 million and $0.9 million for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025, unamortized share-based compensation expense related to nonvested performance share units was $6.1 million and will be recognized in future periods as follows (in thousands):

Year:	Amount
2026	$ 3,832
2027	2,304
Total	$ 6,136

Restricted Share Units
A summary of the Company's restricted share unit activity and related information is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Life Remaining
Outstanding at December 31, 2024	45,410	$ 40.69	
Granted	43,635	55.71	
Vested	(46,974)	40.92	
Outstanding at December 31, 2025	42,071	$ 56.01	0.42

The holders of restricted share units receive dividend equivalents from the date of grant. Total expense recognized related to shares issued to non-associate Trustees and included in "General and administrative expense" in the accompanying consolidated statements of income and comprehensive income was $2.2 million, $1.8 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, unamortized share-based compensation expense related to restricted share units was $982 thousand, which will be recognized in 2026.

15. Operating Leases

The Company's real estate investments are leased under operating leases with remaining terms ranging from one year to 26 years.

The following table summarizes the future minimum rentals on the Company's lessor and sublessor arrangements at December 31, 2025 (in thousands):

	December 31, 2025		
	Operating leases	**Sub-lessor operating ground leases**	
	Amount (1)	**Amount (1)**	**Total**
Year:			
2026	$ 536,699	$ 27,299	$ 563,998
2027	523,736	27,240	550,976
2028	515,440	26,407	541,847
2029	511,162	24,848	536,010
2030	489,460	20,217	509,677
Thereafter	3,040,769	140,436	3,181,205
Total	$ 5,617,266	$ 266,447	$ 5,883,713

(1) Included in rental revenue.

In addition to its lessor arrangements on its real estate investments, as of December 31, 2025 and 2024, the Company was lessee in 50 and 51 operating ground leases, respectively, as well as lessee in an operating lease of its executive office. The Company's tenants, who are generally subtenants under these ground leases, are responsible for paying the rent under these ground leases. As of December 31, 2025, rental revenue from one of the Company's tenants, who is also a subtenant under certain ground leases, is being recognized on a cash basis. In addition, two of the Company's ground leases do not currently have subtenants. In the event the tenant fails to pay the ground lease rent or if the property does not have sub-tenants, the Company is primarily responsible for the payment, assuming the Company does not sell or re-tenant the property. As of December 31, 2025, the ground lease arrangements have remaining terms ranging from eight months to 17 years. Most of these leases include one or more options to renew. The Company assesses these options using a threshold of reasonably certain, which also includes an assessment of the term of the Company's tenants' leases. For leases where renewal is reasonably certain, those option periods are included within the lease term and also the measurement of the operating lease right-of-use asset and liability. The ground lease arrangements do not contain any residual value guarantees or any material restrictions. As of December 31, 2025, the Company does not have any leases that have not commenced but that create significant rights and obligations.

The Company determines whether an arrangement is or includes a lease at contract inception. For arrangements in which the Company is lessee, operating lease right-of-use assets and liabilities are recognized at commencement date and initially measured based on the present value of lease payments over the defined lease terms. As the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The incremental borrowing rate was adjusted for collateral based on the information available at adoption or the commencement date. Inputs to the calculation of the Company's incremental borrowing rate include its senior notes and their option adjusted credit spreads over comparable U.S. Treasury rates, adjusted to a collateralized basis by estimating the credit spread improvement that would result from an upgrade of one ratings classification.

During the year ended December 31, 2025, the Company exercised an early termination option of a ground lease on an eat & play property. As a result, the Company recognized a gain of $3.4 million due to the reassessment of the lease term and the corresponding remeasurement of the lease liability and right-of-use asset, which is recorded in "Gain (loss) on sale of real estate and early ground lease termination" in the accompanying consolidated statement of income and comprehensive income for the year ended December 31, 2025.

The following table summarizes the future minimum lease payments under the ground lease obligations and the office lease at December 31, 2025, excluding contingent rent due under leases where the ground lease payment, or a portion thereof, is based on the level of the tenant's sales (in thousands):

	December 31, 2025	
	Ground Leases (1)	**Office lease (2) (3)**
Year:		
2026	$ 28,871	$ 717
2027	28,011	—
2028	27,110	—
2029	25,552	—
2030	20,901	—
Thereafter	153,854	—
Total lease payments	$ 284,299	$ 717
Less: imputed interest	80,252	17
Present value of lease liabilities	$ 204,047	$ 700

(1) Included in property operating expense.
(2) Included in general and administrative expense.
(3) Subsequent to December 31, 2025, the Company signed a new office lease for a term of 10.5 years for approximately 41,525 square feet of office space. The lease is expected to commence on January 1, 2027 with an initial annual rent payment of approximately $1.0 million.

The following table summarizes the carrying amounts of the operating lease right-of-use assets and liabilities as of December 31, 2025 and 2024 (in thousands):

	Classification	As of December 31,	
		2025	**2024**
Assets:			
Operating ground lease assets	Operating lease right-of-use assets	$ 170,101	$ 171,885
Office lease asset	Operating lease right-of-use assets	654	1,479
Total operating lease right-of-use assets		$ 170,755	$ 173,364
Sub-lessor straight-line rent receivable	Accounts receivable	17,490	17,527
Total leased assets		$ 188,245	$ 190,891
Liabilities:			
Operating ground lease liabilities	Operating lease liabilities	$ 204,047	$ 210,814
Office lease liability	Operating lease liabilities	700	1,586
Total lease liabilities		$ 204,747	$ 212,400

The following table summarizes rental revenue, including sublease arrangements and lease costs, for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Classification	Year ended December 31,		
		2025	**2024**	**2023**
Rental revenue				
Operating leases	Rental revenue	$ 582,017	$ 559,079	$ 588,751
Sublease income - operating ground leases	Rental revenue	26,588	26,088	27,388
Lease costs				
Operating ground lease cost	Property operating expense	$ 26,722	$ 26,277	$ 26,290
Operating office lease cost	General and administrative expense	896	896	896

The following table summarizes the weighted-average remaining lease term and the weighted-average discount rate for arrangements where the Company is the lessee as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
Weighted-average remaining lease term in years		
Operating ground leases	11.7	14.1
Operating office lease	0.8	1.8
Weighted-average discount rate		
Operating ground leases	5.49 %	5.40 %
Operating office lease	6.04 %	6.04 %

16. Other Commitments and Contingencies

As of December 31, 2025, the Company had 14 development projects with commitments to fund an aggregate of approximately $53.7 million. The Company advances development costs in periodic draws. If the Company determines that construction is not being completed or progressing in accordance with the terms of the development agreement, it can discontinue funding construction draws. The Company has agreed to lease the properties to the operators at predetermined rates upon completion of construction.

The Company has certain commitments related to its mortgage notes and notes receivable investments that it may be required to fund in the future. The Company is generally obligated to fund these commitments at the request of the borrower or upon the occurrence of specified events outside of its direct control. As of December 31, 2025, the Company had two mortgage notes with commitments totaling approximately $48.1 million. If commitments are funded in the future, the Company will charge interest at rates consistent with the existing investments.

17. Segment Information

The Company groups its investments into two reportable segments: Experiential and Education.

The financial information summarized below is presented by reportable segment (in thousands):

Balance Sheet Data:

	As of December 31, 2025			
	Experiential	**Education**	**Corporate/ Unallocated**	**Consolidated**
Total Assets	$ 5,241,639	$ 363,430	$ 94,693	$ 5,699,762

	As of December 31, 2024			
	Experiential	**Education**	**Corporate/ Unallocated**	**Consolidated**
Total Assets	$ 5,171,845	$ 409,801	$ 34,861	$ 5,616,507

Operating Data:

	For the Year Ended December 31, 2025			
	Experiential	**Education**	**Corporate/ Unallocated**	**Consolidated**
Rental revenue	$ 571,147	$ 37,458	$ —	$ 608,605
Other income	45,231	—	361	45,592
Mortgage and other financing income	63,869	291	—	64,160
Total revenue	680,247	37,749	361	718,357
Property operating expense	58,280	17	875	59,172
Other expense	45,756	—	—	45,756
Total investment expenses	104,036	17	875	104,928
Net operating income (loss) - before unallocated items	576,211	37,732	(514)	613,429

Reconciliation to Consolidated Statements of Income and Comprehensive Income:

General and administrative expense	(55,830)
Retirement and severance expense	(2,995)
Transaction costs	(2,199)
(Provision) benefit for credit losses, net	(8,477)
Depreciation and amortization	(169,160)
Gain on sale of real estate and early ground lease termination	39,533
Interest expense, net	(133,079)
Equity in loss from joint ventures	(3,790)
Income tax expense	(2,496)
Net income	274,936
Preferred dividend requirements	(24,144)
Net income available to common shareholders of EPR Properties	$ 250,792

	For the Year Ended December 31, 2024			
	Experiential	**Education**	**Corporate/ Unallocated**	**Consolidated**
Rental revenue	$ 547,310	$ 37,857	$ —	$ 585,167
Other income	56,297	100	674	57,071
Mortgage and other financing income	55,005	825	—	55,830
Total revenue	658,612	38,782	674	698,068
Property operating expense	57,616	573	957	59,146
Other expense	56,877	—	—	56,877
Total investment expenses	114,493	573	957	116,023
Net operating income (loss) - before unallocated items	544,119	38,209	(283)	582,045

Reconciliation to Consolidated Statements of Income and Comprehensive Income:

General and administrative expense	(50,096)
Severance expense	(1,836)
Transaction costs	(798)
(Provision) benefit for credit losses, net	(12,247)
Impairment charges	(51,764)
Depreciation and amortization	(165,733)
Gain on sale of real estate and early ground lease termination	16,101
Costs associated with loan refinancing or payoff	(337)
Interest expense, net	(130,810)
Equity in loss from joint ventures	(8,809)
Impairment charges on joint ventures	(28,217)
Income tax expense	(1,433)
Net income	146,066
Preferred dividend requirements	(24,144)
Net income available to common shareholders of EPR Properties	$ 121,922

	For the Year Ended December 31, 2023			
	Experiential	Education	Corporate/ Unallocated	Consolidated
Rental revenue	$ 577,715	$ 38,424	$ —	$ 616,139
Other income	45,112	1	834	45,947
Mortgage and other financing income	42,717	865	—	43,582
Total revenue	665,544	39,290	834	705,668
Property operating expense	56,543	192	743	57,478
Other expense	44,774	—	—	44,774
Total investment expenses	101,317	192	743	102,252
Net operating income - before unallocated items	564,227	39,098	91	603,416

Reconciliation to Consolidated Statements of Income and Comprehensive Income:

General and administrative expense	(56,442)
Severance expense	(547)
Transaction costs	(1,554)
(Provision) benefit for credit losses, net	(878)
Impairment charges	(67,366)
Depreciation and amortization	(168,033)
Loss on sale of real estate and early ground lease termination	(2,197)
Interest expense, net	(124,858)
Equity in loss from joint ventures	(6,768)
Income tax expense	(1,727)
Net income	173,046
Preferred dividend requirements	(24,145)
Net income available to common shareholders of EPR Properties	$ 148,901

EPR PROPERTIES
Notes to Consolidated Financial Statements
December 31, 2025, 2024 and 2023

EPR Properties
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

Location	Debt	Initial cost Land	Initial cost Buildings, Equipment, Leasehold Interests & Improvements	Additions (Dispositions) (Impairments) Subsequent to acquisition	Gross Amount at December 31, 2025 Land	Gross Amount at December 31, 2025 Buildings, Equipment, Leasehold Interests & Improvements	Total	Accumulated depreciation	Date acquired	Depreciation life
Theatres										
Sugar Land, TX	$ —	$ —	19,100	$ 4,152	$ —	23,252	$ 23,252	$ (14,816)	11/97	40 years
San Antonio, TX	—	3,006	13,662	8,455	3,006	22,117	25,123	(13,598)	11/97	40 years
Columbus, OH	—	—	12,685	1,133	—	13,818	13,818	(12,349)	11/97	28 years
San Diego, CA	—	—	16,028	—	—	16,028	16,028	(11,019)	11/97	40 years
Ontario, CA	—	5,521	19,449	7,130	5,521	26,579	32,100	(16,189)	11/97	40 years
Leawood, KS	—	3,714	12,086	4,110	3,714	16,196	19,910	(9,626)	11/97	40 years
Houston, TX	—	7,957	22,861	(1,455)	7,712	21,651	29,363	(15,135)	02/98	40 years
South Barrington, IL	—	6,577	27,723	4,618	6,577	32,341	38,918	(21,184)	03/98	40 years
Mesquite, TX	—	2,912	20,288	4,885	2,912	25,173	28,085	(16,396)	04/98	40 years
Hampton, VA	—	3,822	24,678	4,510	3,822	29,188	33,010	(18,941)	06/98	40 years
Pompano Beach, FL	—	6,771	9,899	10,984	6,771	20,883	27,654	(20,666)	08/98	24 years
Raleigh, NC	—	2,919	5,559	3,492	2,919	9,051	11,970	(5,398)	08/98	40 years
Davie, FL	—	2,000	13,000	11,512	2,000	24,512	26,512	(15,565)	11/98	40 years
Aliso Viejo, CA	—	8,000	14,000	—	8,000	14,000	22,000	(9,450)	12/98	40 years
Boise, ID	—	—	16,003	3,205	—	19,208	19,208	(10,940)	12/98	40 years
Cary, NC	—	3,352	11,653	3,091	3,352	14,744	18,096	(8,807)	12/99	40 years
Tampa, FL	—	6,000	12,809	1,452	6,000	14,261	20,261	(9,805)	06/99	40 years
Metairie, LA	—	—	11,740	3,049	—	14,789	14,789	(7,980)	03/02	40 years
Harahan, LA	—	5,264	14,820	—	5,264	14,820	20,084	(8,831)	03/02	40 years
Hammond, LA	—	2,404	6,780	1,607	1,839	8,952	10,791	(4,520)	03/02	40 years
Houma, LA	—	2,404	6,780	—	2,404	6,780	9,184	(4,040)	03/02	40 years
Harvey, LA	—	4,378	12,330	3,735	4,266	16,177	20,443	(8,589)	03/02	40 years
Greenville, SC	—	1,660	7,570	545	1,660	8,115	9,775	(4,669)	06/02	40 years
Sterling Heights, MI	—	5,975	17,956	3,400	5,975	21,356	27,331	(13,949)	06/02	40 years
Olathe, KS	—	4,000	15,935	2,558	3,042	19,451	22,493	(12,229)	06/02	40 years
Livonia, MI	—	4,500	17,525	—	4,500	17,525	22,025	(10,259)	08/02	40 years
Alexandria, VA	—	—	22,035	—	—	22,035	22,035	(12,808)	10/02	40 years
Little Rock, AR	—	3,858	7,990	—	3,858	7,990	11,848	(4,611)	12/02	40 years
Macon, GA	—	1,982	5,056	1,462	1,982	6,518	8,500	(3,164)	03/03	40 years
Lawrence, KS	—	1,500	3,526	2,017	1,500	5,543	7,043	(2,690)	06/03	40 years
Columbia, SC	—	1,000	10,534	339	1,000	10,873	11,873	(5,334)	11/03	40 years
Phoenix, AZ	—	4,276	15,934	3,518	4,276	19,452	23,728	(9,811)	03/04	40 years
Mesa, AZ	—	4,446	16,565	3,263	4,446	19,828	24,274	(10,105)	03/04	40 years
Peoria, IL	—	2,948	11,177	—	2,948	11,177	14,125	(5,984)	07/04	40 years
Lafayette, LA	—	—	10,318	—	—	10,318	10,318	(6,603)	07/04	24 years
Hurst, TX	—	5,000	11,729	1,015	5,000	12,744	17,744	(6,734)	11/04	40 years
Melbourne, FL	—	3,817	8,830	320	3,817	9,150	12,967	(4,804)	12/04	40 years
D'Iberville, MS	—	2,001	8,043	3,612	808	12,848	13,656	(6,155)	12/04	40 years
Wilmington, NC	—	1,650	7,047	3,033	1,650	10,080	11,730	(4,604)	02/05	40 years

EPR PROPERTIES
Notes to Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Location	Debt	Initial cost Land	Initial cost Buildings, Equipment, Leasehold Interests & Improvements	Additions (Dispositions)(Impairments) Subsequent to acquisition	Gross Amount at December 31, 2025 Land	Gross Amount at December 31, 2025 Buildings, Equipment, Leasehold Interests & Improvements	Gross Amount at December 31, 2025 Total	Accumulated depreciation	Date acquired	Depreciation life
Chattanooga, TN	—	2,799	11,467	—	2,799	11,467	14,266	(5,972)	03/05	40 years
Conroe, TX	—	1,836	8,230	2,304	1,836	10,534	12,370	(4,787)	06/05	40 years
Indianapolis, IN	—	1,481	4,565	2,375	1,481	6,940	8,421	(3,097)	06/05	40 years
Hattiesburg, MS	—	1,978	7,733	4,720	1,978	12,453	14,431	(5,779)	09/05	40 years
Arroyo Grande, CA	—	2,641	3,810	—	2,641	3,810	6,451	(1,913)	12/05	40 years
Auburn, CA	—	2,178	6,185	(65)	2,113	6,185	8,298	(3,105)	12/05	40 years
Fresno, CA	—	7,600	11,613	2,894	7,600	14,507	22,107	(9,356)	12/05	40 years
Modesto, CA	—	2,542	3,910	1,889	2,542	5,799	8,341	(2,543)	12/05	40 years
Columbia, MD	—	—	12,204	—	—	12,204	12,204	(6,026)	03/06	40 years
Garland, TX	—	8,028	14,825	—	8,028	14,825	22,853	(7,320)	03/06	40 years
Garner, NC	—	1,305	6,899	—	1,305	6,899	8,204	(3,392)	04/06	40 years
Winston-Salem, NC	—	—	12,153	4,188	—	16,341	16,341	(8,014)	07/06	24 years
Huntsville, AL	—	3,508	14,802	—	3,508	14,802	18,310	(7,154)	08/06	40 years
Pensacola, FL	—	5,316	15,099	—	5,316	15,099	20,415	(7,172)	12/06	40 years
Slidell, LA	10,635	—	11,499	—	—	11,499	11,499	(5,462)	12/06	40 years
Panama City Beach, FL	—	6,486	11,156	2,704	6,486	13,860	20,346	(5,800)	05/07	40 years
Kalispell, MT	—	2,505	7,323	—	2,505	7,323	9,828	(3,356)	08/07	40 years
Greensboro, NC	—	—	12,606	914	—	13,520	13,520	(11,418)	11/07	20 years
Glendora, CA	—	—	10,588	—	—	10,588	10,588	(4,544)	10/08	40 years
Ypsilanti, MI	—	4,716	227	2,817	4,716	3,044	7,760	(840)	12/09	40 years
Manchester, CT	—	3,628	11,474	2,315	3,628	13,789	17,417	(5,107)	12/09	40 years
Davenport, IA	—	3,599	6,068	2,265	3,564	8,368	11,932	(3,025)	12/09	40 years
Fairfax, VA	—	2,630	11,791	2,000	2,630	13,791	16,421	(5,237)	12/09	40 years
Flint, MI	—	1,270	1,723	—	1,270	1,723	2,993	(689)	12/09	40 years
Hazlet, NJ	—	3,719	4,716	—	3,719	4,716	8,435	(1,887)	12/09	40 years
Huber Heights, OH	—	970	3,891	—	970	3,891	4,861	(1,556)	12/09	40 years
North Haven, CT	—	5,442	1,061	2,000	3,458	5,045	8,503	(2,070)	12/09	40 years
Okolona, KY	—	5,379	3,311	2,000	5,379	5,311	10,690	(1,772)	12/09	40 years
Voorhees, NJ	—	1,723	9,614	—	1,723	9,614	11,337	(3,846)	12/09	40 years
Louisville, KY	—	4,979	6,567	(1,046)	3,933	6,567	10,500	(2,627)	12/09	40 years
Beavercreek, OH	—	1,578	6,630	1,700	1,578	8,330	9,908	(3,043)	12/09	40 years
West Springfield, MA	—	2,540	3,755	2,650	2,540	6,405	8,945	(2,095)	12/09	40 years
Cincinnati, OH	—	1,361	1,741	—	635	2,467	3,102	(910)	12/09	40 years
Pasadena, TX	—	2,951	10,684	1,759	2,951	12,443	15,394	(4,530)	06/10	40 years
Plano, TX	—	1,052	1,968	—	1,052	1,968	3,020	(763)	06/10	40 years
Mishawaka, IN	—	2,399	5,454	1,383	2,399	6,837	9,236	(2,506)	06/10	40 years
Grand Prairie, TX	—	1,873	3,245	2,104	1,873	5,349	7,222	(1,892)	06/10	40 years
Redding, CA	—	2,044	4,500	1,177	2,044	5,677	7,721	(2,005)	06/10	40 years
Pueblo, CO	—	2,238	5,162	1,265	2,238	6,427	8,665	(2,284)	06/10	40 years
Beaumont, TX	—	1,065	11,669	1,644	1,065	13,313	14,378	(4,939)	06/10	40 years
Pflugerville, TX	—	4,356	11,533	1,963	4,263	13,589	17,852	(4,984)	06/10	40 years
Houston, TX	—	4,109	9,739	2,617	4,109	12,356	16,465	(4,323)	06/10	40 years
El Paso, TX	—	4,598	13,207	2,296	4,598	15,503	20,101	(5,660)	06/10	40 years
Colorado Springs, CO	—	4,134	11,220	1,427	2,938	13,843	16,781	(5,020)	06/10	40 years
Saco, ME	—	1,508	3,826	1,124	1,508	4,950	6,458	(1,659)	03/11	40 years
Westbrook, ME	—	2,273	7,119	—	2,273	7,119	9,392	(2,640)	03/11	40 years

EPR PROPERTIES
Notes to Consolidated Financial Statements
December 31, 2025, 2024 and 2023

		Initial cost		Additions	Gross Amount at December 31, 2025					
Location	Debt	Land	Buildings, Equipment, Leasehold Interests & Improvements	(Dispositions) (Impairments) Subsequent to acquisition	Land	Buildings, Equipment, Leasehold Interests & Improvements	Total	Accumulated depreciation	Date acquired	Depreciation life
Twin Falls, ID	—	—	4,783	—	—	4,783	4,783	(1,624)	04/11	40 years
Dallas, TX	—	—	12,146	(3,869)	—	8,277	8,277	(920)	03/12	n/a
Albuquerque, NM	—	—	13,733	2,579	—	16,312	16,312	(4,171)	06/12	40 years
Austin, TX	—	2,608	6,373	—	2,608	6,373	8,981	(1,978)	09/12	40 years
Champaign, IL	—	—	9,381	125	—	9,506	9,506	(2,872)	09/12	40 years
Opelika, AL	—	1,314	8,951	—	1,314	8,951	10,265	(2,573)	11/12	40 years
Gainesville, VA	—	—	10,846	1,917	—	12,763	12,763	(3,306)	02/13	40 years
Lafayette, LA	14,360	—	12,728	1,438	—	14,166	14,166	(4,089)	08/13	40 years
Tuscaloosa, AL	—	—	11,287	450	1,815	9,922	11,737	(2,964)	09/13	40 years
Tampa, FL	—	1,700	23,483	3,648	1,579	27,252	28,831	(11,094)	10/13	40 years
Warrenville, IL	—	14,000	17,318	(4,487)	8,270	18,561	26,831	(7,714)	10/13	40 years
San Francisco, CA	—	2,077	12,914	—	2,077	12,914	14,991	(3,229)	08/13	40 years
Wilder, KY	—	983	11,233	2,004	983	13,237	14,220	(3,920)	04/14	40 years
Bowling Green, KY	—	1,241	10,222	—	1,241	10,222	11,463	(3,174)	04/14	40 years
New Albany, IN	—	2,461	14,808	311	2,461	15,119	17,580	(4,649)	04/14	40 years
Clarksville, TN	—	3,764	16,769	4,706	3,764	21,475	25,239	(6,117)	04/14	40 years
Noblesville, IN	—	886	7,453	2,019	886	9,472	10,358	(2,768)	04/14	40 years
McDonough, GA	—	2,235	16,842	—	2,235	16,842	19,077	(5,171)	04/14	40 years
Sterling Heights, MI	—	10,849	—	(3,712)	6,949	188	7,137	(184)	12/14	15 years
Virginia Beach, VA	—	2,544	6,478	—	2,544	6,478	9,022	(1,754)	02/15	40 years
Yulee, FL	—	1,036	6,934	—	1,036	6,934	7,970	(1,878)	02/15	40 years
Jacksonville, FL	—	5,080	22,064	—	5,080	22,064	27,144	(9,334)	05/15	25 years
Denham Springs, LA	—	—	5,093	4,162	—	9,255	9,255	(2,262)	05/15	40 years
Crystal Lake, IL	—	2,980	13,521	568	2,980	14,089	17,069	(6,023)	07/15	25 years
Kennewick, WA	—	2,484	4,901	—	2,484	4,901	7,385	(2,091)	06/16	25 years
Franklin, TN	—	10,158	17,549	8,685	9,825	26,567	36,392	(10,420)	06/16	25 years
Mobile, AL	—	2,116	16,657	—	2,116	16,657	18,773	(6,726)	06/16	25 years
El Paso, TX	—	2,957	10,961	3,905	2,957	14,866	17,823	(5,800)	06/16	25 years
Edinburg, TX	—	1,982	16,964	5,680	1,982	22,644	24,626	(8,637)	06/16	25 years
Hendersonville, TN	—	2,784	8,034	4,245	2,784	12,279	15,063	(3,668)	07/16	30 years
Houston, TX	—	965	10,002	—	965	10,002	10,967	(2,666)	10/16	40 years
Detroit, MI	—	4,299	13,810	—	4,299	13,810	18,109	(4,220)	11/16	30 years
Fort Worth, TX	—	—	11,385	—	—	11,385	11,385	(2,158)	02/17	40 years
Fort Wayne, IN	—	1,926	11,054	—	1,926	11,054	12,980	(3,805)	05/17	27 years
Wichita, KS	—	3,132	23,270	—	3,132	23,270	26,402	(9,145)	05/17	23 years
Tomball, TX	—	3,416	26,918	—	3,416	26,918	30,334	(6,113)	08/17	40 years
Cleveland, OH	—	5,060	21,072	374	5,060	21,446	26,506	(8,137)	08/17	25 years
Little Rock, AR	—	1,789	10,780	—	1,789	10,780	12,569	(2,431)	01/18	40 years
Conway, AR	—	1,316	5,553	—	1,316	5,553	6,869	(1,578)	03/18	30 years
Lynbrook, NY	—	1,753	28,400	—	1,753	28,400	30,153	(5,451)	06/18	40 years
Staten Island, NY	—	—	12,479	(6,529)	—	5,950	5,950	(847)	12/18	19 years
Beaumont, CA	—	2,421	12,026	—	2,421	12,026	14,447	(1,660)	01/19	40 years
Louisville, KY	—	3,726	27,312	—	3,726	27,312	31,038	(5,088)	03/19	40 years
Riverview, FL	—	2,339	15,901	—	2,339	15,901	18,240	(3,252)	03/19	37 years
Savoy, IL	—	1,938	10,554	1,868	1,938	12,422	14,360	(3,985)	06/19	25 years
Dublin, CA	—	15,662	25,496	—	15,662	25,496	41,158	(6,554)	06/19	30 years

EPR PROPERTIES
Notes to Consolidated Financial Statements
December 31, 2025, 2024 and 2023

		Initial cost		Additions (Dispositions) (Impairments) Subsequent to acquisition	Gross Amount at December 31, 2025					
Location	Debt	Land	Buildings, Equipment, Leasehold Interests & Improvements		Land	Buildings, Equipment, Leasehold Interests & Improvements	Total	Accumulated depreciation	Date acquired	Depreciation life
Ontario, CA	—	8,019	15,708	—	8,019	15,708	23,727	(4,806)	06/19	24 years
Columbia, SC	—	7,009	17,318	—	7,009	17,318	24,327	(3,177)	06/19	40 years
Charlotte, NC	—	4,257	15,121	—	4,257	15,121	19,378	(3,260)	06/19	35 years
Raleigh, NC	—	5,376	12,516	—	5,376	12,516	17,892	(3,371)	06/19	30 years
Gastonia, NC	—	4,039	9,199	—	4,039	9,199	13,238	(2,526)	06/19	30 years
Port Richey, FL	—	1,564	7,103	—	1,564	7,103	8,667	(2,491)	06/19	26 years
Hillsboro, OR	—	3,392	5,697	—	3,392	5,697	9,089	(2,522)	06/19	23 years
San Jacinto, CA	—	1,960	5,073	—	1,960	5,073	7,033	(1,861)	06/19	23 years
Albany, OR	—	2,049	3,920	—	2,049	3,920	5,969	(1,219)	06/19	30 years
Lake City, FL	—	1,257	4,756	—	1,257	4,756	6,013	(1,515)	06/19	27 years
Anderson, SC	—	1,554	3,948	—	1,554	3,948	5,502	(1,504)	06/19	24 years
New Hartford, NY	—	946	11,985	(141)	946	11,844	12,790	(2,680)	10/19	31 years
Columbus, OH	—	5,211	14,179	1,100	5,211	15,279	20,490	(3,713)	10/19	38 years
Kenner, LA	—	5,299	14,000	—	5,299	14,000	19,299	(4,931)	10/19	34 years
Marana, AZ	—	2,384	5,438	—	2,384	5,438	7,822	(1,737)	12/19	28 years
Bluffton, SC	—	1,912	3,053	826	1,912	3,879	5,791	(1,237)	03/20	25 years
Cherry Hill, NJ	—	5,038	9,206	—	5,038	9,206	14,244	(3,730)	03/20	25 years
Eat & Play										
Westminster, CO	—	12,055	29,914	25,446	10,848	56,567	67,415	(35,682)	06/99	40 years
New Rochelle, NY	—	6,100	97,696	15,813	6,100	113,509	119,609	(64,682)	10/03	40 years
Kanata, ON	—	10,044	36,630	33,038	9,193	70,519	79,712	(35,167)	03/04	40 years
Mississauga, ON	—	9,221	17,593	20,574	11,095	36,293	47,388	(17,871)	03/04	40 years
Oakville, ON	—	10,044	23,646	13,530	9,193	38,027	47,220	(20,242)	03/04	40 years
Whitby, ON	—	10,202	21,960	30,806	11,995	50,973	62,968	(25,345)	03/04	40 years
Burbank, CA	—	16,584	35,016	13,151	16,584	48,167	64,751	(23,290)	03/05	40 years
Northbrook, IL	—	—	7,025	586	—	7,611	7,611	(4,573)	07/11	25 years
Allen, TX	—	—	10,007	1,151	—	11,158	11,158	(5,270)	02/12	29 years
Dallas, TX	—	—	10,007	1,771	—	11,778	11,778	(5,378)	02/12	30 years
Jacksonville, FL	—	4,510	5,061	4,748	4,510	9,809	14,319	(4,692)	02/12	30 years
Oak Brook, IL	—	—	8,068	536	—	8,604	8,604	(4,882)	03/12	15 years
Houston, TX	—	—	12,403	394	—	12,797	12,797	(4,408)	09/12	40 years
The Colony, TX	—	4,004	13,665	(240)	4,004	13,425	17,429	(4,028)	12/12	40 years
Alpharetta, GA	—	5,608	16,616	(26)	5,582	16,616	22,198	(4,777)	05/13	40 years
Scottsdale, AZ	—	—	16,942	—	—	16,942	16,942	(4,871)	06/13	40 years
Spring, TX	—	4,928	14,522	—	4,928	14,522	19,450	(4,236)	07/13	40 years
Warrenville, IL	—	—	6,469	9,625	2,906	13,188	16,094	(6,033)	10/13	40 years
San Antonio, TX	—	—	15,976	79	—	16,055	16,055	(4,342)	12/13	40 years
Tampa, FL	—	—	15,726	(67)	—	15,659	15,659	(4,395)	02/14	40 years
Gilbert, AZ	—	4,735	16,130	(267)	4,735	15,863	20,598	(4,362)	02/14	40 years
Overland Park, KS	—	5,519	17,330	—	5,519	17,330	22,849	(4,543)	05/14	40 years
Centennial, CO	—	3,013	19,106	403	3,013	19,509	22,522	(5,035)	06/14	40 years
Atlanta, GA	—	8,143	17,289	—	8,143	17,289	25,432	(4,502)	06/14	40 years
Ashburn, VA	—	—	16,873	101	—	16,974	16,974	(4,376)	06/14	40 years
Naperville, IL	—	8,824	20,279	(665)	8,824	19,614	28,438	(5,067)	08/14	40 years
Oklahoma City, OK	—	3,086	16,421	(252)	3,086	16,169	19,255	(4,245)	09/14	40 years
Webster, TX	—	5,631	17,732	799	5,210	18,952	24,162	(4,800)	11/14	40 years

		Initial cost		Additions (Dispositions) (Impairments) Subsequent to acquisition	Gross Amount at December 31, 2025					
Location	Debt	Land	Buildings, Equipment, Leasehold Interests & Improvements		Land	Buildings, Equipment, Leasehold Interests & Improvements	Total	Accumulated depreciation	Date acquired	Depreciation life
Virginia Beach, VA	—	6,948	18,715	(304)	6,348	19,011	25,359	(4,750)	12/14	40 years
Edison, NJ	—	—	22,792	1,489	—	24,281	24,281	(5,454)	04/15	40 years
Jacksonville, FL	—	6,732	21,823	(1,201)	6,732	20,622	27,354	(4,758)	09/15	40 years
Roseville, CA	—	6,868	23,959	(1,928)	6,868	22,031	28,899	(5,124)	10/15	30 years
Portland, OR	—	—	23,466	(541)	—	22,925	22,925	(5,387)	11/15	40 years
Orlando, FL	—	8,586	22,493	1,120	8,586	23,613	32,199	(5,287)	01/16	40 years
Marietta, GA	—	3,116	11,872	—	3,116	11,872	14,988	(3,647)	02/16	35 years
Charlotte, NC	—	4,676	21,422	(867)	4,676	20,555	25,231	(4,716)	04/16	40 years
Orlando, FL	—	9,382	16,225	58	9,382	16,283	25,665	(3,358)	05/16	40 years
Fort Worth, TX	—	4,674	17,537	(532)	4,142	17,537	21,679	(3,800)	08/16	40 years
Nashville, TN	—	—	26,685	136	—	26,821	26,821	(5,797)	12/16	40 years
Dallas, TX	—	3,318	7,835	4	3,318	7,839	11,157	(2,087)	12/16	40 years
San Antonio, TX	—	6,502	15,338	(628)	6,502	14,710	21,212	(2,883)	08/17	40 years
Huntsville, AL	—	53	17,595	(1,938)	53	15,657	15,710	(3,738)	08/17	40 years
El Paso, TX	—	2,688	17,373	—	2,688	17,373	20,061	(4,143)	02/18	40 years
Pittsburgh, PA	—	7,897	21,812	(1,039)	7,897	20,773	28,670	(4,138)	07/18	40 years
Philadelphia, PA	—	5,484	25,211	97	5,484	25,308	30,792	(4,875)	12/18	40 years
Auburn Hills, MI	—	4,219	27,704	(2,881)	4,219	24,823	29,042	(4,663)	12/18	40 years
Greenville, SC	—	6,272	18,240	—	6,272	18,240	24,512	(3,859)	06/18	40 years
Thornton, CO	—	5,419	23,635	—	5,419	23,635	29,054	(4,132)	09/18	40 years
Katy, TX	—	5,210	16,247	232	3,431	18,258	21,689	(2,828)	06/19	40 years
Gwinnett, GA	—	3,318	17,873	—	3,318	17,873	21,191	(2,967)	06/20	40 years
San Jose, CA	—	—	26,752	—	—	26,752	26,752	(4,170)	03/21	40 years
Ontario, CA	—	—	34,943	—	—	34,943	34,943	(4,923)	12/21	40 years
King of Prussia, PA	—	—	35,196	—	—	35,196	35,196	(2,527)	02/22	40 years
Overland Park, KS	—	8,298	37,186	—	8,298	37,186	45,484	(102)	02/24	40 years
Oklahoma City, OK	—	5,347	33,223	—	5,347	33,223	38,570	(427)	04/24	40 years
Ski										
Bellefontaine, OH	—	5,108	5,994	8,327	5,251	14,178	19,429	(7,308)	11/05	40 years
Tannersville, PA	—	34,940	34,629	4,377	34,940	39,006	73,946	(23,628)	09/13	40 years
Northstar, CA	—	56,005	106,644	—	56,005	106,644	162,649	(43,518)	04/17	40 years
Attractions										
Kiamesha Lake, NY	—	34,897	228,462	2,972	34,897	231,434	266,331	(71,808)	07/10	30 years
Tannersville, PA	—	—	120,354	1,615	—	121,969	121,969	(31,716)	05/15	40 years
Denver, CO	—	753	6,218	—	753	6,218	6,971	(1,848)	02/17	30 years
Fort Worth, TX	—	824	7,066	—	824	7,066	7,890	(2,061)	03/17	30 years
Corfu, NY	—	5,112	43,637	2,500	5,112	46,137	51,249	(17,665)	04/17	30 years
Oklahoma City, OK	—	7,976	17,624	—	7,976	17,624	25,600	(6,302)	04/17	30 years
Hot Springs, AR	—	3,351	4,967	—	3,351	4,967	8,318	(1,727)	04/17	30 years
Riviera Beach, FL	—	17,450	29,713	3,344	15,000	35,507	50,507	(10,947)	04/17	30 years
Oklahoma City, OK	—	1,423	18,097	—	1,423	18,097	19,520	(6,565)	04/17	30 years
Spring, TX	—	18,776	31,402	—	18,776	31,402	50,178	(11,381)	04/17	30 years
Glendale, AZ	—	—	20,514	2,969	—	23,483	23,483	(9,041)	04/17	30 years
Kapolei, HI	—	—	8,351	1,542	—	9,893	9,893	(3,500)	04/17	30 years

EPR PROPERTIES
Notes to Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Location	Debt	Initial cost: Land	Initial cost: Buildings, Equipment, Leasehold Interests & Improvements	Additions (Dispositions) (Impairments) Subsequent to acquisition	Gross Amount at December 31, 2025: Land	Gross Amount at December 31, 2025: Buildings, Equipment, Leasehold Interests & Improvements	Total	Accumulated depreciation	Date acquired	Depreciation life
Federal Way, WA	—	—	13,949	(12,149)	—	1,800	1,800	(1,072)	04/17	12 years
The Colony, TX	—	—	7,617	305	—	7,922	7,922	(5,696)	04/17	30 years
Garland, TX	—	—	5,601	1,188	—	6,789	6,789	(4,431)	04/17	30 years
Santa Monica, CA	—	—	13,874	15,717	—	29,591	29,591	(10,904)	04/17	30 years
Concord, CA	—	—	9,808	5,120	—	14,928	14,928	(5,519)	04/17	30 years
Tampa, FL	—	—	8,665	2,493	2,493	8,665	11,158	(2,407)	08/17	30 years
Fort Lauderdale, FL	—	—	10,816	—	—	10,816	10,816	(2,944)	10/17	30 years
Valcartier, QC	—	5,906	81,534	8,233	5,837	89,836	95,673	(14,803)	06/22	31 years
Ottawa, ON	—	13,482	32,357	7,010	13,322	39,527	52,849	(8,239)	06/22	20 years
Old Forge, NY	—	1,722	31,718	—	1,722	31,718	33,440	(3,998)	03/24	30 years
West Berlin, NJ	—	2,263	12,018	—	2,263	12,018	14,281	(1,046)	01/25	28 years
Virginia Beach, VA	—	7,219	15,954	—	7,219	15,954	23,173	(30)	12/25	27 years
Experiential Lodging										
Pigeon Forge, TN	—	5,697	14,100	16,869	8,604	28,062	36,666	(4,603)	04/20	15 years
Fitness & Wellness										
Olathe, KS	—	2,417	16,878	—	2,417	16,878	19,295	(4,923)	03/17	30 years
Roseville, CA	—	1,807	6,082	—	1,807	6,082	7,889	(1,934)	09/17	30 years
Fort Collins, CO	—	2,043	5,769	4,210	2,043	9,979	12,022	(1,862)	01/18	30 years
Pagosa Springs, CO	—	9,791	15,635	86,743	16,016	96,153	112,169	(7,667)	06/18	30 years
Chicago, IL	—	4,501	13,461	—	4,501	13,461	17,962	(1,596)	02/22	40 years
Murrieta, CA	—	28,787	92,207	—	28,787	92,207	120,994	(6,266)	08/22	30 years
Brooklyn, NY	—	14,465	25,294	—	14,465	25,294	39,759	(1,908)	02/23	40 years
Belmont, CA	—	3,923	4,720	—	3,923	4,720	8,643	(325)	12/23	30 years
Acworth, GA	—	1,242	—	—	1,242	—	1,242	—	05/25	n/a
Flower Mound, TX	—	4,025	19,265	—	4,025	19,265	23,290	(140)	11/25	30 years
Frisco, TX	—	4,857	15,206	—	4,857	15,206	20,063	(102)	11/25	30 years
Keller, TX	—	3,438	16,312	—	3,438	16,312	19,750	(105)	11/25	32 years
McKinney, TX	—	4,321	15,743	—	4,321	15,743	20,064	(94)	11/25	35 years
Wylie, TX	—	1,685	5,891	—	1,685	5,891	7,576	(51)	11/25	28 years
Gaming										
Kiamesha Lake, NY	—	155,658	—	19,524	156,785	18,397	175,182	(3,188)	07/10	50 years
Cultural										
St. Louis, MO	—	5,481	41,951	3,153	5,481	45,104	50,585	(10,512)	12/18	40 years
Early Childhood Education Centers										
Lake Pleasant, AZ	—	986	3,524	902	986	4,426	5,412	(1,822)	03/13	30 years
Goodyear, AZ	—	1,308	7,275	222	1,308	7,497	8,805	(3,113)	06/13	30 years
Oklahoma City, OK	—	1,149	9,839	979	1,149	10,818	11,967	(4,159)	08/13	40 years
Mesa, AZ	—	762	6,987	1,501	762	8,488	9,250	(3,813)	01/14	30 years
Gilbert, AZ	—	1,295	9,192	316	1,295	9,508	10,803	(3,672)	03/14	30 years
Cedar Park, TX	—	1,520	10,500	418	1,278	11,160	12,438	(4,130)	07/14	30 years
Chicago, IL	—	1,294	4,375	19	1,294	4,394	5,688	(1,344)	07/14	30 years
McKinney, TX	—	1,812	12,419	1,841	1,812	14,260	16,072	(5,240)	11/14	30 years

		Initial cost		Additions	Gross Amount at December 31, 2025					
Location	Debt	Land	Buildings, Equipment, Leasehold Interests & Improvements	(Dispositions) (Impairments) Subsequent to acquisition	Land	Buildings, Equipment, Leasehold Interests & Improvements	Total	Accumulated depreciation	Date acquired	Depreciation life
West Chester, OH	—	1,807	12,913	455	1,807	13,368	15,175	(4,356)	07/15	30 years
Ellisville, MO	—	2,465	15,063	—	2,465	15,063	17,528	(4,699)	07/15	30 years
Chanhassen, MN	—	2,603	15,613	523	2,603	16,136	18,739	(5,097)	08/15	30 years
Maple Grove, MN	—	3,743	14,927	561	3,743	15,488	19,231	(5,555)	08/15	30 years
Carmel, IN	—	1,567	12,854	366	1,561	13,226	14,787	(4,361)	09/15	30 years
Fishers, IN	—	1,226	13,144	700	1,226	13,844	15,070	(4,315)	12/15	30 years
Westerville, OH	—	2,988	14,339	362	2,988	14,701	17,689	(4,905)	04/16	30 years
Las Vegas, NV	—	1,476	14,422	(1,287)	1,476	13,135	14,611	(4,141)	06/16	30 years
Edina, MN	—	1,235	5,493	(323)	1,235	5,170	6,405	(1,531)	11/16	30 years
Eagan, MN	—	783	4,833	(286)	783	4,547	5,330	(1,462)	11/16	30 years
Schaumburg, IL	—	642	4,962	—	642	4,962	5,604	(1,428)	12/16	30 years
Charlotte, NC	—	1,200	2,557	—	1,200	2,557	3,757	(633)	01/17	35 years
Charlotte, NC	—	2,501	2,079	—	2,501	2,079	4,580	(516)	01/17	35 years
Richardson, TX	—	474	2,046	—	474	2,046	2,520	(530)	01/17	35 years
Frisco, TX	—	999	3,064	—	999	3,064	4,063	(776)	01/17	35 years
Allen, TX	—	910	3,719	—	910	3,719	4,629	(963)	01/17	35 years
Southlake, TX	—	920	2,766	—	920	2,766	3,686	(715)	01/17	35 years
Dublin, OH	—	581	4,223	—	581	4,223	4,804	(1,010)	01/17	35 years
Plano, TX	—	400	2,647	—	400	2,647	3,047	(700)	01/17	35 years
Carrollton, TX	—	329	1,389	—	329	1,389	1,718	(378)	01/17	35 years
Davenport, FL	—	3,000	5,877	—	3,000	5,877	8,877	(1,459)	01/17	35 years
Tallahassee, FL	—	952	3,205	—	952	3,205	4,157	(846)	01/17	35 years
Sunrise, FL	—	1,400	1,856	—	1,400	1,856	3,256	(474)	01/17	35 years
Chaska, MN	—	328	6,140	—	328	6,140	6,468	(1,464)	01/17	35 years
Loretto, MN	—	286	3,511	—	286	3,511	3,797	(865)	01/17	35 years
Minneapolis, MN	—	920	3,700	—	920	3,700	4,620	(886)	01/17	35 years
Wayzata, MN	—	810	1,962	—	810	1,962	2,772	(490)	01/17	35 years
Plymouth, MN	—	1,563	4,905	—	1,563	4,905	6,468	(1,227)	01/17	35 years
Maple Grove, MN	—	951	3,291	—	951	3,291	4,242	(808)	01/17	35 years
Chula Vista, CA	—	210	2,186	—	210	2,186	2,396	(585)	01/17	35 years
Lincolnshire, IL	—	1,006	4,799	—	1,006	4,799	5,805	(1,409)	02/17	30 years
Minnetonka, MN	—	911	4,833	659	931	5,472	6,403	(1,681)	03/17	30 years
Portland, OR	—	2,604	585	—	2,604	585	3,189	(157)	01/18	35 years
Orlando, FL	—	955	4,273	—	955	4,273	5,228	(1,033)	02/18	35 years
Fort Mill, SC	—	629	3,957	—	629	3,957	4,586	(881)	09/18	35 years
Indian Land, SC	—	907	3,784	—	907	3,784	4,691	(895)	09/18	35 years
Sicklerville, NJ	—	694	1,876	—	694	1,876	2,570	(588)	06/19	30 years
Pennington, NJ	—	1,018	2,284	—	1,018	2,284	3,302	(1,037)	08/19	24 years
Private Schools										
Chicago, IL	—	3,057	46,784	—	3,057	46,784	49,841	(12,281)	02/14	40 years
Cumming, GA	—	500	6,892	—	500	6,892	7,392	(1,859)	01/17	35 years
Cumming, GA	—	325	4,898	—	325	4,898	5,223	(1,360)	01/17	35 years
Henderson, NV	—	1,400	6,914	—	1,400	6,914	8,314	(1,818)	01/17	35 years
Atlanta, GA	—	2,001	5,989	—	2,001	5,989	7,990	(1,426)	01/17	35 years
Pearland, TX	—	2,360	9,292	—	2,360	9,292	11,652	(2,344)	01/17	35 years

EPR PROPERTIES
Notes to Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Location	Debt	Initial cost Land	Initial cost Buildings, Equipment, Leasehold Interests & Improvements	Additions (Dispositions) (Impairments) Subsequent to acquisition	Gross Amount at December 31, 2025 Land	Gross Amount at December 31, 2025 Buildings, Equipment, Leasehold Interests & Improvements	Total	Accumulated depreciation	Date acquired	Depreciation life
Pearland, TX	—	372	2,568	—	372	2,568	2,940	(637)	01/17	35 years
Palm Harbor, FL	—	1,490	1,400	—	1,490	1,400	2,890	(369)	01/17	35 years
Mason, OH	—	975	11,243	—	975	11,243	12,218	(2,673)	01/17	35 years
Property under development	—	54,905	—	—	54,905	—	54,905	—	n/a	n/a
Land held for development	—	20,168	—	—	20,168	—	20,168	—	n/a	n/a
Unsecured revolving credit facility	—	—	—	—	—	—	—	—	n/a	n/a
Senior unsecured notes payable	2,929,597	—			—	—	—	—	n/a	n/a
Less: deferred financing costs, net	(25,181)	—			—	—	—	—	n/a	n/a
Total	$ 2,929,411	$ 1,307,473	4,426,442	550,303	$ 1,301,280	4,982,938	$ 6,284,218	$ (1,714,886)		

EPR Properties
Schedule III - Real Estate and Accumulated Depreciation (continued)
Reconciliation
(Dollars in thousands)
December 31, 2025

Real Estate Investments:

Reconciliation:

Balance at beginning of the year	$	6,130,434
Acquisition and development of real estate investments during the year (1)		274,066
Disposition of real estate investments during the year		(120,282)
Balance at close of year	$	6,284,218

Accumulated Depreciation:

Reconciliation:

Balance at beginning of the year	$	1,562,645
Depreciation during the year (1)		170,806
Disposition of real estate investments during the year		(18,565)
Balance at close of year	$	1,714,886

(1) Includes the impact of foreign currency translation.

See accompanying report of independent registered public accounting firm.

Item 9. <u>Changes in and Disagreements with Accountants on Accounting and Financial Disclosure</u>

Not applicable.

Item 9A. <u>Controls and Procedures</u>

Evaluation of disclosure controls and procedures

As of December 31, 2025, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon and as of the date of that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the effectiveness of controls

Our disclosure controls were designed to provide reasonable assurance that the controls and procedures would meet their objectives. Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Because of the inherent limitations in a cost-effective, maturing control system, misstatements due to error or fraud may occur and not be detected.

Change in internal controls

There have not been any changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control–Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on the effectiveness of our internal control over financial reporting**,** which is included in Item 8.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of or compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

Except as noted below, during the three months ended December 31, 2025, no trustee or officer of the Company, as defined in Rule 16a-1(f) of the Exchange Act, adopted, modified, or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

On December 11, 2025, Tonya L. Mater, the Company's Senior Vice President and Chief Accounting Officer, adopted a Rule 10b5-1 trading arrangement for the sale of up to 11,292 Common Shares that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The first trade date will not occur until March 20, 2026, at the earliest. The duration of the Rule 10b5-1 trading arrangement is until December 17, 2026, or earlier if all transactions under the trading arrangement are completed.

On December 23, 2025, Mark A. Peterson, the Company's Executive Vice President, Chief Financial Officer and Treasurer, through a family trust, adopted a Rule 10b5-1 trading arrangement for the sale of up to 26,121 Common Shares that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The first trade date will not occur until March 25, 2026, at the earliest. The duration of the Rule 10b5-1 trading arrangement is until September 25, 2026, or earlier if all transactions under the trading arrangement are completed.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on May 5, 2026 (the "Proxy Statement"), will contain under the captions "Election of Trustees", "Company Governance", "Executive Officers" and, if applicable, "Delinquent Section 16(a) Reports" the information required by Item 10 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

Code of Conduct

We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer, Chief Financial Officer, and all other officers, associates and trustees. The Code of Business Conduct and Ethics may be viewed on our website at www.eprkc.com. Changes to and waivers granted with respect to the Code of Business Conduct and Ethics required to be disclosed pursuant to applicable rules and regulations will be posted on our website.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale and other disposition of our securities by trustees, officers and associates that is designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards, as well as procedures designed to further the foregoing purposes. In addition, the Insider Trading Policy requires the Company to comply with applicable laws and regulations relating to trading in its securities. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.

Item 11. Executive Compensation

The Proxy Statement will contain under the captions "Election of Trustees", "Executive Compensation", "Compensation Committee Report", and "Grant Practices Regarding Equity", the information required by Item 11 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The Proxy Statement will contain under the captions "Share Ownership" and "Equity Compensation Plan Information" the information required by Item 12 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The Proxy Statement will contain under the captions "Transactions Between the Company and Trustees, Officers or their Affiliates," "Election of Trustees" and "Additional Information Concerning the Board of Trustees" the information required by Item 13 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

Item 14. Principal Accounting Fees and Services

The Proxy Statement will contain under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" the information required by Item 14 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.


PART IV


Item 15. Exhibits and Financial Statement Schedules

    (1)   *Financial Statements: See Part II, Item 8 hereof*

        Report of Independent Registered Public Accounting Firm

        Consolidated Balance Sheets as of December 31, 2025 and 2024

        Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2025, 2024 and 2023

        Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023

        Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

        Notes to Consolidated Financial Statements

        The report of EPR Properties' independent registered public accounting firm (PCAOB ID: 185) with respect to the above-referenced financial statements and their report on internal control over financial reporting are included in Item 8 of this Form 10-K. Their consent appears as Exhibit 23 of this Form 10-K.

    (2)   *Financial Statement Schedules*: *See Part II, Item 8 hereof*

        Schedule III – Real Estate and Accumulated Depreciation

    (3)   *Exhibits*

The Company has incorporated by reference certain exhibits as specified below pursuant to Rule 12b-32 under the Exchange Act.

Exhibit No.	Description
3.1	Composite of Amended and Restated Declaration of Trust of the Company (inclusive of all amendments through May 26, 2023), which is attached as Exhibit 3.1 to the Company's Form 10-Q (Commission File No. 001-13561) filed on August 3, 2023, is hereby incorporated by reference as Exhibit 3.1
3.2	Articles Supplementary designating the powers, preferences and rights of the 5.750% Series C Cumulative Convertible Preferred Shares, which is attached as Exhibit 3.2 to the Company's Form 8-K (Commission File No. 001-13561) filed on December 21, 2006, is hereby incorporated by reference as Exhibit 3.2
3.3	Articles Supplementary designating powers, preferences and rights of the 9.000% Series E Cumulative Convertible Preferred Shares, which is attached as Exhibit 3.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on April 2, 2008, is hereby incorporated by reference as Exhibit 3.3
3.4	Articles Supplementary designating the powers, preferences and rights of the 5.750% Series G Cumulative Redeemable Preferred Shares, which is attached as Exhibit 3.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on November 30, 2017, is hereby incorporated by reference as Exhibit 3.4
3.5	Amended and Restated Bylaws of the Company (inclusive of all amendments through May 30, 2019), which is attached as Exhibit 3.2 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 30, 2019, is hereby incorporated by reference as Exhibit 3.5
4.1	Form of share certificate for common shares of beneficial interest of the Company, which is attached as Exhibit 4.3 to the Company's Registration Statement on Form S-3ASR (Registration No. 333-35281), filed on June 3, 2013, is hereby incorporated by reference as Exhibit 4.1

4.2	Form of 5.750% Series C Cumulative Convertible Preferred Shares Certificate, which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on December 21, 2006, is hereby incorporated by reference as Exhibit 4.2
4.3	Form of 9.000% Series E Cumulative Convertible Preferred Shares, which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on April 2, 2008, is hereby incorporated by reference as Exhibit 4.3
4.4	Form of 5.750% Series G Cumulative Redeemable Preferred Shares Certificate, which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on November 30, 2017, is hereby incorporated by reference as Exhibit 4.4
4.5	Indenture, dated December 14, 2016, by and among the Company, certain of its subsidiaries, and UMB Bank, n.a., as trustee (including the form of 4.750% Senior Notes due 2026 included as Exhibit A thereto), which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on December 14, 2016, is hereby incorporated by reference as Exhibit 4.5
4.6	Indenture, dated May 23, 2017, by and among the Company, certain of its subsidiaries, and UMB Bank, n.a., as trustee (including the form of 4.500% Senior Notes due 2027 included as Exhibit A thereto), which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 23, 2017, is hereby incorporated by reference as Exhibit 4.6
4.7	Indenture, dated April 16, 2018, by and between the Company and UMB Bank, n.a., as trustee (including the form of 4.950% Senior Notes due 2028 included as Exhibit A thereto), which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on April 16, 2018, is hereby incorporated by reference as Exhibit 4.7
4.8	Indenture, dated August 15, 2019, between the Company and UMB Bank, n.a., as trustee (including the form of 3.750% Senior Note due 2029 included as Exhibit A thereto), which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on August 15, 2019, is hereby incorporated by reference as Exhibit 4.8
4.9	Indenture, dated October 27, 2021, between the Company and UMB Bank, n.a., as trustee (including the form of 3.600% Senior Note due 2031 included as Exhibit A thereto), which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on October 27, 2021, is hereby incorporated by reference as Exhibit 4.9
4.10	Indenture, dated November 13, 2025, between the Company and UMB Bank, n.a., as trustee (including the form of 4.75% Senior Notes due 2030 included as Exhibit A thereto), which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on November 13, 2025, is hereby incorporated by reference as Exhibit 4.10
4.11.1	Note Purchase Agreement, dated August 1, 2016, by and among the Company and the purchasers named therein, which is attached as Exhibit 4.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on August 3, 2016, is hereby incorporated by reference as Exhibit 4.11.1
4.11.2	First Amendment to Note Purchase Agreement, dated September 27, 2017, by and among the Company and the purchasers named therein, which is attached as Exhibit 10.2 to the Company's Form 8-K (Commission File No. 001-13561) filed on September 27, 2017, is hereby incorporated as Exhibit 4.11.2
4.11.3	Second Amendment to Note Purchase Agreement, dated June 29, 2020, by and among the Company and the purchasers named therein, which is attached as Exhibit 10.2 to the Company's Form 10-Q (Commission File No. 001-13561) filed on August 6, 2020, is hereby incorporated by reference as Exhibit 4.11.3
4.11.4	Third Amendment to Note Purchase Agreement, dated December 24, 2020, by and among the Company and the purchasers named therein, which is attached as Exhibit 4.11.4 to the Company's Form 10-K (Commission File No. 001-13561) filed on February 25, 2021, is hereby incorporated by reference as Exhibit 4.11.4
4.11.5	Fourth Amendment to Note Purchase Agreement, dated January 14, 2022, by and among the Company and the purchasers named therein, which is attached as Exhibit 4.11.5 to the Company's Form 10-K (Commission File No. 001-13561) filed on February 23, 2022, is hereby incorporated by reference as Exhibit 4.11.5
4.12	Description of Securities Registered under Section 12 of the Exchange Act, which is attached as Exhibit 4.12 to the Company's Form 10-K (Commission File No. 001-13561) filed on February 29, 2024, is hereby incorporated by reference as Exhibit 4.12
10.1*	Form of Indemnification Agreement entered into between the Company and each of its trustees and officers, is attached hereto as Exhibit 10.1

10.2*   Deferred Compensation Plan for Non-Employee Trustees, which is attached as Exhibit 10.10 to Amendment No. 2, filed on November 5, 1997, to the Company's Registration Statement on Form S-11 (Registration No. 333-35281), is hereby incorporated by reference as Exhibit 10.2

10.3*   2007 Equity Incentive Plan, as amended, which is attached as Exhibit 10.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 15, 2013, is hereby incorporated by reference as Exhibit 10.3

10.4*   Form of 2007 Equity Incentive Plan Nonqualified Share Option Agreement for Employee Trustees, which is attached as Exhibit 10.2 to the Company's Registration Statement on Form S-8 (Registration No. 333-142831) filed on May 11, 2007, is hereby incorporated by reference as Exhibit 10.4

10.5*   Form of 2007 Equity Incentive Plan Nonqualified Share Option Agreement for Non-Employee Trustees, which is attached as Exhibit 10.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-142831) filed on May 11, 2007, is hereby incorporated by reference as Exhibit 10.5

10.6*   Form of 2007 Equity Incentive Plan Restricted Shares Agreement for Employees, which is attached as Exhibit 10.4 to the Company's Registration Statement on Form S-8 (Registration No. 333-142831) filed on May 11, 2007, is hereby incorporated by reference as Exhibit 10.6

10.7*   Form of 2007 Equity Incentive Plan Restricted Shares Agreement for Non-Employee Trustees, which is attached as Exhibit 10.3 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 20, 2009, is hereby incorporated by reference as Exhibit 10.7

10.8*   EPR Properties 2016 Equity Incentive Plan (as amended and restated on May 6, 2025), which is attached as Exhibit 10.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 6, 2025, is hereby incorporated by reference as Exhibit 10.8

10.9*   Form of 2016 Equity Incentive Plan Incentive and Nonqualified Share Option Award Agreement for Employees, which is attached as Exhibit 10.2 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 12, 2016, is hereby incorporated by reference as Exhibit 10.9

10.10*   Form of 2016 Equity Incentive Plan Restricted Shares Award Agreement for Employees, which is attached as Exhibit 10.3 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 12, 2016, is hereby incorporated by reference as Exhibit 10.10

10.11*   Form of 2016 Equity Incentive Plan Restricted Share Unit Award Agreement for Non-Employee Trustees, which is attached as Exhibit 10.4 to the Company's Form 8-K (Commission File No. 001-13561) filed on May 12, 2016, is hereby incorporated by reference as Exhibit 10.11

10.12*   Annual Performance-Based Incentive Plan, which is attached as Exhibit 10.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on June 2, 2017, is hereby incorporated by reference as Exhibit 10.12

10.13*   EPR Properties Employee Severance Plan (as amended June 1, 2018), which is attached as Exhibit 10.1 to the Company's Form 10-Q (Commission File No. 001-13561) filed on July 31, 2018, is hereby incorporated by reference as Exhibit 10.13

10.14*   EPR Properties Employee Severance and Retirement Vesting Plan (effective July 31, 2020), which is attached as Exhibit 10.15 to the Company's Form 10-K (Commission File No. 001-13561) filed on February 25, 2020, is hereby incorporated by reference as Exhibit 10.14

10.15*   2020 Long Term Incentive Plan, which is attached as Exhibit 10.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on February 26, 2020, is hereby incorporated by reference as Exhibit 10.15

10.16*   Form of Performance Shares Awards Agreement under the 2020 Long Term Incentive Plan, which is attached as Exhibit 10.2 to the Company's Form 8-K (Commission File No. 001-13561) filed on February 26, 2020, is hereby incorporated by reference as Exhibit 10.16

10.17*   Form of Restricted Shares Award Agreement under the 2020 Long Term Incentive Plan, which is attached as Exhibit 10.3 to the Company's Form 8-K (Commission File No. 001-13561) filed on February 26, 2020, is hereby incorporated by reference as Exhibit 10.17

10.18.1   Fourth Amended, Restated and Consolidated Credit Agreement, dated as of September 19, 2024, by and among the Company, as borrower, KeyBank National Association, as administrative agent, and the other agents and lenders party thereto, which is attached as Exhibit 10.1 to the Company's Form 8-K (Commission File No. 001-13561) filed on September 23, 2024, is hereby incorporated by reference as Exhibit 10.18.1

10.18.2	Amendment No. 1 to Fourth Amended, Restated and Consolidated Credit Agreement, dated September 22, 2025, by and among the Company, as borrower, KeyBank National Association, as administrative agent, and the other agents and lenders party thereto, which is attached as Exhibit 10.1 to the Company's Form 10-Q (Commission File No. 001-13561) filed on October 30, 2025, is hereby incorporated by reference as Exhibit 10.18.2
19	Insider Trading Policy, which is attached as Exhibit 19 to the Company's Form 10-K (Commission File No. 001-13561) filed on February 26, 2025, is hereby incorporated by reference as Exhibit 19
21	The list of the Company's Subsidiaries is attached hereto as Exhibit 21
23	Consent of KPMG LLP is attached hereto as Exhibit 23
24	Power of Attorney (included in signature page)
31.1	Certification of Gregory K. Silvers pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 31.1
31.2	Certification of Mark A. Peterson pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 31.2
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is attached hereto as Exhibit 32.1
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is attached hereto as Exhibit 32.2
97.1	Policy relating to the Recovery of Erroneously Award Compensation, which is attached as Exhibit 97.1 to the Company's Form 10-K (Commission File No. 001-13561) filed on February 26, 2025, is hereby incorporated by reference as Exhibit 97.1
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Management contracts or compensatory plans

PLEASE NOTE: Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed or incorporated by reference the agreements referenced above as exhibits to this Annual Report on Form 10-K. The agreements have been filed to provide investors with information regarding their respective terms. The agreements are not intended to provide any other factual information about the Company or its business or operations. In particular, the assertions embodied in any representations, warranties and covenants contained in the agreements may be subject to qualifications with respect to knowledge and materiality different from those applicable to investors and may be qualified by information in confidential disclosure schedules not included with the exhibits. These disclosure schedules may contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the agreements. Moreover, certain representations, warranties and covenants in the agreements may have been used for the purpose of allocating risk between the parties, rather than establishing matters as facts. In addition, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of the respective agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. Accordingly, investors should not rely on the representations, warranties and covenants in the agreements as characterizations of the actual state of facts about the Company or its business or operations on the date hereof.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPR Properties

Dated: February 26, 2026	By /s/ Gregory K. Silvers
	Gregory K. Silvers, Chairman, President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Gregory K. Silvers, Mark A. Peterson and Paul R. Turvey, and each of them, as his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature and Title	Date
/s/ Gregory K. Silvers	February 26, 2026
Gregory K. Silvers, Chairman, President, Chief Executive Officer (Principal Executive Officer) and Trustee	
/s/ Mark A. Peterson	February 26, 2026
Mark A. Peterson, Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	
/s/ Tonya L. Mater	February 26, 2026
Tonya L. Mater, Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	
/s/ Peter C. Brown	February 26, 2026
Peter C. Brown, Trustee	
/s/ William P. Brown	February 26, 2026
William P. Brown, Trustee	
/s/ John P. Case	February 26, 2026
John P. Case, Trustee	
/s/ James B. Connor	February 26, 2026
James B. Connor, Trustee	
/s/ Virginia E. Shanks	February 26, 2026
Virginia E. Shanks, Trustee	
/s/ Robin P. Sterneck	February 26, 2026
Robin P. Sterneck, Trustee	
/s/ John Peter Suarez	February 26, 2026
John Peter Suarez, Trustee	
/s/ Lisa G. Trimberger	February 26, 2026
Lisa G. Trimberger, Trustee	
/s/ Caixia Y. Ziegler	February 26, 2026
Caixia Y. Ziegler, Trustee	

EXHIBIT 21

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation or Formation
1517267 BC ULC	British Columbia
30 West Pershing, LLC	Missouri
Adelaar Developer II, LLC	Delaware
Adelaar Developer, LLC	Delaware
Atlantic - EPR I	Delaware
Atlantic - EPR II	Delaware
Blankenbaker X, LLC	Indiana
Brandywine X, LLC	Indiana
Burbank Village, Inc.	Delaware
Burbank Village, L.P.	Delaware
Calypso Property LP	Quebec
Cantera 30, Inc.	Delaware
Cantera 30 Theatre, L.P.	Delaware
Catskill Resorts TRS, LLC	Delaware
CLP Northstar Commercial, LLC	Delaware
CLP Northstar, LLC	Delaware
Columbia Screens TRS I, LLC	Delaware
Early Childhood Education, LLC	Delaware
Early Education Capital Solutions, LLC	Delaware
ECE I, LLC	Delaware
ECE II, LLC	Delaware
Education Capital Solutions, LLC	Delaware
EPR Accommodations, LLC	Delaware
EPR Ambassador Holdings, LLC	Delaware
EPR Apex, Inc.	Delaware
EPR Brews, LLC	Delaware
EPR Camelback, LLC	Delaware
EPR Canada, Inc.	Missouri
EPR Concord II, L.P.	Delaware
EPR Excavate, LLC	Delaware
EPR Experience, LLC	Delaware
EPR Fitness, LLC	Delaware
EPR Fitness II, LLC	Delaware
EPR Gaming Properties, LLC	Delaware
EPR Go Zone Holdings, LLC	Delaware
EPR Hospitality, LLC	Delaware
EPR International, Inc.	Maryland
EPR Karting, LLC	Delaware
EPR Links, LLC	Delaware
EPR Links DP, LLC	Delaware
EPR Links DP I, LLC	Delaware
EPR Links DP II, LLC	Delaware
EPR Links DP III, LLC	Delaware
EPR Links DP IV, LLC	Delaware
EPR Links DP V, LLC	Delaware

EPR Lodging, LLC	Delaware
EPR Louisiana TRS, Inc.	Delaware
EPR Marinas, LLC	Delaware
EPR Mountain, LLC	Delaware
EPR North Finance Trust	Ontario
EPR North Fitness, LLC	Delaware
EPR North GP ULC	British Columbia
EPR North Holdings GP ULC	British Columbia
EPR North Holdings LP	Ontario
EPR North Properties LP	Ontario
EPR North Trust	Kansas
EPR North US GP Trust	Delaware
EPR North US LP	Delaware
EPR NP Holdco ULC	British Columbia
EPR PA TRS, Inc.	Delaware
EPR Parks, LLC	Delaware
EPR Parks II, LLC	Delaware
EPR Resorts, LLC	Delaware
EPR Resorts Financing, LLC	Delaware
EPR Springs, LLC	Delaware
EPR Springs II, LLC	Delaware
EPR St. Petes TRS, Inc.	Delaware
EPR Thornton Holdings, Inc.	Delaware
EPR TRS Holdings, Inc.	Missouri
EPR TRS I, Inc.	Missouri
EPR TRS II, Inc.	Missouri
EPR TRS III, Inc.	Missouri
EPR TRS IV, Inc.	Missouri
EPR Tuscaloosa, LLC	Delaware
EPR Water, LLC	Delaware
EPR VC Acquisition, ULC	British Columbia
EPR Wisconsin TRS, Inc.	Delaware
EPT 301, LLC	Missouri
EPT 909, Inc.	Delaware
EPT Aliso Viejo, Inc.	Delaware
EPT Arroyo, Inc.	Delaware
EPT Auburn, Inc.	Delaware
EPT Biloxi, Inc.	Delaware
EPT Boise, Inc.	Delaware
EPT Chattanooga, Inc.	Delaware
EPT Columbiana, Inc.	Delaware
EPT Concord II, LLC	Delaware
EPT Concord, LLC	Delaware
EPT Davie, Inc.	Delaware
EPT Deer Valley, Inc.	Delaware
EPT DownREIT II, Inc.	Missouri
EPT DownREIT, Inc.	Missouri
EPT East, Inc.	Delaware
EPT Firewheel, Inc.	Delaware
EPT First Colony, Inc.	Delaware

EPT Fresno, Inc.	Delaware
EPT Gulf Pointe, Inc.	Delaware
EPT Hamilton, Inc.	Delaware
EPT Hattiesburg, Inc.	Delaware
EPT Huntsville, Inc.	Delaware
EPT Hurst, Inc.	Delaware
EPT Indianapolis, Inc.	Delaware
EPT Kenner, LLC	Delaware
EPT Kenner Tenant, LLC	Delaware
EPT Lafayette, Inc.	Delaware
EPT Lawrence, Inc.	Delaware
EPT Leawood, Inc.	Delaware
EPT Little Rock, Inc.	Delaware
EPT Macon, Inc.	Delaware
EPT Mad River, Inc.	Missouri
EPT Manchester, Inc.	Delaware
EPT Melbourne, Inc.	Missouri
EPT Mesa, Inc.	Delaware
EPT Mesquite, Inc.	Delaware
EPT Modesto, Inc.	Delaware
EPT Mount Snow, Inc.	Delaware
EPT New Roc GP, Inc.	Delaware
EPT New Roc, LLC	Delaware
EPT Nineteen, Inc.	Delaware
EPT Pensacola, Inc.	Missouri
EPT Pompano, Inc.	Delaware
EPT Raleigh Theatres, Inc.	Delaware
EPT Ski Properties, Inc.	Delaware
EPT Slidell, Inc.	Delaware
EPT South Barrington, Inc.	Delaware
EPT Twin Falls, LLC	Delaware
EPT Virginia Beach, Inc.	Delaware
EPT Waterparks, Inc.	Delaware
EPT White Plains, LLC	Delaware
EPT Wilmington, Inc.	Delaware
ERC Opportunity, LLC	Delaware
Flik Depositor, Inc.	Delaware
Flik, Inc.	Delaware
Foothill Ranch Screens TRS I, LLC	Delaware
GE EPR Warrens HoldCo Lessee, LLC	Delaware
GE EPR Warrens HoldCo Owner, LLC	Delaware
International Building Condominium Association, Inc.	Missouri
Kanata Entertainment Holdings, Inc.	New Brunswick
Kozy Rest EPR-NG Lessor, LLC	Delaware
Kozy Rest EPR-NG Lessee, LLC	Delaware
Kozy Rest PropCo, LLC	Delaware
Kozy Rest Lessee, LLC	Delaware
Kozy Rest Lessor, LLC	Delaware
McHenry FFE, LLC	Delaware
Megaplex Four, Inc.	Missouri

Megaplex Nine, Inc.	Missouri
Mississauga Entertainment Holdings, Inc.	New Brunswick
New Albany Screens TRS I, LLC	Delaware
New Roc Associates, L.P.	New York
Northgate X, LLC	Indiana
Oakville Entertainment Holdings, Inc.	New Brunswick
Richmond Screens TRS I, LLC	Delaware
Tampa Veterans 24, Inc.	Delaware
Tampa Veterans 24, L.P.	Delaware
Theatre Sub, Inc.	Missouri
Warrenville Screens TRS I, LLC	Delaware
ValCal EPR GP Inc.	Quebec
Valcartier Property LP	Quebec
WestCol Center, LLC	Delaware
Whitby Entertainment Holdings, Inc.	New Brunswick

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-287742, and 333-287744) on Form S-3, the registration statements (Nos. 333-215099 and 333-78803) on Form S-4, and the registration statements (Nos. 333-76625, 333-142831, 333-159465, 333-189028, 333-211815, 333-256932, and 333-287746) on form S-8 of our report dated February 26, 2026, with respect to the consolidated financial statements of EPR Properties and the effectiveness of internal control over financial reporting.



KPMG LLP

Chicago, Illinois
February 26, 2026

EXHIBIT 31.1

CERTIFICATION

PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002.

I, Gregory K. Silvers, certify that:

1. I have reviewed this Annual Report on Form 10-K of EPR Properties;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Gregory K. Silvers

Gregory K. Silvers

Chairman, President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002.

I, Mark A. Peterson, certify that:

1. I have reviewed this Annual Report on Form 10-K of EPR Properties;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Mark A. Peterson

Mark A. Peterson
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT

I, Gregory K. Silvers, Chairman, President and Chief Executive Officer of EPR Properties (the "Issuer"), have executed this certification for furnishing to the Securities and Exchange Commission in connection with the filing with the Commission of the registrant's Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report"). I hereby certify that, to the best of my knowledge and belief:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

/s/ Gregory K. Silvers
Gregory K. Silvers
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Date: February 26, 2026

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT

I, Mark A. Peterson, Executive Vice President, Chief Financial Officer and Treasurer of EPR Properties (the "Issuer"), have executed this certification for furnishing to the Securities and Exchange Commission in connection with the filing with the Commission of the registrant's Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report"). I hereby certify that, to the best of my knowledge and belief:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

/s/ Mark A. Peterson
Mark A. Peterson
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

Date: February 26, 2026

EPR Properties®

The Diversified Experiential REIT®

909 WALNUT ST., SUITE 200
KANSAS CITY, MO 64106

eprkc.com